++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this preliminary prospectus supplement is not complete and + +may be changed. These securities have been registered under a registration + +statement that was filed with the Securities and Exchange Commission and has +
+been declared effective. This preliminary prospectus supplement and the       +
+accompanying prospectus are not an offer to sell these securities and are not + +soliciting an offer to buy these securities in any jurisdiction where the +
+offer or sale is not permitted.                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                                                Filed pursuant to Rule 424(b)(5)
                                                      Registration No. 333-67907
PROSPECTUS SUPPLEMENT (Subject to Completion, Issued November 15, 1999)
(To Prospectus dated December 30, 1998)

                                4,000,000 Shares
                           Host Marriott Corporation

                 % Class B Cumulative Redeemable Preferred Stock
                     (Liquidation Preference $25 Per Share)

                                  -----------

Dividends on the Class B preferred stock will be cumulative from the date of
original issuance and will be payable quarterly in arrears at the rate of   %
of the liquidation preference per year, starting January 15, 2000. The Class B
preferred stock will not be redeemable before       , 2005, except under
limited circumstances intended to preserve our status as a real estate investment trust and the status of our operating partnership as a partnership
for federal income tax purposes. Beginning        , 2005, we may redeem any
Class B preferred stock at $25 per share plus accrued and unpaid dividends.

                                  -----------

We have applied for approval from the New York Stock Exchange to list the Class B preferred stock on the NYSE. If so approved, we expect that trading on the NYSE will commence within 30 days after the initial delivery of the Class B preferred stock.

                                  -----------

Investing in the Class B preferred stock involves risks. See "Risk Factors" beginning on page 2 of the accompanying prospectus.

                                  -----------

                              PRICE $25 PER SHARE

                                  -----------

                                                       Underwriting
                                            Price to   Discounts and Proceeds to
                                             Public     Commissions    Company
                                            --------   ------------- -----------
Per Share................................    $25.00        $            $
Total.................................... $100,000,000    $            $

For sales of 375,000 or more shares of Class B preferred stock to a single
purchaser, underwriting discounts and commissions will be $   per share.

                                  -----------


The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We have granted the underwriters the right to purchase up to an additional 600,000 shares of Class B preferred stock to cover over-allotments, if any. The underwriters expect to deliver the Class B preferred stock to purchasers on November , 1999.

                                  -----------

MORGAN STANLEY DEAN WITTER                              PAINEWEBBER INCORPORATED
BEAR, STEARNS & CO. INC.
             DEUTSCHE BANC ALEX. BROWN
                          DONALDSON, LUFKIN & JENRETTE
                                                           PRUDENTIAL SECURITIES

November   , 1999

   We have not authorized any person to make a statement that differs from what is in this prospectus supplement and the accompanying prospectus. If any person does make a statement that differs from what is in this prospectus supplement and the accompanying prospectus, you should not rely on it. This prospectus supplement and the accompanying prospectus are not, together or individually, an offer to sell, nor are they seeking an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus supplement and the accompanying prospectus is complete and accurate as of their respective dates, but the information may change after those dates.

                               ----------------

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                          Page
                                                                          ----
Prospectus Supplement Summary............................................  S-3
Recent Developments......................................................  S-9
Use of Proceeds.......................................................... S-10
Capitalization........................................................... S-11
Pro Forma Financial Information.......................................... S-12
The Company.............................................................. S-23
Description of the Class B Preferred Stock............................... S-29
Federal Income Tax Considerations........................................ S-39
Underwriters............................................................. S-43
Legal Matters............................................................ S-45
Experts.................................................................. S-45
Where You Can Find More Information...................................... S-46

                                  Prospectus

Risk Factors.............................................................    2
About This Prospectus....................................................   14
Where You Can Find More Information......................................   14
Forward-Looking Statements...............................................   15
The Company..............................................................   16
Use of Proceeds..........................................................   17
ERISA Matters............................................................   17
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Divi-
 dends...................................................................   18
Ratio of Earnings to Fixed Charges.......................................   18
Description of Common Stock..............................................   19
Description of Preferred Stock...........................................   21
Restrictions on Ownership and Transfer...................................   27
Description of Depositary Shares.........................................   30
Description of Warrants..................................................   34
Description of Subscription Rights.......................................   35
Federal Income Tax Considerations........................................   36
Plan of Distribution.....................................................   58
Legal Matters............................................................   59
Experts..................................................................   59

                         PROSPECTUS SUPPLEMENT SUMMARY

   The following summary may not contain all the information that may be important to you. You should read this summary together with the more detailed information included elsewhere in this prospectus supplement and the accompanying prospectus, including the risk factors, financial data and information concerning the REIT conversion referred to below. In addition, important information is incorporated by reference into the accompanying prospectus. Unless otherwise expressly stated or the context otherwise requires, the information in this prospectus supplement assumes that the underwriters do not exercise their option to purchase additional shares of Class B preferred stock to cover over-allotments.

   On December 29, 1998, we reincorporated in Maryland in connection with the REIT conversion described below under "Pro Forma Financial Information--The REIT Conversion". As used in this prospectus supplement, references to "we", "our", the "company" and "Host Marriott" and similar references are to Host Marriott Corporation, a Maryland corporation, and its consolidated subsidiaries from and after December 29, 1998 and to Host Marriott Corporation, a Delaware corporation, and its consolidated subsidiaries before December 29, 1998, unless otherwise expressly stated or the context otherwise requires. Information included in this prospectus supplement, the accompanying prospectus and incorporated by reference in the accompanying prospectus concerning the hotel industry is for the United States and has been derived principally from publicly available information and from data provided by Smith Travel Research. Although we believe that this information is reliable, we have not independently verified its accuracy. All hotel room and properties data are as of September 10, 1999 unless otherwise indicated.

                                  The Company

   We are a self-managed and self-administered real estate investment trust, or REIT, owning full service hotel properties. Through our subsidiaries, we currently own 123 hotels, representing approximately 57,700 rooms located throughout the United States and in Toronto and Calgary, Canada. Most of our hotels are operated under the Marriott brand name. In addition, we own hotels operated under other major brands such as Ritz-Carlton, Four Seasons, Swissotel and Hyatt. These brands are among the most respected and widely recognized names in the lodging industry.

   We were formed as a Maryland corporation in 1998, under the name HMC Merger Corporation, as a wholly owned subsidiary of Host Marriott Corporation, a Delaware corporation, in connection with Host Marriott's efforts to reorganize its business operations to qualify as a REIT for federal income tax purposes. As part of this reorganization, which we refer to as the REIT conversion, on December 29, 1998 we merged with Host Marriott and changed our name to Host Marriott Corporation. As a result, we have succeeded to the hotel ownership business formerly conducted by Host Marriott, the Delaware corporation. We conduct our business as an umbrella partnership REIT, or UPREIT, through Host Marriott, L.P., a Delaware limited partnership, of which we are the sole general partner and in which we hold approximately 78% of the partnership interests. In this prospectus supplement, we refer to Host Marriott, L.P. as the operating partnership. A summary of the transactions comprising the REIT conversion appears below under "Pro Forma Financial Information--The REIT Conversion".

   Under current federal income tax law, REITs are restricted in their ability to derive revenues directly from the operation of hotels. Accordingly, we lease substantially all of our hotels to certain entities we refer to as the lessees, which are principally subsidiaries of Crestline Capital Corporation. The lessees operate the hotels pursuant to management agreements with hotel managers such as Marriott International, Inc., who are responsible for the day-to-day management of the hotels. However, we are responsible for, among other things, decisions with respect to sales and purchases of hotels, the financing of the hotels, the leasing of the hotels, and capital expenditures for the hotels, although some matters relating to capital expenditures are addressed in the terms of the applicable leases and management agreements. Crestline and Marriott International are both publicly traded companies, separate from Host Marriott. For more information regarding Crestline's relationship with us, please see "Pro Forma Financial Information--The REIT Conversion".

   Our principal executive offices are located at 10400 Fernwood Road, Bethesda, MD, 20817-1109, and our telephone number is (301) 380-9000.

                                  The Offering

Issuer................  Host Marriott Corporation

Securities Offered....  4,000,000 shares of   % Class B Cumulative Redeemable
                        Preferred Stock, par value $.01 per share. We may sell up to 600,000 additional shares of Class B preferred stock to the underwriters to cover over-allotments, if any.

Maturity..............  The Class B preferred stock does not have any maturity date nor are we required to redeem the Class B preferred stock. Accordingly, the Class B preferred stock will remain outstanding unless we decide to redeem it. In addition, we are not required to set aside funds to redeem the Class B preferred stock.

Dividends.............  Investors will be entitled to receive cumulative cash dividends on the Class B preferred stock at a rate of
                          % per year of the $25.00 per share liquidation
                        preference (equivalent to $   per year per share).
                        Dividends on the Class B preferred stock will be payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, commencing January 15, 2000. Dividends on the Class B preferred stock will be cumulative from the date of original issuance, which
                        is expected to be November   , 1999. Because the first
                        dividend payment date is January 15, 2000, the dividend payable on each share of Class B preferred stock on that date will be less than the amount of a full quarterly dividend.

Optional Redemption...  We may not redeem the Class B preferred stock prior to
                            , 2005, except under limited circumstances intended
                        to preserve our status as a real estate investment trust for federal income tax purposes and the operating partnership's status as a partnership for federal
                        income tax purposes. On and after     , 2005, we may,
                        at our option, redeem the Class B preferred stock, in whole or from time to time in part, for cash in the amount of $25.00 per share, plus accrued and unpaid dividends to, but not including, the date of redemption.

Liquidation
Preference............  If we liquidate, dissolve or wind up, holders of the
                        Class B preferred stock will have the right to receive $25.00 per share, plus accrued and unpaid dividends to, but not including, the date of payment. Payment of this liquidation preference must be made before any payment is made to the holders of our common stock with respect to the distribution of assets upon our liquidation, dissolution or winding up.

Ranking...............  The Class B preferred stock will rank, with respect to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up: (1) senior to our common stock and (2) on a parity with our 10% Class A Cumulative Redeemable Preferred Stock, par value $.01 per share.

Voting Rights.........  Holders of Class B preferred stock will generally have no voting rights. However, if we do not pay dividends on the Class B preferred stock for six or more quarterly dividend periods (whether or not consecutive), the holders of the Class B preferred stock, voting as a class with the holders of any other class or series of our capital stock which has similar voting rights, will be entitled to vote for the election of two additional directors to serve on our board of directors until we pay all dividends which we owe on the Class B preferred stock. In addition, the affirmative vote of the holders of at least two-thirds of the outstanding shares of Class B preferred stock is required for us to issue capital stock ranking senior to the Class B preferred stock or to amend our articles of incorporation in a manner that materially and adversely affects the Class B preferred stock.

Listing...............  We have applied for approval from the New York Stock
                        Exchange to list the Class B preferred stock on the NYSE. If our application is approved, we expect that trading of the Class B preferred stock on the NYSE will commence within 30 days after initial delivery of the Class B preferred stock.

Restrictions on
Ownership and
Transfer..............  The Class B preferred stock will be subject to certain restrictions on ownership and transfer intended to assist us in maintaining our status as a REIT for federal income tax purposes and the status of the operating partnership as a partnership for federal income tax purposes. In general, no person may own, or be deemed to own under the attribution rules of the Internal Revenue Code, more than 9.8% of the Class B preferred stock that is outstanding. A detailed description of these restrictions is contained in the accompanying prospectus under "Restrictions on Ownership and Transfer".

Conversion............  The Class B preferred stock will not be convertible into or exchangeable for any other securities or property.

Use of Proceeds.......  We will contribute the net proceeds from the offering of the Class B preferred stock to the operating partnership in exchange for preferred partnership interests in the operating partnership which will have economic terms substantially similar to those of the Class B preferred stock. We refer to general and limited partnership interests in the operating partnership as OP units. The operating partnership will use these net proceeds for general business purposes, which may include:
                        .the acquisition or development of hotel properties;
                        . the repurchase of our common stock or of convertible
                          preferred securities of our subsidiary trust, which we refer to as QUIPs (which are convertible into shares of our common stock);
                        . the redemption for cash of OP units tendered by
                          limited partners in the operating partnership; or
                        . the repayment of indebtedness (including amounts
                          outstanding under our bank credit facility).

                                  Risk Factors

   You should carefully consider the matters set forth under "Risk Factors" beginning on page 2 of the accompanying prospectus.

                           Forward-Looking Statements

   This prospectus supplement, the accompanying prospectus and the information incorporated by reference into the accompanying prospectus include forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. We intend to identify forward-looking statements in this prospectus supplement, the accompanying prospectus and the information incorporated by reference into the accompanying prospectus by using words or phrases such as "anticipate", "believe", "estimate", "expect", "intend", "may be", "objective", "plan", "predict", "project" and "will be" and similar words or phrases, or the negative thereof.

   These forward-looking statements are subject to numerous assumptions, risks and uncertainties. Factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by us in those statements include, among others, the following:

  . national and local economic and business conditions that will affect, among other things, demand for products and services at our hotels and other properties, the level of room rates and occupancy that can be achieved by such properties and the availability and terms of financing;

  . our ability to maintain the properties in a first-class manner, including meeting capital expenditure requirements;

  . our ability to compete effectively in areas such as access, location, quality of accommodations and room rate structures;

  . our ability to acquire or develop additional properties and the risk that potential acquisitions or developments may not perform in accordance with expectations;

  . changes in travel patterns, taxes and government regulations which influence or determine wages, prices, construction procedures and costs;

  . government approvals, actions and initiatives including the need for compliance with environmental and safety requirements, and change in laws and regulations or the interpretation thereof;

  . the effects of tax legislative action, which are discussed on pages S-9 and S-42;

  . the effect on us and our operations of the year 2000 issue;

  . our ability to satisfy complex rules in order to qualify as a REIT for federal income tax purposes and in order for the operating partnership to qualify as a partnership for federal income tax purposes, and our ability to operate effectively within the limitations imposed by these rules; and

  . other factors discussed under the headings "Risk Factors" and "Forward
    Looking Statements" in the accompanying prospectus and in our filings with the Securities and Exchange Commission.

   Although we believe the expectations reflected in our forward-looking statements are based upon reasonable assumptions, we can give no assurance that we will attain these expectations or that any deviations will not be material. We disclaim any obligations or undertakings to disseminate to you any updates or revisions to any forward-looking statement contained in this prospectus supplement, the accompanying prospectus and the information incorporated by reference into the accompanying prospectus to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

                Summary Historical and Pro Forma Financial Data

   In the following table we set forth summary historical consolidated financial data for us and our subsidiaries for the three fiscal years ended December 31, 1998 and for the thirty-six weeks ended September 10, 1999 (our first three quarters of 1999) and September 11, 1998 (our first three quarters of 1998). Effective December 31, 1998, we changed our fiscal year to end on December 31. Previously, our fiscal year ended on the Friday closest to December 31. The summary historical consolidated financial data as of and for the three fiscal years ended December 31, 1998 have been derived from our audited financial statements. The summary historical consolidated financial data as of and for the first three quarters of 1998 and 1999 are unaudited but, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. Interim results are not indicative of fiscal year performance because of the impact of seasonal and short term variations.

   Throughout 1998, we engaged in various transactions for the purposes of qualifying as a REIT for federal income tax purposes. In order to qualify as a REIT, we are restricted from operating hotels directly and, as part of the REIT conversion, we have leased substantially all of our hotels to subsidiaries of Crestline Capital Corporation. Accordingly, we do not believe that our results of operations prior to the REIT conversion are comparable to our results of operations following the REIT conversion.

   The summary pro forma consolidated financial data set forth below reflect:

  . the issuance of Class B preferred stock in this offering;

  . several hotel acquisitions and dispositions consummated by us and our subsidiaries and various financing transactions; and

  . various transactions effected as part of, or contemporaneously with, the REIT conversion.

   The summary pro forma statement of operations and other data reflects the foregoing transactions as if the transactions had been completed at the beginning of the periods presented. As discussed further in the "Pro Forma Financial Information" beginning on page S-12, certain of these transactions occurred prior to September 10, 1999 and therefore were included in the September 10, 1999 historical balance sheet. Consequently no pro forma adjustments to the pro forma balance sheet data as of September 10, 1999 are required for these transactions. Our pro forma statement of operations and other data presented below include only income from continuing operations and, therefore, they exclude the operations of the discontinued senior living business.

   The summary pro forma financial data set forth below are unaudited, are based upon a number of assumptions and estimates and do not purport to be indicative of the operating results or financial position that we would have achieved had the transactions actually been consummated on the dates specified, nor do they purport to be indicative of our operating results or financial position for any future periods or dates.

   The summary historical and pro forma financial data should be read in conjunction with the audited and unaudited consolidated financial statements which we incorporate by reference into the accompanying prospectus and the "Pro Forma Financial Information" beginning on page S-12. For additional details concerning the transactions reflected in the pro forma financial data, investors should carefully review the documents which we incorporate by reference.

                Summary Historical and Pro Forma Financial Data

                          First Three Quarters(1)              Fiscal Year(1)(2)
                          ------------------------  ----------------------------------------
                          Pro Forma   Historical     Pro Forma           Historical
                          --------- --------------  ----------- ----------------------------
                            1999     1999  1998(3)     1998     1998(3)(4) 1997(3)(4)  1996
                          --------- ------ -------  ----------- ---------- ---------- ------
                                (unaudited)         (unaudited)
                                          (in millions, except ratio data)
Statement of operations
 data:
Revenues(5).............   $  920   $  937 $2,410     $1,296      $3,564     $2,875   $2,005
Income (loss) from
 continuing operations..      124      137     92         93         194         47      (13)
Income (loss) before
 extraordinary
 items(6)...............      --       137    100        --          195         47      (13)
Net income (loss)(6)....      --       154    (48)       --           47         50      (13)
Other data:
Ratio of earnings to
 combined fixed charges
 and preferred stock
 dividends(7)...........     1.5x     1.6x   1.7x       1.3x        1.5x       1.3x     1.0x
Balance sheet data:
Total assets(8).........   $8,354   $8,330 $6,682        --       $8,268     $6,141   $5,152
Debt....................    5,100    5,150  4,011        --        5,131      3,466    2,647

--------
(1) The Internal Revenue Code requires REITs to file their income tax return on a calendar year basis. Accordingly, in 1998 we changed our fiscal year end to December 31 for both financial and tax reporting requirements. Previously, our fiscal year ended on the Friday nearest to December 31. As a result of this change, the results of operations for 15 hotels not managed by Marriott International were adjusted in 1998 to include 13 months of operations (December 1997 through December 1998) and therefore are not comparable to fiscal years 1997 and 1996, each of which included 12 months of operations. The additional month of operations in 1998 increased our revenues by $44 million. Additionally, the results of operations for the first three quarters of 1999 are not comparable to the first three quarters of 1998. In order to present comparable first three quarter results of operations, the first three quarters of 1998 would have to be adjusted to exclude December 1997 operations and to include August 1998 operations for the 15 hotels not managed by Marriott International.
(2) Fiscal year 1996 includes 53 weeks. Fiscal years 1997 and 1998 include 52 weeks.
(3) The historical financial data for fiscal years 1998 and 1997 and the first three quarters of 1998 reflect as discontinued operations our senior living business that we formerly conducted but disposed of in the spin-off of Crestline as part of the REIT conversion. We recorded income from the discontinued operations, net of taxes, of $6 million, $0 and $8 million in fiscal years 1998 and 1997 and the first three quarters of 1998, respectively.
(4) In 1998, we recognized a $148 million extraordinary loss, net of taxes, on the early extinguishment of debt. In 1997, we recognized a $3 million extraordinary gain, net of taxes, on the early extinguishment of debt. Also in 1998, we recognized REIT conversion expenses of $64 million and recorded a tax benefit of $106 million related to tax liabilities that we will not recognize as a result of our conversion to a REIT.
(5) Historical revenue for the first three quarters of 1999 and pro forma revenues for all periods primarily represent lease income generated by our leases with Crestline. Periods prior to 1999 have been restated in accordance with Emerging Issues Task Force 97-2 "Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician Practice Management Entities and Certain Other Entities with Contractual Management Arrangements". EITF 97-2 addresses the circumstances in which a management entity may include the revenues and expenses of a managed entity in its financial statements. Application of EITF 97-2 for the first three quarters of 1998 and fiscal years 1998, 1997 and 1996 increased both historical revenues and historical operating expenses by approximately $1.4 billion, $2.1 billion, $1.7 billion and $1.2 billion, respectively, and had no impact on net income (loss). Revenues for fiscal years 1998, 1997 and 1996 and the first three quarters of 1998 have also been adjusted to reclassify interest income as revenue (previously classified as other income from operations) in order to be consistent with our 1999 statement of operations presentation.
(6) The pro forma statement of operations does not include extraordinary items and income from discontinued operations.
(7) The ratio of earnings to combined fixed charges and preferred stock dividends is computed by dividing income from continuing operations before income taxes, fixed charges and preferred stock dividends by total fixed charges and preferred stock dividends. Fixed charges represent interest expense (including capitalized interest), amortization of debt issuance costs and the portion of rent expense that is deemed to represent interest.
(8) Total assets for fiscal year 1997 and as of the end of the third quarter 1998 include $236 million and $404 million, respectively, related to net investment in discontinued operations.

                              RECENT DEVELOPMENTS

Retirement of our President and Chief Executive Officer

   On November 3, 1999, our board of directors announced that Terence C. Golden, our President and Chief Executive Officer, has notified us of his intention to retire effective May 18, 2000, the date of our next annual shareholders meeting. The board also announced that it has named Christopher J. Nassetta, currently our Executive Vice President and Chief Operating Officer to assume the positions of President and Chief Executive Officer effective on that date. Mr. Golden will remain a member of the board of directors and Mr. Nassetta was elected to the board of directors on November 2, 1999.

Acquisition of Hopewell Group, Ltd.

   In October 1999, the operating partnership initiated a tender offer to acquire the general and limited partnership interests of Hopewell Group, Ltd., a Georgia limited partnership, whose assets primarily consist of the remaining 5.1% partnership interests in Ivy Street Hotel Limited Partnership not currently owned by the operating partnership and its subsidiaries. Ivy Street, indirectly through HMA Realty Limited Partnership, owns the Atlanta Marriott Marquis hotel. Under the terms of the tender offer, the tendering Hopewell Group partners will receive in the aggregate approximately 26,000 Series AM Cumulative Redeemable Preferred OP units and approximately $0.8 million in cash in exchange for their general and limited partnership interests in the Hopewell Group partnership. The Series AM preferred OP units had a deemed aggregate value of approximately $0.2 million as of the date the tender offer was initiated. One year from the date of issuance, the Series AM preferred OP units will be convertible into common OP units. The holder may redeem the common OP units for cash or, at our option, for shares of our common stock on a one-for-one basis (subject to adjustment). The tender offer is conditioned upon satisfaction of several conditions, including the tender of all outstanding Hopewell Group partnership interests. The tender offer is expected to expire on November 19, 1999. If our tender offer is successful, we estimate that we will close the tender offer by the end of November.

Issuance of 10% Class A Cumulative Redeemable Preferred Stock

   In August 1999, we issued 4,160,000 shares of 10% Class A Cumulative Redeemable Preferred Stock, par value $.01 per share (liquidation preference $25 per share), at an aggregate price to the public of $104,000,000, plus any accrued dividends. Holders of the Class A preferred stock are entitled to receive cumulative cash dividends on the Class A preferred stock at a rate of 10% per year of the $25 per share liquidation preference, which dividends are payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year. The shares of Class B preferred stock offered hereby will rank, with respect to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up, on a parity with the shares of Class A preferred stock.

Proposed REIT Legislation

   There are certain proposals currently pending in Congress that would amend the REIT laws applicable to us. Among other modifications, the proposals would allow a REIT to own up to 100% of the voting stock of taxable REIT subsidiaries subject to limitations on the value of a REIT's taxable REIT subsidiaries. In the event that the legislation is enacted in its current form it would enable the operating partnership to lease its hotels to wholly owned taxable subsidiaries if the hotels are operated and managed on behalf of such subsidiaries by an independent third party. In its current form, the portion of the proposed legislation that would enable the operating partnership to lease its hotels to wholly owned taxable subsidiaries is effective for taxable years beginning on January 1, 2001. If this were to occur, the operating partnership, at its discretion, could acquire the leases from Crestline for a purchase price equal to the fair market value of Crestline's interest in the leases over the remaining terms of the leases. In the event that the legislation is enacted and becomes effective, we intend to evaluate our options, including possible purchase or termination of the leases, based on market conditions and other factors existing at that time. The fee that we would be required to pay in connection with the purchase or termination of the leases would be significant. In the event that we purchase or terminate the leases, we believe that leasing our hotels to wholly owned subsidiaries rather than to Crestline could result in increases in our funds from operations, the level of which will depend on the profitability of the leases and the manner in which such purchase or termination is structured. For a more detailed description of the proposed legislation, please see "Federal Income Tax Considerations--Legislative Proposals" on page S-42.

                                USE OF PROCEEDS

   We expect our net proceeds from the offering, after deducting the underwriting discounts and commissions and estimated expenses payable by us, will be approximately $96 million, or approximately $110 million if the over-allotment option granted to the underwriters is exercised in full. We will contribute the net proceeds from the offering to the operating partnership in exchange for preferred OP units which will have economic terms substantially similar to those of the Class B preferred stock. The operating partnership will use these net proceeds for general business purposes, which may include:
   .the acquisition or development of hotel properties;
  . the repurchase of our common stock or of QUIPs, which are convertible into shares of our common stock;
  . the redemption for cash of OP units tendered by limited partners in the operating partnership; or
  . the repayment of indebtedness (including amounts outstanding under our bank credit facility).

   Pending application of the net proceeds by the operating partnership for the foregoing purposes, the operating partnership may invest the net proceeds in short-term interest bearing investment grade securities.

   In September 1999, we announced our intention to repurchase, from time to time, up to 22 million shares of our common stock or an amount of the QUIPs which are convertible into a like number of shares of our common stock based upon the specified conversion ratio. Through November 2, 1999, we had purchased approximately 1.3 million shares of common stock and 205,000 QUIPs (which are convertible into approximately 0.7 million shares of our common stock) for an aggregate consideration of approximately $19 million. Any repurchases of common stock or QUIPs with net proceeds from this offering may be effected through open market or privately negotiated purchases, through a tender offer, or through one or more combinations of such methods.

   At November 1, 1999, $200 million was outstanding under the original $350 million term loan portion of the operating partnership's $1.25 billion bank credit facility. The effective interest rate on such borrowings was 6.9% for the first three quarters of 1999. These borrowings had been incurred in connection with the REIT conversion. Subsequent to a $150 million repayment of the term loan in 1999, the available capacity under the revolving credit portion of the bank credit facility remains at $900 million, while the total bank credit facility has been permanently reduced to $1.1 billion. Any amounts repaid under the term loan with the net proceeds of this offering will further permanently reduce the total bank credit facility.

                                 CAPITALIZATION

   In the following table we set forth our capitalization as of September 10, 1999 on an historical basis and on a pro forma basis after giving effect to the transactions described under "Pro Forma Financial Information" that occured or are expected to occur subsequent to September 10, 1999, including the issuance and sale of the Class B preferred stock offered hereby, as if such transactions had occurred as of September 10, 1999. The following table should be read in conjunction with our condensed consolidated financial statements and the notes thereto as of September 10, 1999 incorporated by reference in the accompanying prospectus and the unaudited pro forma financial information beginning on page S-12.

                              As of September 10, 1999
                              -------------------------------
                                                     Pro
                               Historical         Forma(1)
                              -------------      ------------
                              (unaudited, in millions)
Debt
  Senior notes of the
   operating partnership
    7 7/8% Series A Senior
     Notes due 2005.........    $        500      $        500
    7 7/8% Series B Senior
     Notes due 2008.........           1,193 (2)         1,193 (2)
    8.45% Series C Senior
     Notes due 2008.........             498 (3)           498 (3)
    8 3/8% Series E Senior
     Notes due 2006.........             300               300
  Other senior notes........              47                47
  Mortgage debt.............           2,255             2,255
  Bank credit facility(4)...             250               200
  Other debt................             107               107
                                ------------      ------------
Total debt..................           5,150             5,100
                                ------------      ------------
Minority interests(5).......             527               528
Company-obligated
 mandatorily redeemable
 convertible preferred
 securities of a subsidiary
 trust whose sole assets are
 the convertible
 subordinated debentures due
 2026 (QUIPs)...............             550               540
Stockholders' equity
  Class A Cumulative
   Redeemable Preferred
   Stock (liquidation
   preference $25.00 per
   share), 4.16 million
   shares issued and
   outstanding..............             100               100
  Class B Cumulative
   Redeemable Preferred
   Stock (liquidation
   preference $25.00 per
   share), 0 shares and 4
   million shares issued and
   outstanding, historical
   and pro forma,
   respectively.............             --                 96
  Common Stock, $.01 par
   value per share, 750
   million shares
   authorized;
   228.7 million shares and
   227.4 million shares
   issued and outstanding,
   historical and pro forma,
   respectively ............               2                 2
  Additional paid-in
   capital..................           1,875             1,863
  Accumulated other
   comprehensive income.....               3                 3
  Retained deficit..........            (498)             (499)
                                ------------      ------------
Total stockholders' equity..           1,482             1,565
                                ------------      ------------
Total capitalization........    $      7,709      $      7,733
                                ============      ============

--------
(1) Pro forma reflects the estimated net proceeds to us from this offering of Class B preferred stock and acquisitions, dispositions, repurchases of common stock and QUIPs, a tender offer for partnership units and other financing transactions that occurred or are expected to occur subsequent to September 10, 1999. See "Pro Forma Financial Information" beginning on page S-12 for further details.
(2) Amount is net of a $7 million discount.
(3) Amount is net of a $2 million discount.
(4) Represents outstanding borrowings under our bank credit facility at September 10, 1999. At that date, an additional $900 million was available under the revolving portion of the bank credit facility subject to the terms and conditions thereof. In October 1999, we repaid $50 million on the term loan portion of the bank credit facility.
(5) Represents (a) approximately 64.9 million and 64.7 million common and preferred OP units on a historical and pro forma basis, respectively, held by unaffiliated parties which represents approximately 22% of the OP units outstanding on both a historical and pro forma basis and (b) minority interests in consolidated investments of the operating partnership of $141 million on a historical and pro forma basis.

                        PRO FORMA FINANCIAL INFORMATION

   In connection with the REIT conversion, substantially all of Host Marriott's and its subsidiaries' assets and liabilities were contributed to and assumed by the operating partnership. The pro forma financial information set forth below is based on Host Marriott's audited consolidated financial statements for the fiscal year ended December 31, 1998 and unaudited financial statements for the thirty-six weeks ended September 10, 1999. We have included below a brief discussion of our conversion to a REIT in order to provide background for some of the adjustments made in the pro forma financial statements.

   A more detailed description of matters related to the REIT conversion is included in our filings that have been incorporated by reference in the accompanying prospectus.

The REIT Conversion

   During 1998, Host Marriott and its subsidiaries and affiliates consummated a series of transactions intended to enable us to qualify as a REIT for federal income tax purposes. As a result of these transactions, the hotels formerly owned by Host Marriott and its subsidiaries and other affiliates are now owned by the operating partnership and its subsidiaries; the operating partnership and its subsidiaries lease substantially all of these hotels to Crestline, and Marriott International and other hotel operators conduct the day to day management of the hotels pursuant to management agreements with Crestline. We intend to elect to be treated as a REIT for federal income tax purposes effective January 1, 1999. The important transactions comprising the REIT conversion are summarized below.

   Reorganization of lodging assets under the operating partnership. During 1998, Host Marriott reorganized its hotels and certain other assets so that they were owned by the operating partnership and its subsidiaries. Host Marriott and its subsidiaries received a number of OP units equal to the number of then outstanding shares of Host Marriott common stock, and the operating partnership and its subsidiaries assumed substantially all of the liabilities of Host Marriott and its subsidiaries. As a result of this reorganization and the related transactions described below, we are the sole general partner in the operating partnership and as of September 10, 1999 held approximately 78% of the outstanding OP units. The operating partnership and its subsidiaries conduct our hotel ownership business. OP units owned by holders other than us are redeemable at the option of the holder, generally commencing one year after the issuance of their OP units. Upon redemption of an OP unit, the holder would receive from the operating partnership cash in an amount equal to the market value of one share of our common stock. However, in lieu of a cash redemption by the operating partnership, we have the right to acquire any OP unit offered for redemption directly from the holder thereof in exchange for either one share of our common stock or cash in an amount equal to the market value of one share of our common stock.

   Host Marriott did not transfer to the operating partnership, and, therefore, the operating partnership does not own, other assets formerly held by Host Marriott and its subsidiaries which principally consist of 31 retirement communities and controlling interests in the entities that currently lease our hotels. Most of these assets currently are owned by Crestline, a Maryland corporation and formerly a wholly owned subsidiary of Host Marriott. Crestline became a separate publicly traded company on December 29, 1998 as a result of the spin-off discussed below.

   Acquisitions by the operating partnership. Host Marriott and several of its subsidiaries were the sole general partners of eight publicly-traded limited partnerships and four private partnerships. We obtained ownership of substantially all of the limited partnership interests in these partnerships during 1998 and 1999. These partnerships owned or controlled 28 properties with approximately 17,000 rooms. Prior to our acquisition of these partnerships, we consolidated 15 of these 28 properties for financial accounting purposes.

   As part of the REIT conversion, the operating partnership, directly and through its subsidiaries, acquired substantially all of the partnership interests in these public and private partnerships which it did not already own in exchange for approximately 26 million OP units. Through September 10, 1999, approximately 8.6 million of these OP units had been converted into shares of our common stock. Additionally, approximately 0.3 million of these OP units were exchanged for notes of the operating partnership with an aggregate principal amount of approximately $3 million. In connection with the operating partnership's issuance of OP units to acquire the public and private partnerships referred to above and the OP units issued in the Blackstone acquisition discussed below, the operating partnership issued to parties other than Host Marriott and its subsidiaries a total of approximately 73.5 million common OP units, of which approximately 64.3 million were outstanding as of September 10, 1999. As of November 1, 1999, 35.1 million of the outstanding OP units were redeemable. The remaining outstanding OP units are restricted from being redeemed until January 2000.

   In addition to the partnerships discussed above, we own controlling interests in private partnerships which we consolidate for financial accounting purposes. Certain of the minority partners in these partnerships were granted the right to exchange their interests in these partnerships for OP units, subject to certain conditions. We estimate that approximately 9 million OP units could be issued at various points in time in the event that all such minority partners were to elect to exchange their partnership interests.

   On December 30, 1998, the operating partnership acquired from The Blackstone Group, a Delaware limited partnership, and a series of funds controlled by affiliates of Blackstone Real Estate Partners (together, the "Blackstone Entities"), ownership of, or a controlling interest in, twelve upscale and luxury full-service hotels in the U.S., a mortgage loan secured by a thirteenth hotel and certain other assets. As of September 10, 1999, the Blackstone Entities owned approximately 47.2 million OP units which represented 16% of the OP units outstanding as of that date. The Blackstone hotel portfolio consisted of two Ritz-Carlton, two Four Seasons, one Grand Hyatt, three Hyatt Regency and four Swissotel properties. John G. Schreiber, co-chairman of Blackstone Real Estate Partners' investment committee, is a member of our board of directors.

   On June 29, 1999, the operating partnership completed a merger transaction in which it acquired the general and limited partnership interests of two private partnerships that owned the remaining 6.1% partnership interests in Times Square Marquis Hotel, L.P. not already owned by the operating partnership. In the merger transaction, the partners of the two private partnerships received approximately 585,000 Series TS cumulative redeemable preferred OP units in exchange for their general and limited partnership interests in the two private partnerships. The Series TS cumulative redeemable preferred OP units had a deemed aggregate value of approximately $7.4 million as of the date of the merger transaction. One year from the date of issuance, the cumulative redeemable preferred OP units are convertible into common
OP units which are in turn redeemable for cash or, at our option, for shares of our common stock on the same terms as the common OP units described above. In addition, following the merger transaction, the operating partnership repaid a total of approximately $5.9 million of indebtedness of the two private partnerships that it assumed in the merger transaction.

   Contribution of assets to non-controlled subsidiaries. In connection with the REIT conversion, two taxable corporations were formed in which the operating partnership owns approximately 95% of the economic interest but none of the voting interest. We refer to these two subsidiaries as the non-controlled subsidiaries. The non-controlled subsidiaries hold various assets which were originally contributed by Host Marriott and its subsidiaries to the operating partnership, but whose direct ownership by the operating partnership or its other subsidiaries would jeopardize our status as a REIT and the operating partnership's status as a partnership for federal income tax purposes. These assets primarily consist of interests in certain partnerships or other interests in hotels which are not leased, and certain furniture, fixtures and equipment -- also known as FF&E -- used in the hotels and certain international hotels. The operating partnership has no control over the operation or management of the hotels or other assets owned by the non-controlled subsidiaries. The Host Marriott Statutory Employee/Charitable Trust acquired all of the voting common stock of each non-controlled subsidiary, representing, in each case, the remaining approximately 5% of the total economic interests in each non-controlled subsidiary. The beneficiaries of the Employee/Charitable Trust are a trust formed for the benefit of certain employees of the operating partnership and the J. Willard and Alice S. Marriott Foundation.

   Leases of hotels. Under current federal income tax law, REITs are restricted in their ability to derive revenues from the operation of hotels. However, they can derive rental income by leasing hotels. Therefore, the operating partnership and its subsidiaries lease virtually all of their hotel properties to subsidiaries of Crestline. The lessees pay rent to the operating partnership and its subsidiaries generally equal to the greater of (1) a specified minimum rent or (2) rent based on specified percentages of different categories of aggregate sales at the relevant hotels. Generally, there is a separate lessee for each hotel property or there is a separate lessee for each group of hotel properties that has separate mortgage financing or has owners in addition to the operating partnership and its wholly owned subsidiaries. The lessees for all but four of our hotels are wholly owned subsidiaries of Crestline, formed as limited liability companies, each of whose purpose is limited to acting as lessee under an applicable lease. The limited liability company agreement for each Crestline lessee provides that Crestline will have full control over the management of the business of the lessee, except with respect to certain decisions for which the consent of other members or the hotel manager will be required. In addition, although the Crestline lessees are wholly owned subsidiaries of Crestline, Marriott International or its appropriate subsidiary has a non-economic voting interest on certain matters pertaining to hotels which are managed by Marriott International or its subsidiaries.

   Prior to the REIT conversion, our hotels were managed by Marriott International and other hotel operating companies pursuant to hotel management agreements. In connection with the REIT conversion, these management agreements were assigned to the lessees for the term of the applicable leases. Each of the management agreements provides for base and incentive management fees, plus reimbursement of certain costs. So long as the leases are in effect, such fees and cost reimbursements are the primary obligation of the lessees and not the operating partnership or its subsidiaries, although the operating partnership or its subsidiaries remain liable under the management agreements to the extent such fees and reimbursements are not paid by the lessees. The operating partnership retains contingent liability under the management agreements for all other obligations in the event that the lessees do not perform and also remains primarily liable for certain obligations under the management agreements.

   Crestline's spin-off and other stockholder distributions. As part of the REIT conversion, Host Marriott made taxable distributions to its stockholders in which they received, for each share of common stock, (1) one-tenth of one share of common stock of Crestline and (2) either $1.00 in cash or 0.087 share of our common stock, at the election of the stockholder. The aggregate value of the Crestline common stock, our common stock and cash distributed to stockholders of Host Marriott was approximately $510 million.

Pro Forma Adjustments

   Our pro forma financial information reflects the issuance and sale of the Class B preferred stock in this offering, various transactions effected as part of, or contemporaneously with, the REIT conversion and other 1999 and 1998 transactions, acquisitions and dispositions consummated by us and financing transactions and other transactions relating to the REIT conversion.

   Our unaudited pro forma statements of operations reflect the transactions described below for the fiscal year ended December 31, 1998 and the first three quarters 1999 as if those transactions had been completed at the beginning of the periods presented. Our unaudited pro forma statements of operations which we present below include only income from continuing operations and therefore exclude the operations of the discontinued senior living business which were included as part of the Crestline distribution.

   The pro forma financial statements reflect the following acquisitions, dispositions and other activities that are not related to the REIT conversion:

1999 Transactions

  . November offering of Class B preferred stock made hereby

  . October tender offer for the acquisition of the outstanding interests in Hopewell Group, Ltd. in exchange for preferred OP units and cash

  . Fourth quarter repurchases of 1.3 million shares of our common stock and 205,000 QUIPs (which are convertible into approximately 0.7 million shares of our common stock) for an aggregate consideration of approximately $19 million

  . October repayment of $50 million on a term loan entered into as part of our bank credit facility

  . September redemption of approximately 233,000 OP units for cash of approximately $2 million

  . Third quarter prepayment on mortgages of two hotels

  . August issuance of Class A preferred stock

  . July refinancing of the mortgages on eight hotels

  . June acquisition of two private partnerships which owned minority interests in the New York Marriott Marquis Hotel in exchange for preferred OP units and the assumption and repayment of certain indebtedness of the two private partnerships

  .  April refinancing of the mortgage on the New York Marriott Marquis

  . February issuance of Series D senior notes and their subsequent exchange for Series E senior notes

  .  Disposition of three hotels

 1998 Transactions

  . December acquisition of properties and other assets from the Blackstone Entities

  .  December issuance of Series C senior notes

  . August issuance of Series A senior notes and Series B senior notes and retirement of previously outstanding senior notes

  .  Acquisition of, or purchase of controlling interests in, eleven hotels

  .  Purchase of minority interests in two hotels

  .  Disposition of two hotels

   All of the above transactions except for this offering of Class B preferred stock, the tender offer for the acquisition of Hopewell Group Ltd. and its corresponding indirect interest in one hotel, the repurchase of common stock and QUIPs during the fourth quarter of 1999, the repayment of the term loan, the redemption of OP units for cash and the disposition of one hotel are already reflected in our consolidated balance sheet as of September 10, 1999 and, therefore, no pro forma adjustments for these transactions were necessary in the unaudited pro forma balance sheet.

   The pro forma statements of operations reflect the following transactions effected as part of, or contemporaneously with, the REIT conversion, all of which are reflected in the historical balance sheet as of September 10, 1999:

  . 1998 contribution of assets and liabilities to the non-controlled subsidiaries, including the sale of certain FF&E to the non-controlled subsidiaries

  . 1998 acquisitions of eight publicly-traded partnerships in exchange for OP units

  . 1998 acquisition of minority interests in four private partnerships in exchange for OP units

  . 1998 lease of substantially all of our hotel properties to Crestline and conversion of revenues and certain operating expenses to rental income

  . 1998 adjustment to remove deferred taxes and the impact on the tax provision resulting from the change in tax status related to the REIT conversion

  . 1999 special dividend to our shareholders of either 0.087 share of our common stock or $1.00 in cash per share of our common stock, at the election of each shareholder, which we refer to as the Special Dividend

  . 1998 sale of an investment in a subsidiary to Crestline

   Our unaudited pro forma financial statements do not purport to represent what our results of operations or financial condition would actually have been if these transactions had in fact occurred at the beginning of the periods presented, or to project our results of operations or financial condition for any future period.

   Our unaudited pro forma financial statements are based upon available information and upon assumptions and estimates, some of which are set forth in the notes to the unaudited pro forma financial statements, that we believe are reasonable under the circumstances. The unaudited pro forma financial statements and accompanying notes should be read in conjunction with the financial statements and notes thereto incorporated by reference in the accompanying prospectus.

                       UNAUDITED PRO FORMA BALANCE SHEET
                               September 10, 1999
                      (in millions, except share amounts)

                                        A         B          C           D           E
                            Host    Preferred
                          Marriott    Stock     Debt                               Stock     Pro
                         Historical Offering  Repayment Acquisition Disposition Repurchases Forma
                         ---------- --------- --------- ----------- ----------- ----------- ------
ASSETS
Property and equipment,
 net....................   $7,221     $--       $--        $  1        $(30)        --      $7,192
Notes and other
 receivables, net.......      244      --        --         --          --          --         244
Rent receivable.........       63      --        --         --          --          --          63
Investments in
 affiliates.............       48      --        --         --          --          --          48
Other assets............      464      --        --         --          --          --         464
Cash and cash
 equivalents ...........      290       96       (50)        (1)         29         (21)       343
                           ------     ----      ----       ----        ----        ----     ------
                           $8,330     $ 96      $(50)      $--         $ (1)       $(21)    $8,354
                           ======     ====      ====       ====        ====        ====     ======
LIABILITIES AND EQUITY
Debt....................   $5,150     $--       $(50)      $--         $--          --      $5,100
Accounts payable and
 accrued expenses.......      143      --        --         --          --          --         143
Deferred income taxes...       96      --        --         --          --          --          96
Other liabilities.......      382      --        --         --          --          --         382
                           ------     ----      ----       ----        ----        ----     ------
Total liabilities.......    5,771      --        (50)       --          --          --       5,721
Minority interests......      527      --        --         --          --            1        528
Convertible preferred
 securities of
 subsidiary trust
 (QUIPs)................      550      --        --         --          --          (10)       540
Equity
Class A preferred
 stock..................      100      --        --         --          --          --         100
Class B preferred stock
 (on a pro forma basis
 4.0 million shares
 outstanding)...........      --        96       --         --          --          --          96
Common stock............        2      --        --         --          --          --           2
Additional paid-in
 capital................    1,875      --        --         --          --          (12)     1,863
Accumulated other
 comprehensive income...        3      --        --         --          --          --           3
Retained deficit........     (498)     --        --         --           (1)        --        (499)
                           ------     ----      ----       ----        ----        ----     ------
                           $8,330     $ 96      $(50)      $--         $ (1)       $(21)    $8,354
                           ======     ====      ====       ====        ====        ====     ======

           See Notes to the Unaudited Pro Forma Financial Statements.

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                                Fiscal Year 1998
                    (in millions, except per share amounts)

                                  F         G          H            I           J            L         M          N
                                                                  Debt
                     Host                  1998                 Issuance,      Non-       Public    Private    Earnings
                   Marriott  Blackstone  Acquisi-              Repayment &  Controlled  Partnership Partner-  & Profits
                  Historical Acquisition  tions   Dispositions Refinancing Subsidiaries   Mergers    ships   Distribution
                  ---------- ----------- -------- ------------ ----------- ------------ ----------- -------- ------------
REVENUE
Rental
 revenues.......    $  --       $ --      $ --       $ --         $ --        $ --         $ --      $ --       $ --
Hotel sales.....     3,442        459       116        (72)         --          (73)         223       --         --
Net gains
 (losses) on
 property
 transactions...        57        --        --         (53)         --          --           --        --         --
Interest
 income.........        51        (13)      (16)        (1)         --            4            1       --          (4)
Other revenues..        14        --        --         --           --           (3)         --        --         --
                    ------      -----     -----      -----        -----       -----        -----     -----      -----
Total revenues..     3,564        446       100       (126)         --          (72)         224       --          (4)
                    ------      -----     -----      -----        -----       -----        -----     -----      -----
EXPENSES
Hotels..........    (2,824)      (382)      (98)        61          --           55         (194)       (2)       --
Minority
 interest.......       (52)       --         (1)       --           --            4           26         1        --
Corporate
 expenses.......       (50)       --        --          (1)         --            1          --        --         --
REIT conversion
 expenses.......       (64)       --        --         --           --          --           --        --         --
Interest
 expense........      (335)       (39)       (1)       --           (43)          7          (29)      --         --
Dividends on
 QUIPs..........       (37)       --        --         --           --          --           --        --         --
Other...........       (28)       --        --         --           --            2          --        --         --
                    ------      -----     -----      -----        -----       -----        -----     -----      -----
Income (loss)
 before income
 taxes..........       174         25       --         (66)         (43)         (3)          27        (1)        (4)
Benefit
 (provision) for
 income taxes...        20        (10)      --          26           17           3          (11)      --           1
                    ------      -----     -----      -----        -----       -----        -----     -----      -----
Income from
 continuing
 operations.....       194      $  15     $ --       $ (40)       $ (26)      $ --         $  16     $  (1)     $  (3)
                                =====     =====      =====        =====       =====        =====     =====      =====
Less:
Dividends on
 Class A
 preferred stock
 (S)............       --
Dividends on
 Class B
 preferred stock
 (S)............       --
                    ------
Income from
 continuing
 operations
 available to
 common
 shareholders
 (S)............    $  194
                    ======
Basic earnings
 per share from
 continuing
 operations
 available to
 common
 shareholders
 (T)............    $ 0.90
                    ======
                     P/R       K/O        Q
                    Other     Lease     Income
                     REIT    Conver-     Tax      Pro
                  Activities  sion    Adjustment Forma
                  ---------- -------- ---------- -------
REVENUE
Rental
 revenues.......    $ --     $ 1,253    $ --     $1,253
Hotel sales.....      --      (4,095)     --        --
Net gains
 (losses) on
 property
 transactions...      --         --       --          4
Interest
 income.........      --           6      --         28
Other revenues..      --         --       --         11
                  ---------- -------- ---------- -------
Total revenues..      --      (2,836)     --      1,296
                  ---------- -------- ---------- -------
EXPENSES
Hotels..........      --       2,791      --       (593)
Minority
 interest.......      (30)       --       --        (52)
Corporate
 expenses.......      --         --       --        (50)
REIT conversion
 expenses.......       64        --       --        --
Interest
 expense........      --         --       --       (440)
Dividends on
 QUIPs..........      --         --       --        (37)
Other...........      --         --       --        (26)
                  ---------- -------- ---------- -------
Income (loss)
 before income
 taxes..........       34        (45)     --         98
Benefit
 (provision) for
 income taxes...      (14)        18      (55)       (5)
                  ---------- -------- ---------- -------
Income from
 continuing
 operations.....    $  20    $   (27)   $ (55)       93
                  ========== ======== ==========
Less:
Dividends on
 Class A
 preferred stock
 (S)............                                    (10)
Dividends on
 Class B
 preferred stock
 (S)............                                    (10)
                                                 -------
Income from
 continuing
 operations
 available to
 common
 shareholders
 (S)............                                 $   73
                                                 =======
Basic earnings
 per share from
 continuing
 operations
 available to
 common
 shareholders
 (T)............                                 $ 0.33
                                                 =======

           See Notes to the Unaudited Pro Forma Financial Statements.

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
               For the thirty-six weeks ended September 10, 1999
                    (in millions, except per share amounts)

                                                      H            I
                                   Host Marriott                 Debt      Pro
                                    Historical   Dispositions Refinancing Forma
                                   ------------- ------------ ----------- -----
REVENUE
Rental revenues..................      $ 885        $  (4)       $--      $ 881
Net gains on property
 transactions....................         16          (13)        --          3
Interest income..................         26          --          --         26
Other revenues...................         10          --          --         10
                                       -----        -----        ----     -----
Total revenues...................        937          (17)        --        920
                                       -----        -----        ----     -----
EXPENSES
Hotels...........................       (383)           2         --       (381)
Minority interest................        (61)         --          --        (61)
Corporate expenses...............        (22)         --          --        (22)
Interest expense.................       (298)         --            2      (296)
Dividends on QUIPs ..............        (26)         --          --        (26)
Other............................        (10)         --          --        (10)
                                       -----        -----        ----     -----
Income (loss) from continuing
 operations......................        137        $ (15)       $  2       124
                                                    =====        ====
Less:
Dividends on Class A preferred
 stock (S).......................         (1)                                (7)
Dividends on Class B preferred
 stock (S).......................        --                                  (7)
                                       -----                              -----
Income from continuing operations
 available to common shareholders
 (S).............................      $ 136                              $ 110
                                       =====                              =====
Basic earnings per share from
 continuing operations available
 to common shareholders (T)......      $0.60                              $0.49
                                       =====                              =====

           See Notes to the Unaudited Pro Forma Financial Statements.

               NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

   A. Represents the adjustment to record the issuance of approximately 4 million shares of Class B preferred stock.

   .Record net cash proceeds of $96 million

   .Record preferred stock of $100 million, net of $4 million of estimated transaction costs

   B. Represents the adjustment to pay down $50 million in October 1999 of the outstanding balance on the term loan entered into as a part of our bank credit facility with the proceeds from the issuance of the Class A preferred stock.


   C. Represents the adjustment to record the October tender offer to acquire the minority partners' interest in the Atlanta Marriott Marquis, with an increase in property of approximately $1 million, and the payment of approximately $0.8 million in cash and the issuance of approximately 26,000 preferred OP units.

   D. Represents the adjustment to record the September sale of Marriott's Grand Hotel and Golf Resort.

   .Record the decrease in property and equipment of $30 million

   .Record the increase in cash for the sale proceeds of $29 million

   . Record the decrease in equity of $1 million from the loss on disposition

   E. Represents the adjustment to record the fourth quarter repurchases of
1.3 million of the outstanding shares of our common stock and 205,000 QUIPs convertible into approximately 0.7 million shares of common stock for an aggregate cost of approximately $19 million as well as the fourth quarter redemption of approximately 233,000 OP units issued in connection with the Blackstone acquisition for $2 million.

   F. Represents the adjustment to record the historical revenues, operating expenses, interest expense, and income taxes and to reduce interest income associated with the Blackstone acquisition.

   G. Represents the adjustment to record the historical revenues, operating expenses, minority interest, interest expense, and income taxes and to reduce interest income associated with the 1998 acquisition of, or purchase of controlling interests in, 11 full-service hotels.

   H. Represents the adjustment to reduce the historical revenues, operating expenses and income taxes and to reduce interest income for the 1998 sale of the New York Marriott East Side and the Napa Valley Marriott, and the 1999 sale of the Minneapolis/Bloomington Airport Marriott, the Saddle Brook Marriott, and Marriott's Grand Hotel and Golf Resort, including the elimination of the non-recurring gains on the sales totalling $50 million and related taxes of $20 million in fiscal year 1998 and the $13 million net gain in the first three quarters of 1999.

   I. Represents the adjustment to record interest expense and related amortization of deferred financing fees, reduce interest income, and to record income taxes as a result of the issuance of the Series A senior notes, the Series B senior notes, the Series C senior notes, the Series D senior notes (subsequently exchanged for Series E senior notes), the refinancing of the New York Marriott Marquis and the repayment or refinancing of the various mortgages, the old Host Marriott credit facility, the new credit facility and subsequent paydowns thereof, and outstanding senior notes. The adjustment excludes the extraordinary loss of $148 million, net of taxes, resulting from the write-off of deferred financing fees and the payment of bond tender and consent fees related to the outstanding senior notes which were repurchased.

   The following table represents the adjustment to interest expense, including amortization of deferred financing fees, for the following periods:

                                                                   First Three
                                                       Fiscal Year  Quarters
                                                          1998        1999
                                                       ----------- -----------
Series A and Series B senior notes....................    $(86)       $--
New credit facility...................................      (4)          8
Series C senior notes.................................     (40)        --
Series D senior notes.................................     (26)        --
Old senior notes......................................      72         --
Old credit facility...................................       2         --
Debt repaid, refinanced or acquired with proceeds of
 Series C senior notes................................      17         --
Debt repaid, refinanced, or acquired with proceeds of
 Series D senior notes................................      24         --
New York Marriott Marquis refinancing.................       4          (4)
Debt refinanced for eight hotel properties............      (8)         (6)
Prepayments on mortgages for two hotel properties.....       2           4
                                                          ----        ----
                                                          $(43)       $  2
                                                          ====        ====

   J. Represents the adjustment to eliminate revenues, operating expenses, minority interest, interest expense, corporate expenses, income taxes and interest income of the non-controlled subsidiaries and to include our share of their income as equity in earnings of affiliates.

   K. Represents the adjustment to reduce depreciation expense by $8 million for fiscal year 1998 related to certain furniture and equipment sold to the non-controlled subsidiaries, record interest income of approximately $1 million for fiscal year 1998 earned on the $15 million of 8.75% notes issued to us by the non-controlled subsidiaries and as a result of the sale of the furniture and equipment reduce lease payments to us from the lessees.

   L. Represents the adjustment to record the historical revenues, operating expenses, minority interest, interest expense, interest income and income taxes associated with the publicly-traded partnerships, including three partnerships not previously consolidated.

   M. Represents the adjustment to record additional depreciation expense and the decrease in minority interest expense related to the purchase of the remaining minority interests in the private partnerships.

   N. Represents the adjustment to reduce interest income and related income tax expense for the $73 million cash payment made as part of the Special Dividend to shareholders of Host Marriott.

   O. Represents the adjustment to remove hotel revenues of $4,095 million and management fees and other expenses of $2,791 million for fiscal year 1998, and to record rental revenues associated with the leasing of substantially all of our hotel properties to Crestline and interest income of $6 million for fiscal year 1998 earned on the $95 million in 5.12% notes issued to us by Crestline and one of the non-controlled subsidiaries. Rental revenues under the leases are based on the greater of percentage rent or minimum rent. Total rent in the pro forma statements of operations is calculated based on the historical gross sales of the property and the negotiated rental rates and thresholds by property as if the leases were entered into on the first day of fiscal year 1998. There are generally three sales categories utilized in the rent calculation: rooms, food and beverage, and other. For rooms and food and beverage, there generally are three tiers of rent with two thresholds, while the other category generally has one tier of rent with no threshold. The percentage rent thresholds are increased annually on the first day of each year after the initial lease year based on a blended increase of the consumer price index and a wage and benefit index.

   P. Represents the adjustment to record minority interest expense related to amendments made to partnership agreements and the minority interest expense related to the 22% outside limited partner interests in the operating partnership in connection with the REIT conversion.

   Q. Represents the adjustment to the income tax provision to reflect the REIT conversion.

   R. Represents the adjustment to eliminate non-recurring expenses incurred in connection with the REIT conversion of $64 million.


   S. The historical income (loss) from continuing operations available to common shareholders was $194 million and $137 million for fiscal year 1998 and through the third quarter of 1999, respectively. On a pro forma basis, income
(loss) from continuing operations available to common shareholders would be $73 million and $110 million for fiscal year 1998 and through the third quarter of 1999, respectively, to reflect dividends on outstanding shares of Class A preferred stock and shares of Class B preferred stock offered hereby at an assumed rate of 10%.

   T. The historical weighted average common shares outstanding was 216.3 million and 227.7 million for fiscal year 1998 and first three quarters of 1999, respectively. On a pro forma basis weighted average common shares outstanding for fiscal year 1998 and first three quarters of 1999 would be
223.5 and 226.4 million, respectively, to reflect shares issued in conjunction with the REIT conversion.

                                  THE COMPANY

   We are a self-managed and self-administered real estate investment trust, or REIT, owning full service hotel properties. Through our subsidiaries, we currently own 123 hotels, containing approximately 57,700 rooms located throughout the United States and in Toronto and Calgary, Canada. Most of our hotels are operated under the Marriott brand name. In addition, we own hotels operated under other major brands such as Ritz-Carlton, Four Seasons, Swissotel and Hyatt. These brands are among the most respected and widely recognized brand names in the lodging industry. As we describe more fully below, our hotels are held by our subsidiaries and leased by them to lessees, principally subsidiaries of Crestline. The hotels are managed on behalf of the lessees by subsidiaries of Marriott International and other companies.

   We were formed as a Maryland corporation in 1998, under the name HMC Merger Corporation, as a wholly owned subsidiary of Host Marriott Corporation, a Delaware corporation, in connection with Host Marriott's efforts to reorganize its business operations to qualify as a REIT for federal income tax purposes. As part of this reorganization, which we refer to as the REIT conversion, on December 29, 1998, we merged with Host Marriott and changed our name to Host Marriott Corporation. As a result of the REIT conversion, we have succeeded to the hotel ownership business formerly conducted by Host Marriott, and conduct our business as an UPREIT through the operating partnership.

   As the sole general partner of the operating partnership, we are responsible for, among other things, decisions with respect to sales and purchases of hotels, the financing of the hotels, the leasing of the hotels, and capital expenditures for the hotels, although some matters relating to such capital expenditures are addressed in the terms of the applicable leases and management agreements.

   Under current federal income tax law, REITs are restricted in their ability to derive revenues directly from the operation of hotels. Therefore, the operating partnership and its subsidiaries lease substantially all of our hotels to certain entities we refer to as the lessees. The lessees pay rent to the operating partnership and its subsidiaries generally equal to the greater of (1) a specified minimum rent or (2) rent based on specified percentages of different categories of aggregate sales at the relevant hotels. The lessees operate the hotels pursuant to management agreements with the managers. Each of the management agreements provides for base and incentive management fees, plus reimbursement of certain costs, as further described below. So long as the leases are in effect, such fees and cost reimbursements are the primary obligation of the lessees and not the operating partnership or its subsidiaries, although the operating partnership or its subsidiaries remain liable under the management agreements to the extent such fees and reimbursements are not paid by the lessees. The operating partnership retains contingent liability under the management agreements for all other obligations in the event that the lessees do not perform and also remains primarily liable for certain obligations under the management agreements. A summary of material terms of these leases and management agreements is provided in the documents incorporated by reference in the accompanying prospectus.

   The leases, through the percentage rent provisions, are designed to allow the operating partnership and its subsidiaries to participate in any sales growth above specified levels at the hotels. Although the economic trends affecting the hotel industry will be a major factor in determining whether there will be growth in lease revenues, the abilities of the lessees and the managers will also have a material impact on future results of operations.

   The operating partnership intends to carefully and periodically review its portfolio to identify opportunities to selectively enhance existing assets to improve operating performance through major capital improvements. The leases of the operating partnership and its subsidiaries provide the operating partnership and its subsidiaries with the right to approve and finance major capital improvements.

Business Strategy

   Our primary objective is to acquire upscale and luxury hotels and achieve long-term sustainable growth in "funds from operations" per common share and cash flow. Funds from operations, or FFO, is defined as our net income computed in accordance with generally accepted accounting principles, excluding gains or losses from debt restructuring and sales of properties, plus real estate-related depreciation and amortization, and after adjustments for less than 100% owned partnerships and joint ventures. Our portfolio has grown since the beginning of 1994 as a result of our acquisition of 105 hotels for approximately $6.2 billion.

   Although competition for acquisitions remains steady, we believe that the upscale and luxury segments of the hotel market offer opportunities to acquire assets at attractive multiples of cash flow and at discounts to replacement value. We have increased our pool of potential acquisition candidates by including select non-Marriott and non-Ritz-Carlton hotels that offer long-term growth potential and are consistent with the overall quality of our current portfolio. We will focus on upscale and luxury hotels in difficult to duplicate locations with high barriers to entry, such as hotels located in downtown, airport and resort/convention locations, which are operated by quality managers. For example, in December 1998, we consummated the Blackstone acquisition for approximately $1.55 billion in a combination of OP units, assumed debt, and other consideration. The Blackstone acquisition included twelve luxury hotels operated under the Hyatt, Four Seasons, Swissotel and Ritz-Carlton brand names.

   We also plan to selectively expand our existing upscale and luxury hotels and to develop new upscale and luxury hotels in major urban markets and convention/resort locations with strong growth prospects, unique or difficult to duplicate sites, high barriers to entry for other new hotels and limited new supply. We intend to target development projects that show promise of providing financial returns that are superior to those which could have been attained through acquisitions of upscale and luxury hotels. For example, in the spring of 2000, we plan to open the 717-room Tampa Convention Center Marriott at an estimated cost of $104 million, which includes a $16 million subsidy provided by the City of Tampa.

   We plan to increase the value of our existing portfolio by selectively re-investing in the expansion and capital improvement of properties where strong market demand presents an opportunity to enhance hotel performance and create additional value. We look for projects which we believe present low risks and the potential for superior returns. For example, we began construction of a 500 room expansion of the Marriott Orlando World Center which we expect to complete in June 2000. Earlier this year we also completed a 210-room expansion of the Philadelphia Marriott.

   We believe we are well qualified to pursue our acquisition and development strategy. Management has extensive experience in acquiring and financing lodging properties and believes its industry knowledge, relationships and access to market information provide a competitive advantage with respect to identifying, evaluating and acquiring hotel assets.

   We will also consider from time to time selling hotels that do not fit our long-term strategy, or otherwise meet our ongoing investment criteria, including, for example, hotels in suburban locations, hotels that require significant capital improvement and other underperforming assets. The net proceeds from these sales will be reinvested in upscale and luxury hotels in urban, resort or airport locations more consistent with our strategy or otherwise applied in a manner consistent with our investment strategy (which may include the purchase of our securities) at the time of sale. We have sold a total of five hotels in 1998 and 1999 and in September 1999 we agreed to sell a sixth hotel, the Ritz-Carlton, Boston, for a total consideration of $122 million. We expect to close this transaction, which remains subject to customary closing conditions, in December 1999.

   In September 1999, our board of directors approved the repurchase, from time to time on the open market and/or in privately negotiated transactions, of up to 22 million of the outstanding shares of our common stock or QUIPs convertible into a like number of shares. Based on current market conditions, we believe that the stock repurchase program reflects the best return on investment for our shareholders. However, we will continue to look at strategic acquisitions as well as evaluate our stock repurchase program based on changes in market conditions and our stock price. The repurchases will be financed through cash from operations and may also be financed with the net proceeds from the offering of the Class B preferred stock. Such repurchases will be made at management's discretion, subject to market conditions, and may be suspended at any time at our discretion. Subsequent to September 10, 1999, we have spent, in the aggregate, approximately $19 million to repurchase 1.3 million shares of our common stock and 205,000 QUIPs.

Hotel Lodging Properties

   We have assembled a high quality portfolio of luxury and upscale hotels in many prime locations. Our properties average close to 469 rooms, and thirteen contain over 750 rooms. Hotel amenities typically include meeting and banquet facilities, a variety of restaurants and lounges, swimming pools, gift shops and parking facilities. Our hotels primarily serve business and pleasure travelers and group meetings at locations throughout the United States. We believe that two important factors used by hotel guests in choosing a hotel are brand and location. Our properties are generally well-situated in locations where there are significant obstacles for competitors, including downtown areas of major metropolitan cities, airports and resort/convention locations where there are limited or no development sites. The average age of our properties is 16 years, although recently several of the properties have had substantial renovations or major additions. However, we plan to periodically renovate all our hotels.

   The prime locations of most of our hotels are complemented by the brand names in our portfolio. We also continue to benefit from our strategic alliance with Marriott International. Marriott International serves as the manager for 97 of our 123 hotels under the Marriott or Ritz-Carlton brands and all but thirteen of our properties are currently operated under those brand names. The Marriott brand remains an integral part of our strategy, as we believe that the Marriott brand creates operating gains and performance premiums.

   One commonly used indicator of market performance for hotels is room revenue per available room, or REVPAR, which measures daily room revenues generated on a per room basis, excluding food and beverage revenues or other ancillary revenues generated by the property. REVPAR represents the product of the average daily room rate charged and the average daily occupancy rate achieved. Based upon data provided by Smith Travel Research, for the first three fiscal quarters of 1999 and fiscal year 1998, average occupancy for our comparable properties, as defined below, was 7.8 percentage points higher for both periods than for our competitive set, as defined below, and REVPAR for those properties was 21% and 23% higher, respectively, than for our competitive set. Additionally, our portfolio has outperformed the Marriott International system of full service hotels. For the first three fiscal quarters of 1999 and fiscal year 1998 our comparable properties had REVPAR growth of 3.8% and 7.3%, compared to the first three fiscal quarters of 1998 and fiscal year 1997, respectively, as compared to Marriott International's REVPAR growth of 3.3% and 6.1%, respectively for the same periods.

   Comparable properties refer to properties that we owned for the same period of time in each of the periods covered as adjusted to exclude properties where significant disruptions to operations occurred due to expansions to the properties. Our competitive set refers to hotels in the upscale and luxury segment of the lodging industry, the segment which we believe is most representative of our hotels, and consists of Marriott Hotels, Resorts and Suites, Ritz-Carlton, Four Seasons, Crowne Plaza, Doubletree, Hyatt, Hilton, Swissotels, Radisson, Sheraton, Westin, Renaissance and Wyndham.

   The chart below sets forth performance information for our comparable properties:

                                  First Three Quarters ended    Fiscal Year
                                  --------------------------- ----------------
                                  September 10, September 11,
                                      1999          1998       1998     1997
                                  ------------- ------------- -------  -------
Comparable Properties(1)
Number of properties.............         85            85         78       78
Number of rooms..................     41,164        41,164     38,589   38,589
Average daily rate...............    $144.04       $140.03    $142.67  $133.45
Average occupancy percentage.....       80.1%         79.4%      78.8%    78.5%
REVPAR...........................    $115.40       $111.23    $112.39  $104.79
REVPAR % change..................        3.8%          --         7.3%     --

--------
(1) Consists of the 85 and 78 properties owned, directly or indirectly, by us for the same period of time in each period covered, respectively, after giving effect to adjustments to remove two properties where significant expansion at the hotels affected operations for the first three quarters of 1999 and 1998. These properties, for the respective periods, represent the "comparable properties".

   The chart below sets forth certain performance information for all of our properties:

                                           First
                                           Three          Fiscal Year
                                          Quarters  ---------------------------
                                          1999(1)    1998       1997     1996
                                          --------  -------    -------  -------
Property Portfolio
Number of properties (end of period).....     123       126(2)      95       79
Number of rooms (end of period)..........  57,658    58,445(2)  45,718   37,210
Average daily rate....................... $146.79   $140.35    $133.74  $119.94
Average occupancy percentage.............    79.2%     77.7%      78.4%    77.3%
REVPAR................................... $116.19   $109.06    $104.84  $ 92.71

--------
(1) The operating results include operations for the Minneapolis/Bloomington Marriott, the Saddle Brook Marriott and Marriott's Grand Hotel Resort and Golf Club, Point Clear, Alabama, which were sold in February, May and September 1999, respectively.
(2) Number of properties and rooms is as of December 31, 1998 and includes 25 properties (9,965 rooms) acquired in the public partnerships merger and the Blackstone acquisition.

   The following table presents information for our comparable properties by geographic region:

                                                     First Three Quarters ended
                           As of September 10, 1999      September 10, 1999
                           ------------------------ ----------------------------
                               Number       Number   Average    Average
Geographic Region           of  Properties of Rooms Daily Rate Occupancy REVPAR
-----------------          --------------- -------- ---------- --------- -------
Atlanta...................         8         4,318   $140.41     77.0%   $108.14
Florida...................         9         3,810    148.26     79.9     118.52
Mid-Atlantic..............        12         4,366    124.34     77.4      96.17
Midwest...................         7         2,645    124.16     78.1      96.97
New York..................         6         4,605    195.51     89.3     174.53
Northeast.................         8         2,968    112.02     77.9      87.21
South Central.............        16         8,254    124.11     78.6      97.61
Western...................        19        10,198    155.90     80.9     126.09
All regions...............        85        41,164    144.04     80.1     115.40

   The following table presents information for all of our properties by geographic region:

                                                             First Three Quarters ended
                         As of September 10, 1999                September 10, 1999
                         ------------------------       ------------------------------------
                             Number       Number           Average      Average
Geographic Region        of Properties   of Rooms       Daily Rate(1) Occupancy(1) REVPAR(1)
-----------------        --------------  -------------  ------------- ------------ ---------
Atlanta.................              11          5,351    $144.85        76.6%     $110.91
Florida.................              12          6,367     150.76        79.8       120.30
Mid-Atlantic............              17          6,195     131.51        77.0       101.24
Midwest.................              14          5,008     129.50        77.2       100.65
New York................              10          7,163     190.53        84.2       160.48
Northeast...............              12          4,569     136.49        77.7       106.13
South Central...........              20          9,735     122.91        77.5        95.27
Western.................              27         13,270     154.37        80.4       124.09
All regions.............             123         57,658     146.79        79.2       116.19

--------
(1) The operating results include operations for the Minneapolis/Bloomington Marriott, the Saddle Brook Marriott and Marriott's Grand Hotel Resort and Golf Club, Point Clear, Alabama, which were sold in February, May and September 1999, respectively.

   The following table sets forth, as of November 1, 1999, the location and number of rooms of each of our 123 hotels. Unless otherwise indicated, all of the properties are leased to subsidiaries of Crestline and are operated by Marriott International under the Marriott brand.

                                    Number
Location                           of Rooms
--------                           --------
Arizona
Mountain Shadows Resort..........     337
Scottsdale Suites................     251
The Ritz-Carlton, Phoenix........     281
California
Coronado Island Resort(1)(2).....     300
Costa Mesa Suites................     253
Desert Springs Resort and Spa....     884
Fullerton(2).....................     224
Hyatt Regency, Burlingame(3).....     793
Manhattan Beach(1)(2)(4)(6)......     380
Marina Beach(1)(2)...............     368
Newport Beach....................     570
Newport Beach Suites.............     250
Ontario Airport(4)(6)............     299
Sacramento Airport(2)(3)(8)......      85
San Diego Marriott Hotel and
 Marina(2)(6)....................   1,355
San Diego Mission
 Valley(4)(6)(8).................     350
San Francisco Airport............     684
San Francisco Fisherman's
 Wharf(4)........................     285
San Francisco Moscone Center(2)..   1,498
San Ramon(2).....................     368
Santa Clara(2)...................     754
The Ritz-Carlton, Marina del
 Rey(2)..........................     306
The Ritz-Carlton, San Francisco..     336
Torrance.........................     487
Colorado
Denver Southeast(2)..............     595
Denver Tech Center(1)............     625
Denver West(2)...................     307
Marriott's Mountain Resort at
 Vail(1).........................     349
Connecticut
Hartford/Farmington..............     380
Hartford/Rocky Hill(2)...........     251
Florida
Fort Lauderdale Marina(2)........     580
Harbor Beach Resort(2)(5)(6).....     624
Jacksonville(2)(4)...............     256
Miami Airport(2).................     782
Miami Biscayne Bay(2)............     605
Orlando World Center.............   1,503
Palm Beach Gardens(4)............     279
Singer Island Holiday Inn(3).....     222
Tampa Airport(2).................     295

                                    Number
Location                           of Rooms
--------                           --------
Tampa Westshore(2)...............     309
The Ritz-Carlton, Amelia Island..     449
The Ritz-Carlton, Naples.........     463
Georgia
Atlanta Marriott Marquis(6)......   1,671
Atlanta Midtown Suites(2)........     254
Atlanta Norcross.................     222
Atlanta Northwest................     400
Atlanta Perimeter(2).............     400
Four Seasons, Atlanta(3).........     246
Grand Hyatt, Atlanta(3)..........     439
JW Marriott Hotel at Lenox(2)....     371
Swissotel, Atlanta(3)............     348
The Ritz-Carlton, Atlanta(2).....     447
The Ritz-Carlton, Buckhead.......     553
Illinois
Chicago/Deerfield Suites.........     248
Chicago/Downers Grove Suites.....     254
Chicago/Downtown Courtyard.......     334
Chicago O'Hare(2)................     681
Chicago O'Hare Suites(2).........     256
Swissotel, Chicago(3)............     630
Indiana
South Bend(2)....................     300
Louisiana
New Orleans......................   1,290
Maryland
Bethesda(2)......................     407
Gaithersburg/Washingtonian
 Center..........................     284
Massachusetts
Boston/Newton....................     430
Hyatt Regency, Cambridge(3)......     469
Swissotel, Boston(3).............     498
The Ritz-Carlton, Boston(6)(7)...     275
Michigan
The Ritz-Carlton, Dearborn.......     308
Detroit Livonia..................     224
Detroit Romulus..................     245
Detroit Southfield...............     226
Minnesota
Minneapolis City Center(2).......     583
Minneapolis Southwest(4)(6)(8)...     320
Missouri
Kansas City Airport(2)...........     382

                                   Number
Location                          of Rooms
--------                          --------
New York
Albany(4)(6)(8)..................    359
New York Marriott Financial
 Center..........................    504
New York Marriott Marquis(2).....  1,919
Marriott World Trade
 Center(1)(2)....................    820
Swissotel, The Drake(3)..........    494
New Hampshire
Nashua...........................    251
New Jersey
Hanover..........................    353
Newark Airport(2)................    590
Park Ridge(2)....................    289
New Mexico
Albuquerque(2)...................    411
North Carolina
Charlotte Executive Park(4)......    298
Greensboro/Highpoint(2)..........    299
Raleigh Crabtree Valley..........    375
Research Triangle Park...........    224
Ohio
Dayton...........................    399
Oklahoma
Oklahoma City....................    354
Oklahoma City
 Waterford(1)(4)(6)..............    197
Oregon
Portland.........................    503
Pennsylvania
Four Seasons, Philadelphia(3)....    365
Philadelphia Convention
 Center(2)(6)....................  1,410
Philadelphia Airport(2)..........    419
Pittsburgh City
 Center(1)(2)(4)(6)..............    400
Tennessee
Memphis(1)(2)....................    404

                                   Number
Location                          of Rooms
--------                          --------
Texas
Dallas/Fort Worth Airport........     492
Dallas Quorum(2).................     547
El Paso(2).......................     296
Houston Airport(2)...............     566
Houston Medical Center(2)........     386
JW Marriott Houston..............     503
Plaza San Antonio(1)(2)(4).......     252
San Antonio Rivercenter(2).......     999
San Antonio Riverwalk(2).........     500
Utah
Salt Lake City(2)................     510
Virginia
Dulles Airport(2)................     370
Fairview Park(2).................     395
Hyatt Regency, Reston(3).........     514
Key Bridge(2)....................     588
Norfolk Waterside(2)(4)..........     404
Pentagon City Residence Inn......     300
The Ritz-Carlton, Tysons
 Corner(2).......................     397
Washington Dulles Suites.........     254
Westfields(1)....................     335
Williamsburg(1)..................     295
Washington
Seattle Sea-Tac Airport..........     459
Washington, DC
Washington Metro Center(1).......     456
Canada
Calgary(1).......................     380
Toronto Airport(6)...............     423
Toronto Eaton Center(2)..........     459
Toronto Delta Meadowvale(3)......     374
                                   ------
TOTAL............................  57,658
                                   ======

--------
(1) This property was converted to the Marriott brand after acquisition.
(2) The land on which this property is built is leased to us under one or more long-term lease agreements.
(3) This property is not operated under the Marriott brand and is not managed by Marriott International.
(4) This property is operated as a Marriott franchised property.
(5) This property is leased to Marriott International.
(6) This property is not wholly owned by us.
(7) In September 1999 we agreed to sell our interest in this property. We expect that this transaction will close in December 1999. See "--Business Strategy".
(8) This property is not leased to Crestline.

                   DESCRIPTION OF THE CLASS B PREFERRED STOCK

   This description of material terms of the   % Class B Cumulative Redeemable
Preferred Stock, par value $.01 per share, offered hereby supplements, and to the extent inconsistent therewith or as expressly provided herein replaces, the description of certain general terms and provisions of our preferred stock, par value $.01 per share, set forth in the accompanying prospectus. As used under this caption "Description of the Class B Preferred Stock" and in the accompanying prospectus under "Description of Preferred Stock", all references to "Host Marriott" or the "company" mean Host Marriott Corporation, excluding, unless otherwise expressly stated or the context otherwise requires, our subsidiaries.

   The following summary of material terms of the Class B preferred stock does not purport to be complete and is subject to and qualified in its entirety by reference to all of the provisions of our Articles of Amendment and Restatement of Articles of Incorporation--which we refer to as our Charter--and the form of articles supplementary relating to the Class B preferred stock, all of which have been or will be filed as exhibits to or incorporated by reference in the registration statement of which the accompanying prospectus is a part. You may obtain copies of these documents in the manner described under "Where You Can Find More Information" in the accompanying prospectus.

   Prospective investors should carefully review the information in the accompanying prospectus under "Restrictions on Ownership and Transfer" for important information concerning the restrictions on ownership and transfer applicable to the Class B preferred stock.

General

   Our Charter provides that the total number of shares of stock, which we refer to as capital stock, of all classes which we are authorized to issue is 800,000,000, 750,000,000 of which initially were classified as common stock, par value $.01 per share, and 50,000,000 of which initially were classified as preferred stock, par value $.01 per share. Currently, 750,000,000 shares are classified as common stock, 44,750,000 shares are classified as preferred stock, 4,600,000 shares are classified as Class A Cumulative Redeemable Preferred Stock, par value $.01 per share, and 650,000 shares are classified as Series A Junior Participating Preferred Stock, par value $.01 per share. Under our Charter, our board of directors is authorized, without a vote of the stockholders, to classify or reclassify any unissued shares of capital stock by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms or conditions of redemption of such shares of capital stock. The board of directors also has the power to classify or reclassify any unissued shares of capital stock (including shares initially classified as common stock or preferred stock) into any other class or series of capital stock, and to divide and classify shares of any class into one or more series of such class. Thus, the board of directors could authorize the issuance of a class or series of capital stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control of Host Marriott that might involve a premium price for holders of shares of common stock, Class A preferred stock or Class B preferred stock or otherwise be in their respective best interests.

   We have previously authorized the issuance of shares of Class A preferred stock. As of the date of this prospectus supplement, there were 4,160,000 shares of Class A preferred stock issued and outstanding. We have previously authorized the issuance of shares of Series A junior preferred stock in connection with our stockholder rights plan. As of the date of this prospectus supplement, no shares of Series A junior preferred stock were outstanding, although we have reserved for issuance 650,000 shares of Series A junior preferred stock. For a description of our stockholder rights plan, see the accompanying prospectus under "Description of Common Stock--Stockholder Rights Plan/Preferred Stock Purchase Rights".

   We have authorized the issuance of a class of preferred stock, consisting of 4,000,000 shares, plus up to an additional 600,000 shares issuable upon
exercise of the underwriters' over-allotment option, designated as the   %
Class B Cumulative Redeemable Preferred Stock.

   We have applied for approval from the New York Stock Exchange to list the Class B preferred stock on the NYSE. If so approved, we expect that trading of the Class B preferred stock on the NYSE will commence within 30 days after the initial delivery of the Class B preferred stock.

   The Class B preferred stock does not contain any provisions affording holders of the Class B preferred stock protection in the event of a highly leveraged or other transaction that might adversely affect holders of the Class B preferred stock, except to the limited extent described below under "--Voting Rights".

   The transfer agent, registrar and paying agent for the Class B preferred stock will be First Chicago Trust Company of New York. The articles supplementary for the Class B preferred stock will provide that we will at all times maintain an office or agency in the Borough of Manhattan, The City of New York, where shares of Class B preferred stock may be surrendered for payment (including upon redemption, if any), registration of transfer or exchange.

   The certificates evidencing the Class B preferred stock will initially be issued in the form of temporary certificates. Holders of temporary certificates will be entitled to exchange them for definitive certificates as soon as definitive certificates are available, which we anticipate will be within 150 days after the original issuance of the Class B preferred stock.

Ranking

   The Class B preferred stock will rank, with respect to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up: (1) senior to our common stock, senior to our Series A junior preferred stock, and senior to any other class or series of our capital stock other than capital stock referred to in clauses (2) and (3) of this sentence;
(2) on a parity with our Class A preferred stock and on a parity with any class or series of our capital stock the terms of which specifically provide that such class or series of capital stock ranks on a parity with the Class B preferred stock as to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up; and (3) junior to any class or series of our capital stock the terms of which specifically provide that such class or series of capital stock ranks senior to the Class B preferred stock as to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up. The term "capital stock" does not include convertible debt securities. The description of the ranking of the Class B preferred stock set forth in this paragraph supersedes and replaces, insofar as it concerns the Class B preferred stock, the discussion set forth in the accompanying prospectus under "Description of Preferred Stock--Rank".

   Our board of directors may, from time to time, without stockholder approval, authorize the issuance of one or more additional classes or series of capital stock ranking on a parity with the Class B preferred stock. See "--General" above and "--Voting Rights" below. In addition, with the affirmative vote or consent of the holders of at least two-thirds of the shares of Class B preferred stock outstanding at the time, as described below under "--Voting Rights", we may issue one or more classes or series of capital stock which rank senior to the Class B preferred stock as to the payment of dividends and/or the distribution of assets upon our liquidation, dissolution or winding up, and the rights of holders of Class B preferred stock to receive dividends and amounts due upon our liquidation, dissolution or winding up will be subject to the preferential rights of any such senior class or series of our capital stock. However, no such senior capital stock is currently outstanding.

   In addition, because our operations are conducted primarily through the operating partnership and its subsidiaries, our cash flow and our consequent ability to pay dividends on our capital stock, including the Class B preferred stock, are dependent upon the results of operations of those subsidiaries and the distribution of monies by those subsidiaries to us.

Dividend and Redemption Restrictions Under Debt Instruments

   We and our subsidiaries are, and may in the future become, parties to agreements and instruments which restrict or prevent the payment of dividends on, or the purchase or redemption of, Class B preferred stock and any other class or series of our capital stock, including indirect restrictions (for example, through covenants requiring maintenance of specified levels of net worth) and direct restrictions. The operating partnership's credit facility, to which we are a party, provides that distributions may only be paid to holders of equity interests of the operating partnership, including Host Marriott as a partner of the operating partnership, and we may only pay dividends on our capital stock, including the Class B preferred stock, so long as (1) no default or event of default under the credit facility exists at the time of the payment or would exist immediately after giving effect to such payment and (2) we qualify or have taken all actions necessary to qualify as a REIT for federal income tax purposes. Assuming the foregoing conditions are met, during any four consecutive fiscal quarters, the operating partnership may distribute to us and the other holders of OP units, and we may pay dividends to our stockholders, in an amount not to exceed the greater of (A) 85% of our adjusted funds from operations (as defined in the credit facility) for those four consecutive fiscal quarters and (B) the minimum amount necessary for us to maintain our status as a REIT for federal income tax purposes.

   In addition, the indenture governing the operating partnership's outstanding senior debt provides that no distributions may be made to holders of its equity interests, including Host Marriott as a partner of the operating partnership,
(1) during the continuance of defaults or events of defaults under the indenture, (2) if the operating partnership could not incur at least $1.00 of indebtedness (as defined) under the terms of the indebtedness covenant of the indenture or (3) if all restricted payments (as defined) made since the issue date of the debt securities generally exceed the sum of (a) 95% of the aggregate funds from operations (as defined) beginning on the first day of the fiscal quarter in which the relevant debt securities were issued, (b) 100% of the net cash proceeds from the permitted issuance of certain equity interests of the operating partnership and from the issuance of specified convertible indebtedness upon conversion thereof, or otherwise received as capital contributions (as defined), (c) the total net reduction in certain investments resulting from payments to the operating partnership or the sale of those investments, (d) the fair market value of noncash tangible assets or capital stock (other than that of the operating partnership or Host Marriott) acquired in exchange for qualified capital stock (as defined), and (e) fair market value of noncash tangible assets or capital stock (other than that of the operating partnership or Host Marriott) contributed to the operating partnership as a capital contribution (as defined). However, notwithstanding the foregoing restrictions on distributions by the operating partnership, it may make distributions as required to allow us to make all dividend payments necessary to maintain our status as a REIT for federal income tax purposes unless (1) it is during the continuance of a default or event of default under the indenture or (2) the aggregate principal amount of all outstanding debt of the operating partnership and its restricted subsidiaries (as defined) other than specified convertible indebtedness at such time is equal to or greater than 80% of the value of the operating partnership's adjusted total assets (as defined).

   In the event of a deterioration in our financial condition or results of operations or the financial condition or results of operations of our subsidiaries, the terms of the debt instruments or agreements to which we or our subsidiaries are, or in the future may become, parties could limit or prohibit the payment of dividends on shares of Class B preferred stock and any other class or series of our capital stock. Our failure to pay dividends as required by the Internal Revenue Code, whether as a result of restrictive covenants in debt instruments or otherwise, would result in the loss of our status as a REIT for federal income tax purposes. As described in "Risk Factors--Our Failure to Qualify as a REIT Would Have Serious Adverse Consequences" in the accompanying prospectus, this loss of our status as a REIT would likely have a material adverse effect on us.

Dividends

   Subject to the preferential rights of holders of any class or series of our capital stock ranking senior to the Class B preferred stock as to dividends, holders of the Class B preferred stock will be entitled to receive, when, as and if authorized by our board of directors and declared by us, out of our funds legally available for the payment of dividends, cumulative cash dividends
at the rate of   % per annum of the $25.00 per share liquidation preference
(equivalent to an annual rate of $   per share). Dividends will accrue and be
cumulative from the first date on which any shares of Class B preferred stock are originally issued and will be payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year or, if such day is not a Business Day, as defined in the articles supplementary for the Class B preferred stock, the next succeeding Business Day. The first dividend, which will be payable on January 15, 2000 (or, if such day is not a Business

Day, on the next succeeding Business Day), will be for less than a full quarterly dividend period. Dividends payable on the Class B preferred stock, including dividends payable for partial dividend periods, will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in our stock transfer books at the close of business on the applicable dividend record date, which will be the 1st day of the calendar month in which the applicable dividend payment date falls or such other date designated by our board of directors that is not more than 30 nor less than ten days prior to such dividend payment date.

   If any dividend payment date or redemption date for the Class B preferred stock falls on a day which is not a Business Day, the payment which would otherwise be due on such dividend payment date or redemption date, as the case may be, may be made on the next succeeding Business Day with the same force and effect as if made on such dividend payment date or redemption date, as the case may be, and no interest or additional dividends or other sum will accrue on the amount so payable for the period from and after such dividend payment date or redemption date, as the case may be, to such next succeeding Business Day.

   If any shares of Class B preferred stock are outstanding, no full dividends will be declared or paid or set apart for payment on any shares of our capital stock of any other class or series ranking, as to dividends, on a parity with, or junior to, the Class B preferred stock for any period unless full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Class B preferred stock for all past dividend periods (including, without limitation, any dividend period that terminates on any date upon which dividends on such other class or series of our capital stock are declared or paid or set apart for payment, as the case may be). When such cumulative dividends are not paid in full, or a sum sufficient for such full payment is not so set apart, upon the Class B preferred stock and the shares of any other class or series of our capital stock ranking on a parity as to dividends with the Class B preferred stock, all dividends declared upon the Class B preferred stock and any other class or series of our capital stock ranking on a parity as to dividends with the Class B preferred stock shall be declared pro rata so that the amount of dividends declared per share of Class B preferred stock and such other class or series of our capital stock shall in all cases bear to each other the same ratio that accrued and unpaid dividends per share on the Class B preferred stock and such other class or series of capital stock, which will not include any accrual in respect of unpaid dividends for prior dividend periods if the other class or series of capital stock does not provide for cumulative dividends, bear to each other.

   Except as provided in the immediately preceding paragraph, unless full cumulative dividends on the Class B preferred stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods (including, without limitation, any dividend period that terminates on a date that also is a Subject Date (as defined below)), then

  . no dividends, other than in common stock or shares of any other class or series of our capital stock ranking junior to the Class B preferred stock as to dividends and as to the distribution of assets upon our liquidation, dissolution or winding up, shall be declared or paid or set aside for payment and no other distribution shall be declared or made upon our common stock or any other class or series of our capital stock ranking junior to or on a parity with the Class B preferred stock as to dividends or as to the distribution of assets upon our liquidation, dissolution or winding up, and

  . no common stock, or shares of any other class or series of our capital stock ranking junior to or on parity with the Class B preferred stock as to dividends or as to the distribution of assets upon our liquidation, dissolution or winding up, shall be redeemed, purchased or otherwise acquired for any consideration or any money paid to or made available for a sinking fund for the redemption of any such shares by us, (1) except by conversion into or exchange for shares of any other class or series of our capital stock ranking junior to the shares of Class B preferred stock as to dividends and as to the distributions of assets upon our liquidation, dissolution or winding up and (2) except for the redemption, purchase or acquisition by us of our capital stock of any class or series in order to preserve our status as a REIT for federal income tax purposes or the operating partnership's status as a partnership for federal income tax purposes.

As used in this paragraph, the term "Subject Date" means (1) any date on which any dividends are declared or paid or set apart for payment or other distribution declared or made upon our common stock or any other class or series of our capital stock ranking junior to or on a parity with the Class B preferred stock as to dividends or as to the distribution of assets upon our liquidation, dissolution or winding up, and (2) any date on which any shares of our common stock or any other class or series of our capital stock ranking junior to or on a parity with the Class B preferred stock as to dividends or as to the distribution of assets upon our liquidation, dissolution or winding up are redeemed, purchased or otherwise acquired for any consideration or any money paid to or made available for a sinking fund for the redemption of any such shares by us.

   Our Charter provides that our ability to pay dividends on any class or series of our capital stock is not limited by the amount that would be needed, if we were to be dissolved at the time of the dividend, to satisfy the preferential rights upon our liquidation, dissolution or winding up of classes or series of capital stock ranking senior to the capital stock receiving the dividends, unless otherwise specifically provided for in the terms of any class or series of capital stock. The terms of the Class B preferred stock do not provide otherwise and, accordingly, the Class B preferred stock will be subject to the foregoing provisions.

   No dividends on any shares of Class B preferred stock will be declared or paid or set apart for payment at such time as any agreement, including any agreement relating to our indebtedness, prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration, payment or setting apart for payment will be restricted or prohibited by applicable law.

   Notwithstanding the foregoing, dividends on the Class B preferred stock will accrue regardless of whether or not we have earnings, regardless of whether or not there are funds legally available for the payment of such dividends, and regardless of whether or not such dividends are declared. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend payment or payments on the Class B preferred stock that may be in arrears, and holders of the Class B preferred stock will not be entitled to any dividends, whether payable in cash, securities or other property, in excess of the full cumulative dividends described above. Any dividend payment made on the Class B preferred stock will first be credited against the earliest accrued but unpaid dividend due with respect to the Class B preferred stock.

   If for any taxable year, we elect to designate as "capital gain dividends", as defined in the Internal Revenue Code, any portion of the dividends paid or made available for the year to holders of all classes and series of our capital stock, then the portion of the dividends designated as capital gain dividends that will be allocable to the holders of the Class B preferred stock will be an amount equal to the total capital gain dividends multiplied by a fraction, the numerator of which will be the total dividends, within the meaning of the Internal Revenue Code, paid or made available to the holders of the Class B preferred stock for the year, and the denominator of which will be the total dividends paid or made available to holders of all classes and series of our capital stock for that year.

   Information contained under this caption "Dividends" supersedes and replaces, insofar as it concerns the Class B preferred stock, the discussion set forth in the accompanying prospectus under "Description of Preferred Stock--Distributions".

Liquidation Preference

   Upon any voluntary or involuntary liquidation, dissolution or winding up of the company, then, before any distribution or payment will be made to the holders of any common stock or any other class or series of our capital stock ranking junior to the Class B preferred stock as to the distribution of assets upon the liquidation, dissolution or winding up of the company, but subject to the preferential rights of the holders of any other class or series of our capital stock ranking senior to the Class B preferred stock as to such distribution of assets, the holders of Class B preferred stock will be entitled to receive and to be paid out of our assets legally available for distribution to stockholders liquidating distributions in the amount of $25.00 per share, plus an amount equal to all accrued and unpaid dividends to, but not including, the date of payment. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of shares of Class B preferred stock, as such, will have no right or claim to any of our remaining assets. If, upon any such voluntary or involuntary liquidation, dissolution or winding up, our assets legally available for distribution to stockholders are insufficient to pay the full amount of the liquidating distributions on all outstanding shares of Class B preferred stock and the full amount of the liquidating distributions payable on all shares of any other classes or series of our capital stock ranking on a parity with the Class B preferred stock as to the distribution of assets upon our liquidation, dissolution or winding up, then the holders of the Class B preferred stock and all other such classes and series of capital stock will share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

   If liquidating distributions shall have been made in full to all holders of Class B preferred stock and any other classes or series of our capital stock ranking on a parity with the Class B preferred stock as to the distribution of assets upon our liquidation, dissolution or winding up, then our remaining assets will be distributed among the holders of any other classes or series of our capital stock ranking junior to the Class B preferred stock as to the distribution of assets upon our liquidation, dissolution or winding up, according to their respective rights and preferences.

   For purposes of the two preceding paragraphs, neither the consolidation or merger of the company with or into any other corporation, trust or entity, nor the sale, lease or conveyance of all or substantially all of our property or business, will be deemed to constitute a liquidation, dissolution or winding up of the company.

   The information contained under this caption "--Liquidation Preference" supersedes and replaces, insofar as it concerns the Class B preferred stock, the discussion set forth in the accompanying prospectus under "Description of Preferred Stock--Liquidation Preference".

Optional Redemption

   The Class B preferred stock is not redeemable prior to      , 2005, except
that we will be entitled, pursuant to provisions of our Charter, to redeem, repurchase or acquire shares of Class B preferred stock in order to preserve our status as a REIT for federal income tax purposes or the status of the operating partnership as a partnership for federal income tax purposes. For a description of these provisions, see "--Other" below and "Restrictions on Ownership and Transfer" in the accompanying prospectus.

   On and after      , 2005, we may, at our option upon not less than 30 nor
more than 60 days' prior written notice to the holders of the Class B preferred stock, redeem the Class B preferred stock, in whole or from time to time in part, for a cash redemption price equal to $25.00 per share plus, except as described below with respect to redemption after a dividend record date and on or prior to the corresponding dividend payment date, accrued and unpaid dividends to, but not including, the date fixed for redemption.

   Notwithstanding anything to the contrary in this prospectus supplement or in the accompanying prospectus, unless full cumulative dividends on the Class B preferred stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods (including, without limitation, any dividend period that terminates on the date of any redemption of shares of Class B preferred stock referred to below or on the date of any direct or indirect purchase or other acquisition of shares of Class B preferred stock referred to below, as the case may be), then

  . no shares of Class B preferred stock will be redeemed unless all outstanding shares of Class B preferred stock are simultaneously redeemed; provided, however, that the foregoing will not prevent our redemption, repurchase or acquisition of shares of Class B preferred stock (a) to preserve our status as a REIT for federal income tax purposes or the status of the operating partnership as a partnership for federal income tax purposes or (b) pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Class B preferred stock, and

  . we will not purchase or otherwise acquire directly or indirectly any shares of Class B preferred stock, except by conversion into or exchange for other capital stock ranking junior to the Class B preferred stock as to dividends and with respect to the distribution of assets upon our liquidation dissolution and winding up; provided, however, that the foregoing will not prevent our redemption, purchase or acquisition of shares of Class B preferred stock (a) to preserve our status as a REIT for federal income tax purposes or the status of the operating partnership as a partnership for federal income tax purposes or (b) pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Class B preferred stock.

   If fewer than all of the outstanding shares of Class B preferred stock are to be redeemed, the number of shares to be redeemed will be determined by us and the shares to be so redeemed will be selected by us pro rata from the holders of record of the Class B preferred stock in proportion to the number of shares held of record by the holders, as nearly as may be practicable without creating fractional shares, or by lot or by any other equitable method determined by us that will not result in the transfer of any shares of Class B preferred stock to a trust for the benefit of a charitable beneficiary as described in the accompanying prospectus under "Restrictions on Ownership and Transfer". If fewer than all of the shares of Class B preferred stock evidenced by a stock certificate are to be redeemed, we will issue one or more new certificates for the unredeemed shares.

   We will give notice of redemption by publication in the Wall Street Journal, or if such newspaper is not then published, a newspaper of general circulation in The City of New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days prior to the redemption date. Notice of redemption also will be mailed, not less than 30 nor more than 60 days prior to the applicable redemption date, to each holder of record of shares of Class B preferred stock at the holder's address in our share transfer records. Each such notice shall state:

  . the redemption price and the redemption date;

  . the number of shares of Class B preferred stock to be redeemed;

  . the place or places, which will include a place in the Borough of Manhattan, The City of New York, where the Class B preferred stock is to be surrendered for payment of the redemption price; and

  . that dividends on the shares of Class B preferred stock to be redeemed will cease to accrue on the applicable redemption date.

   If fewer than all of the outstanding shares of Class B preferred stock are to be redeemed, the notice mailed to each holder will also specify the number of shares to be redeemed from that holder. No failure to mail or defect in any mailed notice or in the mailing thereof will affect the validity of the proceedings for the redemption of any shares of Class B preferred stock except as to the holder to whom notice was defective or not given.

   If notice of redemption has been given and if funds necessary for such redemption have been irrevocably set aside in trust for the benefit of the holders of the shares of Class B preferred stock called for redemption, then from and after the date fixed for redemption, dividends will cease to accrue on the shares of Class B preferred stock so called for redemption, such shares of Class B preferred stock will no longer be deemed outstanding, and all rights of the holders of such shares of Class B preferred stock will terminate, except the right to receive the redemption price, including, if applicable, any accrued and unpaid dividends to, but not including, the redemption date.

   If any redemption date is not a Business Day, then payment of the redemption price may be made on the next Business Day with the same force and effect as if made on the redemption date, and no interest, additional dividends or other sums will accrue on the amount payable from the redemption date to the next Business Day.

   The holders of record of shares of Class B preferred stock at the close of business on a dividend record date will be entitled to receive the dividend payable with respect to those shares on the corresponding dividend payment date notwithstanding the redemption of those shares after that dividend record date and on or prior to the dividend payment date or our default in the payment of the dividend due on that payment date. If a redemption date falls after a dividend record date and on or prior to the corresponding dividend payment date, the amount payable upon redemption will not include the dividend payable on that dividend payment date and the full amount of that dividend will instead be paid on the applicable dividend payment date to the holders of record on the corresponding dividend record date. Except as provided in this paragraph and except to the extent that accrued and unpaid dividends are payable as part of the redemption price, we will make no payment or allowance for unpaid dividends, regardless of whether or not in arrears, on shares of Class B preferred stock called for redemption.

   The Class B preferred stock has no stated maturity and is not subject to any sinking fund or mandatory redemption.

   The information under this caption "--Optional Redemption" supersedes and replaces, insofar as it concerns the Class B preferred stock, the discussion in the accompanying prospectus under "Description of Preferred Stock--Redemption".

Voting Rights

   Holders of Class B preferred stock will not have any voting rights, except as set forth in the articles supplementary creating the Class B preferred stock which terms are described below or as otherwise from time to time required by law.

   Whenever dividends on any shares of Class B preferred stock are in arrears for six or more quarterly dividend periods, whether or not consecutive:

  . The board of directors of the company will be automatically increased by two, if not already increased by two by reason of the election of directors by the holders of any other class or series of our capital stock upon which like voting rights have been conferred and are exercisable and with which the Class B preferred stock is entitled to vote as a class with respect to the election of those two directors, and

  . the holders of Class B preferred stock, voting together as single class with all other classes or series of our capital stock upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Class B preferred stock in the election of those two directors, will be entitled to vote for the election of a total of two additional directors at a special meeting called by an officer of the company at the request of holders of record of at least 10% of the outstanding Class B preferred stock or by the holders of any such other class or series of our capital stock, unless such request is received less than 90 days before the date fixed for the next annual or special meeting of our stockholders, in which case the vote will be held at the earlier of the next annual or special meeting of our stockholders, and at each subsequent annual meeting, until all dividends accumulated on the Class B preferred stock for all prior dividend periods and the then current dividend period have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment in full.

   If and when full cumulative dividends on the Class B preferred stock for all prior dividend periods and the then current dividend period have been paid in full or declared and a sum sufficient for the payment thereof set aside for payment in full, the right of holders of Class B preferred stock to elect those two directors will cease and, unless there are other classes and series of our capital stock upon which like voting rights have been conferred and are exercisable, the term of office of each of the two directors so elected will immediately and automatically terminate.

   If a special meeting for the election of the additional directors is not called by one of our officers within 30 days after request, then the holders of record of at least 10% of the outstanding shares of Class B preferred stock may designate a holder of Class B preferred stock to call that meeting at our expense. At all times that the voting rights described above are exercisable, the holders of Class B preferred stock will have access to our stock transfer records. We will pay all costs and expenses of calling and holding any meeting and of electing directors as described above.

   So long as any shares of Class B preferred stock remain outstanding, we will not, without the affirmative vote or consent of the holders of at least two-thirds of the Class B preferred stock outstanding at the time, given in person or by proxy either in writing or at a meeting, with the Class B preferred stock voting separately as a class,

  . authorize, create or issue, or increase the authorized or issued amount of, any class or series of our capital stock ranking senior to the Class B preferred stock as to the payment of dividends or the distribution of assets upon our liquidation, dissolution or winding up, or reclassify any authorized capital stock into such shares, or create, authorize or issue any obligation or security convertible into, exchangeable or exercisable for, or evidencing the right to purchase, any such shares; or

  . amend, alter or repeal the provisions of our Charter, including, without limitation, the articles supplementary creating the Class B preferred stock, whether by merger, consolidation or otherwise (an "Event"), so as to materially and adversely affect any right, preference, privilege or voting power of the Class B preferred stock or the holders thereof; provided, however, with respect to the occurrence of any Event, so long as shares of Class B preferred stock remain outstanding or are converted into like securities of the surviving entity, in each case with the preferences, rights, privileges, voting powers and other terms thereof materially unchanged, taking into account that upon the occurrence of an Event we may not be the surviving entity and that the surviving entity may be a non-corporate entity, such as a limited liability company, limited partnership or business trust, in which case the Class B preferred stock would be converted into an equity interest, other than capital stock, having preferences, rights, privileges, voting powers and other terms which are materially unchanged from those of the Class B preferred stock, the occurrence of such Event will not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers of the Class B preferred stock or the holders thereof; and provided further that any increase in the amount of authorized preferred stock or common stock or increase in the amount of authorized shares of Class B preferred stock or the creation, issuance or increase in the amount of authorized shares of any other class or series of capital stock, in each case ranking on a parity with or junior to the Class B preferred stock as to dividends and the distribution of assets upon our liquidation, dissolution or winding up, will not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

   The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required will be effected, all outstanding shares of Class B preferred stock have been redeemed or called for redemption and sufficient funds will have been deposited in trust to effect such redemption.

   In any matter in which the Class B preferred stock is entitled to vote, including any action by written consent, each share of Class B preferred will shall be entitled to one vote, except that when shares of any other class or series of our preferred stock have the right to vote with the Class B preferred stock as a single class on any matter, the Class B preferred stock and the shares of each such other class or series will have one vote for each $25.00 of liquidation preference (excluding accrued dividends).

   The description of the voting rights set forth above supersedes and replaces, insofar as it concerns the Class B preferred stock, the discussion set forth in the accompanying prospectus under "Description of Preferred Stock--Voting Rights".

Other

   The Class B preferred stock will not be exchangeable for or convertible into any other property or securities of Host Marriott. The Class B preferred stock will not be entitled to any preemptive rights.

   Except as expressly stated in the articles supplementary creating the Class B preferred stock or as required by law, the holders of the Class B preferred stock will not have any relative, participating, optional or other special voting rights or powers, and the consent of such holders shall not be required for the taking of any corporate actions.

Restrictions on Ownership and Transfer

   Our Charter contains certain provisions intended to help preserve our status as a REIT for federal income tax purposes and the status of the operating partnership as a partnership for federal income tax purposes. Our board of directors, or a committee thereof, is authorized to take such actions as it deems advisable to refuse to give effect to or to prevent transfers of capital stock which would endanger our status as a REIT or the status of the operating partnership as a partnership. Such actions could include, among other things, redeeming shares of our capital stock, including Class B preferred stock. In the event of any such redemption of Class B preferred stock, the redemption price will be $25.00 per share plus accrued and unpaid dividends unless the redemption date falls after a dividend record date and on or prior to the corresponding dividend payment date, in which case the amount payable upon redemption will not include the dividend payable on that dividend payment date and the full amount of that dividend will instead be paid on the applicable dividend payment date to the holder of record on the corresponding dividend record date.

   In addition to the above powers of our board of directors, or a committee thereof, other provisions of our Charter which are described in the accompanying prospectus under "Restrictions on Ownership and Transfer" apply irrespective of any action or inaction by the board of directors or a committee thereof. The Class B preferred stock will be subject to such provisions. All certificates representing shares of Class B preferred stock will bear a legend referring to these restrictions.

                       FEDERAL INCOME TAX CONSIDERATIONS

   The following is a summary of the federal income tax considerations anticipated to be material to purchasers of our Class B preferred stock. This summary is based on current law, is for general information only and is not tax advice. Your tax treatment will vary depending on your particular situation and this discussion does not purport to deal with all aspects of taxation that may be relevant to a holder of Class B preferred stock in light of the holder's personal investments or tax circumstances, or to stockholders who receive special treatment under the federal income tax laws. Stockholders receiving special treatment include, without limitation:

  . insurance companies,

  . financial institutions or broker-dealers,

  . tax-exempt organizations,

  . stockholders holding securities as part of a conversion transaction, or as part of a hedge or hedging transaction or as a position in a straddle for tax purposes, and

  . foreign corporations or partnerships and persons who are not citizens or residents of the United States.

   This discussion is also limited to persons who hold the Class B preferred stock as a capital asset (generally property held for investment). In addition, the summary below does not consider the effect of any foreign, state, local or other tax laws that may be applicable to you as a holder of Class B preferred stock.

   Except as provided below under the heading "--Legislative Proposals", this prospectus supplement does not address any aspect of federal income taxation applicable to us and our election to be taxed as a REIT. A summary of the material federal income tax considerations applicable to us is provided in the accompanying prospectus.

   The discussion set forth below assumes that we qualify as a REIT under the Internal Revenue Code. We believe that we qualify as a REIT for federal income tax purposes. In addition, at the time of the issuance of the Class B preferred stock, we will receive an opinion from Hogan & Hartson L.L.P. confirming their opinion to us described in the accompanying prospectus to the effect that we have been organized in conformity with the requirements for qualification as a REIT, and, beginning in 1999, our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT under the Internal Revenue Code. Such opinion is conditioned upon the various assumptions and representations, and is subject to the various limitations, described in the accompanying prospectus under the caption "Federal Income Tax Considerations--Federal Income Taxation of Host Marriott--General". If in any taxable year we fail to qualify as a REIT, we would not be allowed a deduction for dividends paid to stockholders in computing our taxable income and we would therefore be subject to federal income tax on our taxable income at regular corporate rates. Unless entitled to relief under specific statutory provisions, we would be ineligible to be taxed as a REIT for the four succeeding tax years. As a result, the funds available for distribution to our stockholders would be reduced. See "Federal Income Tax Considerations--Federal Income Taxation of Host Marriott" in the accompanying prospectus.

   The information in this section is based on:

  . the Internal Revenue Code,

  . current, temporary and proposed Treasury Regulations promulgated under the Internal Revenue Code,

  . the legislative history of the Internal Revenue Code,

  . current administrative interpretations and practices of the Internal
    Revenue Service, including its practices and policies as expressed in private letter rulings which are not binding on the Internal Revenue Service except with respect to the particular taxpayers who requested and received such rulings, and

  . court decisions,
in each case as of the date of this prospectus supplement. There is no assurance that future legislation, Treasury Regulations, administrative interpretations and practices or court decisions will not adversely affect existing interpretations. Any change could apply retroactively to transactions preceding the date of the change. We have not requested, and do not plan to request, any rulings from the Internal Revenue Service concerning the tax treatment discussed below, and the statements in this prospectus supplement are not binding on the Internal Revenue Service or a court. Thus, there is no assurance that these statements will not be challenged by the Internal Revenue Service or sustained by a court if challenged by the Internal Revenue Service.

   The material federal income tax consequences of holding our Class B preferred stock are generally the same as the material federal income tax consequences of holding our common stock. As such, the following summary only discusses the material federal income tax consequences that are relevant to purchasers of our Class B preferred stock which are not fully discussed in the accompanying prospectus (or for which the treatment discussed in the prospectus has been affected by subsequent changes in law) under the headings "Federal Income Tax Considerations--Taxation of Taxable U.S. Stockholders Generally"; "--Backup Withholding For Host Marriott's Distributions"; "--Taxation of Tax Exempt Stockholders"; and "--Taxation of Non-U.S. Stockholders". You should refer to the discussion in the accompanying prospectus under the headings referred to in the preceding sentence for a summary of the material federal income tax consequences of holding the Class B preferred stock which are not discussed below.

   You should refer to the accompanying prospectus for a summary of the federal income tax considerations to us of our REIT election and for a summary of the tax consequences of holding our capital stock generally. You are advised to consult your tax advisor regarding the specific tax consequences of the purchase, ownership and sale of Class B preferred stock, including the Federal, state, local, foreign and other tax consequences of the purchase, ownership and sale and of potential changes in applicable tax laws.

Taxation of Taxable U.S. Stockholders

   When we use the term "U.S. Stockholder", we mean a holder of shares of Class B preferred stock who is, for United States federal income tax purposes:

  .  a citizen or resident of the United States,

  . a corporation, partnership, or other entity treated as a corporation or partnership for United States federal income tax purposes, created or organized in or under the laws of the United States or of a state thereof or in the District of Columbia, unless, in the case of a partnership, Treasury Regulations provide otherwise,

  . an estate the income of which is subject to United States federal income taxation regardless of its source or

  . a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust.

   Notwithstanding the preceding sentence, to the extent provided in Treasury Regulations, some trusts in existence on August 20, 1996, and treated as United States persons prior to this date that elect to continue to be treated as United States persons, shall also be considered U.S. Stockholders.

 Distributions

   Earnings and Profits. For purposes of determining whether distributions to holders of our Class B preferred stock are made out of our current or accumulated earnings and profits for federal income tax purposes, our earnings and profits will be allocated first to the Class B preferred stock and Class A preferred stock, on a pro rata basis and then to our common stock.

   Capital Gain Distributions. Distributions that we properly designate as capital gain dividends will be taxable to taxable U.S. Stockholders as gains, to the extent that they do not exceed our actual net capital gain for the taxable year, from the sale or disposition of a capital asset. Depending on the period of time we have held the assets which produced these gains, and on specific designations, if any, which we make, these gains may be taxable to non-corporate U.S. stockholders at a 20% or 25% rate. U.S. Stockholders that are corporations may, however, be required to treat up to 20% of some capital gain dividends as ordinary income.

   If for any taxable year, we elect to designate as "capital gain dividends", as defined in the Internal Revenue Code, any portion of the dividends paid or made available for the year to holders of all classes and series of our capital stock, then the portion of dividends designated as capital gain dividends that will be allocable to the holders of the Class B preferred stock will be an amount equal to the total capital gain dividends multiplied by a fraction, the numerator of which will be the total dividends, within the meaning of the Internal Revenue Code, paid or made available to the holders of the Class B preferred stock for the year, and the denominator of which shall be the total dividends paid or made available to holders of all classes and series of our capital stock for the year.

   Redemption, Sale and Exchange of Class B Preferred Stock. A redemption of shares of Class B preferred stock for cash or a sale or exchange of Class B preferred stock for cash or other property will be a taxable event.

   A redemption of Class B preferred stock for cash generally will be treated as a sale or exchange if the U.S. Stockholder does not own, actually or constructively, within the meaning of Section 318 of the Internal Revenue Code, any of our stock other than the stock that is redeemed. If the U.S. Stockholder owns, actually or constructively, other stock, including Class B preferred stock that is not redeemed, a redemption of Class B preferred stock may be treated as a dividend to the extent of our current or accumulated earnings and profits for federal income tax purposes. Dividend treatment, however, would not apply if the redemption:

  . is "substantially disproportionate" with respect to the stockholder under section 302(b)(2) of the Internal Revenue Code; or

  . is "not essentially equivalent to a dividend" with respect to the stockholder under section 302(b)(1) of the Internal Revenue Code.

   In determining whether these tests have been met, a U.S. Stockholder must take into account not only stock he actually owns, but also stock he constructively owns within the meaning of section 318 of the Internal Revenue Code. A distribution to a stockholder is "not essentially equivalent to a dividend" if it results in a "meaningful reduction" in the stockholder's interest in our stock. If, as a result of a redemption of the Class B preferred stock, a stockholder whose relative stock interest in us is minimal and who exercises no control over our corporate affairs suffers a significant reduction in its proportionate interest in us, taking into account constructive ownership, that stockholder should be regarded as having suffered a meaningful reduction in its interest in our stock. There can be no certainty, however, as to when a meaningful reduction has occurred because the applicable test is not based on numerical criteria. Satisfaction of the "substantially disproportionate" exception is dependent upon compliance with the objective tests set forth in section 302(b)(2) of the Internal Revenue Code.

   If the redemption of Class B preferred stock is not treated as a distribution taxable as a dividend, the redemption of the Class B preferred stock, and any sale of the Class B preferred stock for cash or other property, would result in taxable gain or loss equal to the difference between the amount of cash and the fair market value of property, if any, received and the stockholder's adjusted tax basis in the Class B preferred stock redeemed or sold. Any gain or loss recognized by a holder of the Class B preferred stock will be treated as long-term capital gain or loss if the Class B preferred stock has been held for more than one year. In addition, if a holder of Class B preferred stock recognizes a loss upon a sale or a redemption that is not treated as a distribution taxable as a dividend, and the stock has been held for six months or less after applying specific holding period rules, the loss will be treated as long-term capital loss to the extent a holder received distributions from us which were required to be treated as long-term capital gains.

Legislative Proposals

   The Clinton Administration's fiscal year 2000 budget proposal, announced February 1, 1999, included a proposal that would limit a REIT's ability to own more than 10% by vote or value of the stock of another corporation. As discussed under the heading "Federal Income Tax Considerations--Federal Income Taxation of Host Marriott" in the accompanying prospectus, a REIT cannot currently own more than 10% of the outstanding voting securities of any one issuer. A REIT can, however, own more than 10% by value of the stock of a corporation provided no more than 25% of the value of the REIT's assets consist of subsidiaries that conduct impermissible activities and that the stock of any one single corporation does not account for more than 5% of the total value of the REIT's asset. The Clinton budget proposal would have allowed a REIT to own all or a portion of the voting stock and value of a "taxable REIT subsidiary" provided all of a REIT's taxable REIT subsidiaries did not represent more than 15% of the REIT's total assets. In addition under the Clinton budget proposal, a "taxable REIT subsidiary" would not be entitled to deduct any interest on debt funded directly or indirectly by the REIT. The budget proposal, if enacted in its proposed form, may have required that we restructure our ownership of the non-controlled subsidiaries because we currently own more than 10% of the value of the non-controlled subsidiaries. The Clinton budget proposal, if enacted in its proposed form, would have been effective after the date of its enactment and would have provided transition rules to allow corporations, like our non-controlled subsidiaries, to convert into "taxable REIT subsidiaries" tax-free.

   Proposals that are similar to the Clinton Administration's fiscal year 2000 budget proposal have been introduced in both the House of Representatives and the Senate as part of a number of legislative proposals. Several of these proposals have been approved by the House of Representatives and the Senate, but none have yet been enacted into law. As with the Clinton budget proposal, the bills introduced in the House of Representatives and in the Senate would prohibit the ownership by a REIT of more than 10%, by vote or value, of the stock of another corporation, but would likewise permit a REIT to own all of the voting stock and value of a taxable REIT subsidiary. However, the provisions of these proposed bills are less restrictive than the Clinton budget proposal in many respects. For example, instead of limiting the value of a REIT's taxable REIT subsidiaries to 15% of the REIT's total assets, under certain of the bills, a REIT's ownership of taxable REIT subsidiaries would be limited only by the 75% asset test and in others it would be limited to 20% of the REIT's total assets. The 75% asset test is described in the accompanying prospectus under the heading "Federal Income Taxation of Host Marriott--Asset Tests Applicable to REITs". Additionally, unlike the Clinton budget proposal, these proposed bills would permit the deduction by a taxable REIT subsidiary of interest on debt funded directly or indirectly by the REIT, subject only to rules regarding the subsidiary's debt to equity ratio and the amount of this interest expense. The proposed bills also propose specific changes to the REIT provisions of the Internal Revenue Code which are not discussed in the Clinton budget proposal. Most notably they would allow a REIT to lease hotels to a taxable REIT subsidiary if the hotel is operated and managed on behalf of such subsidiary by an independent third party. For a discussion of the potential impact of this proposal on us and our operations, see "Recent Developments". The proposed bills also propose a reduction of the REIT distribution requirements from 95% to 90% of a REIT's taxable income. As with the Clinton budget proposal, the bills introduced in the House of Representatives and in the Senate provide transitional rules which would allow a REIT to convert its "non-controlled" subsidiaries into taxable REIT subsidiaries tax-free.

   It is presently uncertain whether any proposal regarding REIT subsidiaries, including the Clinton budget proposal, will be enacted, or if enacted, what the terms of such proposal, including its effective date, will be.

                                  UNDERWRITERS

   Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, PaineWebber Incorporated, Bear, Stearns & Co. Inc., Deutsche Bank Securities Inc., Donaldson, Lufkin & Jenrette Securities Corporation and Prudential Securities Incorporated are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares of Class B preferred stock indicated below:

                                                                       Number of
         Name                                                           Shares
         ----                                                          ---------
   Morgan Stanley & Co. Incorporated..................................
   PaineWebber Incorporated...........................................
   Bear, Stearns & Co. Inc............................................
   Deutsche Bank Securities Inc. .....................................
   Donaldson, Lufkin & Jenrette Securities Corporation................
   Prudential Securities Incorporated.................................
                                                                       ---------
     Total............................................................ 4,000,000
                                                                       =========

   Morgan Stanley & Co. Incorporated and PaineWebber Incorporated will be the joint lead managers of this offering. Morgan Stanley & Co. Incorporated will be the sole book-running manager of this offering.

   The underwriters are offering the shares of Class B preferred stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class B preferred stock offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class B preferred stock offered by this prospectus supplement if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

   The underwriters initially propose to offer part of the shares of Class B preferred stock directly to the public at the public offering price set forth on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $ a share under the public offering price. Any underwriter may allow, and such dealers may re-allow, a concession not in excess of $ a share to other underwriters or to certain dealers. After the initial offering of the shares of Class B preferred stock, the offering price and other selling terms may from time to time be varied by the representatives.

   We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 600,000 additional shares of Class B preferred stock at the public offering price set forth on the cover page of this prospectus supplement less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class B preferred stock offered by this prospectus supplement. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class B preferred stock as the number set forth next to the underwriter's name in the preceding table bears to the total number of shares of

Class B preferred stock listed next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in full, the total price to public would be $115,000,000, the total underwriting discounts and
commissions would be $    and the total proceeds to us would be $   .
Underwriting discounts and commissions for sales of 375,000 or more shares of
Class B preferred stock to a single purchaser will be $    per share. If any
of these sales occurs, the total underwriting discounts and commissions will be less than the amounts set forth on the cover page of this prospectus supplement and, if applicable, in the preceding sentence.

   We have applied for approval from the New York Stock Exchange to list the shares of Class B preferred stock on the NYSE. If so approved, we expect that trading of shares of Class B preferred stock on the NYSE will commence within the 30-day period after initial delivery of the shares. The underwriters have advised us that they intend to make a market in the shares of Class B preferred stock prior to the commencement of trading on the NYSE. The underwriters will have no obligation to make a market in the shares of Class B preferred stock, however, and may cease market-making activities, if commenced, at any time.

   We have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we will not, during the period ending 30 days after the date of this prospectus supplement:

  . offer, issue, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Class B preferred stock or other preferred stock, any shares of any other class or series of our capital stock which is substantially similar to the Class B preferred stock or any depositary shares or depositary receipts representing or evidencing any of the foregoing, or any securities convertible into or exercisable or exchangeable for any of the foregoing, or

  . enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Class B preferred stock or other preferred stock, any shares of any other class or series of our capital stock which is substantially similar to the Class B preferred stock or any depositary shares or depositary receipts representing or evidencing any of the foregoing or any securities convertible into or exercisable or exchangeable for any of the foregoing;

whether any transaction described above is to be settled by delivery of Class B preferred stock, other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to the sale of shares of Class B preferred stock to the underwriters.

   In order to facilitate the offering of the shares of Class B preferred stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the shares of Class B preferred stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the shares of Class B preferred stock for their own account. In addition, to cover over-allotments or to stabilize the price of the shares of Class B preferred stock, the underwriters may bid for, and purchase, shares of Class B preferred stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the shares of Class B preferred stock in the offering, if the syndicate repurchases previously distributed shares of Class B preferred stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the shares of Class B preferred stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

   Certain of the underwriters and their affiliates have from time to time provided investment banking and other services to us, including acting as underwriters for offerings by us or our subsidiaries, and may continue to do so in the future. In that regard, affiliates of certain of the underwriters act as agents and/or lenders under the operating partnership's bank credit facility and, in addition, affiliates of certain underwriters provided the operating partnership and its subsidiaries with certain mortgage financing.

   We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933. In addition, we have agreed to pay expenses incurred by the underwriters in connection with the offering of Class B preferred stock in an amount not to
exceed $   .

                                 LEGAL MATTERS

   Certain legal matters in connection with the offering of the Class B preferred stock will be passed upon for us by Christopher G. Townsend, Senior Vice President and General Counsel of Host Marriott and by Latham & Watkins, Washington, D.C. Certain Maryland law matters relating to the offering will be passed upon by Ballard Spahr Andrews & Ingersoll, LLP, special Maryland counsel to Host Marriott. Brown & Wood llp, San Francisco, California, will act as counsel for the underwriters.

                                    EXPERTS

   The financial statements and schedules incorporated by reference in the accompanying prospectus and elsewhere in the registration statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included therein in reliance upon the authority of said firm as experts in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

   This section supersedes listed items 1 through 6 of the section entitled "Where You Can Find More Information" in the accompanying prospectus.

   The following documents, which we have filed with the Securities and Exchange Commission since the date of the accompanying prospectus, have been incorporated by reference into the prospectus:

   1. Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

  2. Quarterly Reports on Form 10-Q for the quarters ended March 26, 1999, June 18, 1999 and September 10, 1999.

   3. Current Reports on Form 8-K dated:

   . December 30, 1998 (filed on January 14, 1999), as amended by Form 8-K/A dated December 30, 1998 (filed on March 15, 1999);

   . December 30, 1998 (filed on January 15, 1999);

   . January 12, 1999 (filed on January 14, 1999);

   . January 21, 1999 (filed on January 22, 1999);

   . May 3, 1999 (filed on May 3, 1999);

   . July 27, 1999 (filed on August 2, 1999); and

   . November 3, 1999 (filed on November 3, 1999).

   4. Proxy Statement on Schedule 14A dated April 15, 1999.

PROSPECTUS

                                 $1,050,000,000
                           HOST MARRIOTT CORPORATION

               Common Stock, Preferred Stock, Depositary Shares,
                        Warrants and Subscription Rights

   By this prospectus, we may offer, from time to time, in one or more series or classes the following securities:

  . shares of our common stock,
  . shares of our preferred stock,
  . shares of preferred stock represented by depositary shares, . our warrants exercisable for common stock, preferred stock or depositary shares and
  . subscription rights evidencing the right to purchase any of the above securities.

   The offered securities have an aggregate initial offering price of $1,050,000,000. We may offer the offered securities in amounts, at prices and on terms determined at the time of the offering. We will provide you with specific terms of the applicable offered securities in supplements to this prospectus.

   You should read this prospectus and any supplement carefully before you decide to invest. This prospectus may not be used to consummate sales of the offered securities unless it is accompanied by a prospectus supplement describing the method and terms of the offering of those offered securities.

   Investing in the offered securities involves risks. See "Risk Factors" beginning on page 2.

                               ----------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these offered securities or determined if this prospectus is truthful or complete. It is illegal for any person to tell you otherwise.

                               ----------------

               The date of this prospectus is December 30, 1998.

   As used herein and in the accompanying prospectus supplement, "Host Marriott" means Host Marriott Corporation, a Maryland corporation, and/or its subsidiary Host Marriott, L.P., a Delaware limited partnership and its subsidiaries.

                                 RISK FACTORS

   Prospective investors should carefully consider, among other factors, the material risks described below.

We Do Not Control Our Hotel Operations

   Because federal income tax laws restrict real estate investment trusts from deriving revenues directly from operating a hotel, we do not operate any of our hotels. Instead, we lease virtually all of our hotels to subsidiaries of Crestline Capital Corporation which, in turn, retain managers to manage our hotels pursuant to management agreements. Under the hotel leases, we have little influence over how the lessees operate our hotels. Similarly, we have virtually no influence over how the managers manage our hotels. As a result, our revenue depends upon the ability of the lessees and the managers to operate and manage our hotels. We have no recourse if we believe that the hotel managers do not maximize the revenues from our hotels, which in turn will maximize the rental payments we receive under the leases. We may seek redress under most leases only if the lessee violates the terms of the lease and then only to the extent of the remedies set forth in the lease. We may terminate a lease if the lessee defaults, but terminating a lease could impair our ability to qualify as a REIT for federal income tax purposes unless another suitable lessee is found.

We Do Not Control Certain Assets Held by the Non-Controlled Subsidiaries

   We own economic interests in certain taxable corporations, which we refer to as the "non-controlled subsidiaries," that hold various assets not exceeding, in the aggregate, 15% in value of our assets. These assets consist primarily of interests in hotels which are not leased, certain furniture, fixtures and equipment ("FF&E") used in our hotels, and certain international hotels that could jeopardize our REIT status. Although we own 95% of the economic interests of the non-controlled subsidiaries, the Host Marriott Statutory Employee/Charitable Trust owns all of the voting common stock, which represents the remaining 5% of the economic interest, of the non-controlled subsidiaries. This voting stockholder elects the directors who are responsible for overseeing the operations of the non-controlled subsidiaries. As a result, we have no control over the operation or management of the hotels or other assets owned by the non-controlled subsidiaries, even though we depend upon the non-controlled subsidiaries for a significant portion of our revenues.

We Are Dependent on the Lessees' Rent Payments As Our Primary Source of
Revenues

   Subsidiaries of Crestline lease virtually all of our hotels. The lessees' rent payments are the primary source of our revenues. Crestline guarantees the obligations of its subsidiaries under the hotel leases, but Crestline's liability is limited to a relatively small portion of the aggregate rent obligation of its subsidiaries. Crestline's and each of its subsidiaries' ability to meet its obligations under the leases will determine the amount of our revenue and, likewise, our ability to make distributions to stockholders. We have no control over Crestline or any of its subsidiaries and cannot assure you that Crestline or any of its subsidiaries will have sufficient assets, income and access to financing to enable them to satisfy their obligations under the leases or to make payments of fees under the management agreements. Because of our dependence on Crestline, our credit rating will be affected by its general creditworthiness.

We Are Dependent on the Hotel Managers to Operate the Hotels Effectively

   Our revenue will be affected by the performance of the managers of our hotels. It also will be affected by the relationships between the managers and the lessees. Their decisions involving hotel management may not necessarily be in our best interests, and disagreements between them could adversely affect us. We have no control over these relationships. Moreover, each lessee's ability to pay rent accrued under its lease depends to a large extent on the ability of the hotel manager to operate the hotel effectively and to generate gross sales in excess of its operating expenses. Our rental income from the hotels may therefore be adversely affected if the managers fail to provide quality services and amenities and competitive room rates at our hotels or fail to maintain the quality of the hotel brand names. Although the lessees have primary liability under the management agreements while the leases are in effect, we remain liable under the leases for all obligations that the lessees do not perform.

Our Revenues and the Value of Our Properties Could be Adversely Affected by Conditions Affecting the Lodging Industry

   If our assets do not generate income sufficient to pay our expenses, service our debt and maintain our properties, we will be unable to make expected distributions to our stockholders. Factors that could adversely affect our revenues and the economic performance and value of our properties include:

  . changes in the national, regional and local economic climate,

  . local conditions such as an oversupply of hotel properties or a reduction in demand for hotel properties,

  . the attractiveness of our hotels to consumers and competition from comparable hotels,

  . the quality, philosophy and performance of the hotel managers (primarily
    Marriott International, Inc.),

  . the ability of any hotel lessee to maximize rental payments,

  . changes in room rates and increases in operating costs due to inflation and other factors and

  . the need to periodically repair and renovate our hotels.

Our Expenses May Remain Constant Even If Our Revenues Drop

   The expenses of owning a property are not necessarily reduced when circumstances such as market factors and competition cause a reduction in income from the property. If a property is mortgaged and we are unable to meet the mortgage payments, the lender could foreclose and take the property. Our financial condition and ability to service debt and make distributions to our stockholders could be adversely affected by:

     .interest rate levels,

     .the availability of financing,

     .the cost of compliance with government regulation, including zoning and tax laws and

     .changes in laws and governmental regulations, including those governing usage, zoning and taxes.

New Acquisitions May Fail to Perform as Expected and We May Be Unable to Make Any Acquisitions

   We intend to acquire additional full-service hotels and other types of real estate. Newly acquired properties may fail to perform as expected, which could adversely affect our financial condition. We may underestimate the costs necessary to bring an acquired property up to standards established for its intended market position. We expect to acquire hotels and other types of real estate with cash from secured or unsecured financings and proceeds from offerings of equity or debt, to the extent available. We may not be in a position or have the opportunity in the future to make suitable property acquisitions on favorable terms. In addition, we cannot guarantee that the leases for newly acquired hotels will be as favorable to us as the Leases.

Competition for Acquisitions May Result in Increased Prices for Hotels

   Other major investors with significant capital compete with us for attractive investment opportunities. These competitors include other REITs and hotel companies, investment banking firms and private institutional investment funds. This competition may increase prices for hotel properties, thereby decreasing the potential return on our investment.

The Seasonality of the Hotel Industry May Affect the Ability of the Lessees to Make Timely Rent Payments

   The seasonality of the hotel industry may, from time to time, affect either the amount of rent that accrues under the hotel leases or the ability of the lessees to make timely rent payments under the leases. A lessee's or Crestline's inability to make timely rent payments to us could adversely affect our financial condition and ability to service debt and make distributions to our stockholders.

We May Be Unable to Sell Properties When Appropriate Because Real Estate Investments Are Illiquid

   Real estate investments generally cannot be sold quickly. We may not be able to vary our portfolio promptly in response to economic or other conditions. This inability to respond promptly to changes in the performance of our investments could adversely affect our financial condition and ability to service debt and make distributions to our stockholders.

We May Be Unable to Renew Leases or Find Other Lessees

   Our current hotel leases have terms of seven to ten years. There can be no assurance that the affected hotels will be relet to Crestline or the current lessees, or if relet, will be relet on terms as favorable to us. If our hotels are not relet, we will be required to find other lessees who meet certain requirements of the management agreements and of the REIT tax rules. We cannot assure you that we would be able to find satisfactory lessees or that the terms of any new leases would be as favorable as under the current leases. Failure to find satisfactory lessees could cause us to lose our REIT status, and failure to enter leases on satisfactory terms could result in reduced cash available for distribution.

Terms of the Hotel Ground Leases May Adversely Affect Our Revenues

   As of December 30, 1998, we lease 54 of our hotels pursuant to ground leases. These ground leases generally require increases in ground rent payments every five years. Our ability to make cash distributions to our stockholders could be adversely affected to the extent that the rents payable by the lessees under the leases do not increase at the same or a greater rate as the increases under the ground leases. In addition, if we were to sell a hotel encumbered by a ground lease, the buyer would have to assume the ground lease, which could result in a lower sales price.

Some Potential Losses Are Not Covered By Insurance

   We carry comprehensive liability, fire, flood, extended coverage and rental loss (for rental losses extending up to 12 months) insurance with respect to all of our hotels. We believe the policy specifications and insured limits of these policies are of the type customarily carried for similar hotels. Certain types of losses, such as from earthquakes and environmental hazards, however, may be either uninsurable or too expensive to justify insuring against. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in a hotel, as well as the anticipated future revenue from the hotel. In such an event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property.

Leases Could Impair the Sale or Other Disposition of Our Hotels

   Each lease with a subsidiary of Crestline generally requires us to make a termination payment to the lessee if we terminate the lease prior to the expiration of its term. A termination payment is required even if we terminate a lease because of a change in the federal income tax laws that either would make continuation of the lease jeopardize our REIT status or would enable us to operate our hotels ourselves. The termination fee generally is equal to the fair market value of the lessee's leasehold interest in the remaining term of the lease, which could be a significant amount. In addition, if we decide to sell a hotel, we may be required to terminate its lease, and the payment of the termination fee under such circumstances could impair our ability to sell the hotel and would reduce the net proceeds of any sale.

Management Agreements Could Impair the Sale or Other Disposition of Our Hotels

   Under the terms of the management agreements, we generally may not sell, lease or otherwise transfer the hotels unless the transferee assumes the related management agreements and meets certain other conditions. Our ability to finance, refinance or effect a sale of any of the properties managed by Marriott International or another manager may, depending upon the structure of such transactions, require the manager's consent. If Marriott International or other manager did not consent, we would be prohibited from consummating the financing, refinancing or sale without breaching the management agreement.

The Acquisition Contracts Relating to Certain Hotels Limit Our Ability to Sell or Refinance Such Hotels

   For reasons relating to federal income tax considerations of the former owners of certain of our hotels, we have agreed to restrictions on selling certain hotels or repaying or refinancing the mortgage debt thereon for lock-out periods which vary depending on the hotel. We anticipate that, in certain circumstances, we may agree to similar restrictions in connection with future hotel acquisitions. As a result, even if it were in our best interests to sell such hotels or refinance their mortgage debt, it may be difficult or impossible to do so during their respective lock-out periods.

Marriott International's and Crestline's Operation of Their Respective Businesses Could Result in Decisions Not in Our Best Interest

   Marriott International, a public company in the business of hotel management, manages a significant number of our hotels. In addition, Marriott International manages hotels owned by others that compete with our hotels. As a result, Marriott International may make decisions regarding competing lodging facilities which it manages that would not necessarily be in our best interests. Further, J.W. Marriott, Jr., a member of our Board of Directors, and Richard E. Marriott, our Chairman of the Board and J.W. Marriott, Jr.'s brother, serve as directors, and, in the case of J.W. Marriott, Jr., also an officer, of Marriott International. As of December 30, 1998, J.W. Marriott, Jr. and Richard E. Marriott also beneficially own approximately 10.6% and 10.3%, respectively, of the outstanding shares of common stock of Marriott International, and will beneficially own approximately 6.1% and 6.0%, respectively, of the outstanding shares of common stock of Crestline, but neither will serve as an officer or director of Crestline. As a result, J.W. Marriott, Jr. and Richard E. Marriott have potential conflicts of interest when making decisions regarding Marriott International, including decisions relating to the management agreements involving the hotels, Marriott International's management of competing lodging properties and Crestline's leasing and other businesses.

   The Boards of Directors of both Host Marriott and Marriott International follow appropriate policies and procedures to limit the involvement of Messrs. J.W. Marriott, Jr. and Richard E. Marriott in conflict situations, including requiring them to abstain from voting as directors of either Host Marriott or Marriott International or their subsidiaries on certain matters which present a conflict between the companies. If appropriate, these policies and procedures will apply to other directors and officers.

Provisions of Our Charter and Bylaws Could Inhibit Changes in Control

   Certain provisions of our charter and bylaws may delay or prevent a change in control of Host Marriott or other transaction that could provide our stockholders with a premium over the then-prevailing market price of their shares or which might otherwise be in their best interests. These include a staggered Board of Directors and the ownership limit described below. Also, any future class or series of stock may have certain voting provisions that could delay or prevent a change in control or other transaction that might involve a premium price or otherwise be good for our stockholders.

The Marriott International Purchase Right May Discourage a Takeover of Host Marriott

   Marriott International has the right to purchase up to 20% of each class of our outstanding voting shares at the then fair market value upon the occurrence of certain change of control events involving Host Marriott. We refer to this right as the "Marriott International purchase right." The Marriott International purchase right will continue in effect until June 2017, subject to certain limitations intended to protect the our REIT status. The Marriott International purchase right may have the effect of discouraging a takeover of Host Marriott, because any person considering acquiring a substantial or controlling block of our common stock will face the possibility that its ability to obtain or exercise control would be impaired or made more expensive by the exercise of the Marriott International purchase right.

We Have Adopted Maryland Law Limitations on Changes in Control

   Maryland corporate law prohibits certain "business combinations" between a Maryland corporation and any person who owns 10% or more of the voting power of the corporation's then outstanding shares of stock (an "Interested Stockholder") or an affiliate of the Interested Stockholder unless a business combination is approved by the board of directors any time before an Interested Stockholder first becomes an Interested Stockholder. The prohibition lasts for five years after the Interested Stockholder becomes an Interested Stockholder. Thereafter, any such business combination must be approved by stockholders under certain special voting requirements. We will be subject to such provisions although we may elect to "opt-out" in the future. As a result, a change in control of Host Marriott or other transaction that could provide our stockholders with a premium over the then-prevailing market price of their shares or which might otherwise be in their best interests may be prevented or delayed. Our Board of Directors has exempted from this statute the acquisition of shares by Marriott International pursuant to the terms of the Marriott International purchase right as well as any other transactions involving Host Marriott and Marriott International or our respective subsidiaries, or J.W. Marriott, Jr. or Richard E. Marriott, provided that, if any such transaction is not in the ordinary course of business, it must be approved by a majority of our directors present at a meeting at which a quorum is present, including a majority of the disinterested directors, in addition to any vote of stockholders required by other provisions of Maryland corporate law.

Maryland Control Share Acquisition Law Could Delay or Prevent a Change in
Control

   Under Maryland corporate law, unless a corporation elects not to be subject thereto, "control shares" acquired in a "control share acquisition" have no voting rights except to the extent approved by stockholders by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquiror and by officers or directors who are employees of the corporation. "Control shares" are voting shares which would entitle the acquiror to exercise voting power in electing directors within certain specified ranges of voting power. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions. We are subject to these control share provisions of Maryland law and, as a result, a change in control of Host Marriott or other transaction that could provide our stockholders with a premium over the then-prevailing market price of their shares or which might otherwise be in their best interests may be delayed or prevented. Our bylaws contain an exemption from this statute for any shares acquired by Marriott International, together with its successors and permitted assignees, pursuant to the Marriott International purchase right.

We Have Adopted a Rights Agreement Which Could Delay or Prevent a Change in Control

   Our Rights Agreement provides, among other things, that upon the occurrence of certain events, stockholders will be entitled to purchase shares of our stock, subject to the ownership limit. These purchase rights would cause substantial dilution to a person or group that acquires or attempts to acquire 20% or more of our common stock on terms not approved by the Board of Directors and, as a result, could delay or prevent a change in control of Host Marriott or other transaction that could provide our stockholders with a premium over the then-prevailing market price of their shares or which might otherwise be in their best interests. See "Description of Common Stock--Stockholder Rights Plan/Preferred Stock Purchase Rights."

We Have a Stock Ownership Limit Primarily for REIT Tax Purposes

   Primarily to facilitate maintenance of our REIT qualification, our charter imposes an ownership limit on our common stock and preferred stock. See "Restrictions on Ownership and Transfer." The attribution provisions of the federal tax laws that are used in applying the ownership limit are complex. They may cause one stockholder to be considered to own the stock of a number of related stockholders. As a result, these provisions may cause a stockholder whose direct ownership of stock does not exceed the ownership limit to, in fact, exceed the ownership limit.

   The ownership limit could delay or prevent a change in control and, therefore, could adversely affect stockholders' ability to realize a premium over the then-prevailing market price for the common stock in connection with such transaction.

The Large Number of Shares Available for Future Sale Could Adversely Affect the Market Price of Our Publicly Traded Securities

   In connection with the REIT conversion, we have reserved approximately 96.4 million shares of our common stock for future issuance. Up to approximately
48.2 million shares of this common stock may be issued in January 1999. Such common stock will be freely transferable upon receipt. The balance of the reserved common stock may be issued upon the redemption of units of limited partnership interest in Host Marriott, L.P. These limited partnership units will become redeemable at various times over the next year, with approximately
21.7 million limited partnership units becoming redeemable beginning on July 1, 1999, pursuant to each holder's right under Host Marriott, L.P.'s partnership agreement to redeem them for shares of our common stock or, at Host Marriott's election, the cash equivalent thereof. In addition, we have reserved a substantial number of shares of our common stock for issuance pursuant to benefit plans or outstanding options, and such shares of our common stock will be available for sale in the public markets from time to time. Moreover, we may issue additional shares of our common stock in the future. We cannot predict the effect that future sales of shares of our common stock, or the perception that such sales could occur, will have on the market prices of our equity securities.

Our FFO and Cash Distributions Will Affect the Market Price of Our Publicly Traded Securities

   We believe that the market value of a REIT's equity securities is based primarily upon the market's perception of the REIT's growth potential, including its prospects for accretive acquisitions and development, and its current and potential future cash distributions, and is secondarily based upon the real estate market value of the underlying assets. For that reason, our common stock may trade at prices that are higher or lower than the net asset value per share. To the extent we retain operating cash flow for investment purposes, working capital reserves or other purposes, these retained funds, while increasing the value of our underlying assets, may not correspondingly increase the market price of our common stock. Our failure to meet the market's expectations with regard to future FFO and cash distributions would likely adversely affect the market price of our publicly traded securities.

Market Interest Rates May Have an Effect on the Value of Our Publicly Traded Securities

   One of the factors that investors consider important in deciding whether to buy or sell shares of a REIT is the distribution rate on such shares, as a percentage of the price of such shares relative to market interest rates. If market interest rates go up, prospective purchasers of our equity securities may expect a higher dividend yield. Higher interest rates would not, however, result in more funds for us to distribute and, in fact, would likely increase our borrowing costs and potentially decrease cash available for distribution to the extent that our indebtedness has floating interest rates. Thus, higher market interest rates could cause the market price of our publicly traded securities to go down.

We are Dependent on External Sources of Capital

   To qualify as a REIT, we must distribute to our stockholders each year at least 95% of our net taxable income, excluding any net capital gain. Because of these distribution requirements, it is not likely that we will be able to fund all future capital needs, including acquisitions, from income from operations. We therefore will have to rely on third-party sources of capital, which may or may not be available on favorable terms or at all. Our access to third-party sources of capital depends upon a number of factors, including general market conditions, the market's perception of our growth potential, our current and potential future earnings and cash distributions and the market price of our common stock. Moreover, additional equity offerings may result in substantial dilution of stockholders' interests, and additional debt financing may substantially increase our leverage.

Our Degree of Leverage Could Limit Our Ability to Obtain Additional Financing

   Our debt-to-total market capitalization ratio was approximately 55% on a pro forma basis as of December 23, 1998. We have a policy of incurring debt only if, immediately following such incurrence, our debt-to-total market capitalization ratio on a pro forma basis would be 60% or less. Our degree of leverage could affect our ability to obtain financing in the future for working capital, capital expenditures, acquisitions, development or other general corporate purposes and to refinancing borrowings on favorable terms. Our leveraged capital structure also makes us more vulnerable to a downturn in our business or in the economy generally. Moreover, there are no limitations in our organizational documents that limit the amount of indebtedness that we may incur, although our existing debt instruments contain certain restrictions on the amount of indebtedness that we may incur. Accordingly, our Board of Directors could alter or eliminate the 60% policy without stockholder approval to the extent permitted by our debt agreements. If this policy were changed, we could become more highly leveraged, resulting in an increase in debt service payments that could adversely affect our cash flow and consequently our ability to service our debt and make distributions to stockholders.

Rental Revenues from Hotels Are Subject to Prior Rights of Lenders

   The mortgages on certain of our hotels require that rent payments under the leases on such hotels be used first to pay the debt service on such mortgage loans. Consequently, only the cash flow remaining after debt service will be available to satisfy other obligations, including property taxes and insurance, FF&E reserves for the hotels and capital improvements, and debt service on unsecured debt, and to make distributions to stockholders.

We Depend on Our Key Personnel

   We depend on the efforts of our executive officers. While we believe we could find replacements for these key personnel, the loss of their services could have a significant adverse effect on our operations. We do not intend to obtain key-man life insurance with respect to any of our executive officers.

The REIT Conversion Could Result in Litigation

   Over the last several years, business reorganizations involving the combination of several partnerships into a single entity have occasionally given rise to investor lawsuits. These lawsuits have involved claims against the general partners of the participating partnerships, the partnerships themselves and related persons involved in the structuring of, or benefiting from, the conversion or reorganization, as well as claims against the surviving entity and its directors and officers. If any lawsuits are filed in connection with the partnership mergers or other transactions in connection with our REIT conversion, such lawsuits could result in substantial damage claims against us, as successor to the liabilities of our predecessors. Such lawsuits, if successful, could adversely affect our financial condition and our ability to service our debt and make distributions to stockholders.

Joint Venture Investments Have Additional Risks

   Instead of purchasing hotel properties directly, we may invest as a co-venturer. Joint venturers often share control over the operation of the joint venture assets. Actions by a co-venturer could subject such assets to additional risk. Our co-venturer in an investment might have economic or business interests or goals that are inconsistent with our interests or goals, or be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives. Although we generally will seek to maintain sufficient control of any joint venture to permit our objectives to be achieved, we might not be able to take action without the approval of our joint venture partners. Also, our joint venture partners could take actions binding on the joint venture without our consent. A joint venture partner could go bankrupt, leaving us liable for its share of joint venture liabilities. Also, the requirement that we lease our assets to qualify as a REIT may make it more difficult for us to enter into joint ventures in the future.

The Year 2000 Problem May Adversely Impact Our Business and Financial Condition

   Year 2000 issues have arisen because many existing computer programs and chip-based embedded technology systems use only the last two digits to refer to a year, and therefore do not properly recognize a year that begins with "20" instead of the familiar "19." If not corrected, many computer applications could fail or create erroneous results. Our potential year 2000 problems include issues relating to our in-house hardware and software computer systems, as well as issues relating to third parties with which we have a material relationship or whose systems are material to the operations of our hotels.

  In-House Systems

     Since October of 1993, we have invested in the implementation and maintenance of accounting and reporting systems and equipment that are intended to enable us to provide adequately for our information and reporting needs and which are also year 2000 compliant. Substantially all of our in-house systems have already been certified as year 2000 compliant through testing and other mechanisms. We have not delayed any systems projects due to the year 2000 issue. We have engaged a third party to review our year 2000 in-house compliance.

  Third-Party Systems

     We rely upon operational and accounting systems provided by third parties, primarily the managers of our hotels, to provide the appropriate property-specific operating systems, including reservation, phone, elevator, security, HVAC and other systems, and to provide us with financial information. We will continue to monitor the efforts of these third parties to become year 2000 compliant and will take appropriate steps to address any non-compliance issues.

  Risks

     Management believes that future costs associated with year 2000 issues for its in-house systems will be insignificant and therefore not impact our business, financial condition and results of operations. However, the actual effect that year 2000 issues will have on our business will depend significantly on whether other companies and governmental entities properly and timely address year 2000 issues and whether broad-based or systemic failures occur. We cannot predict the severity or duration of any such failures, which could include disruptions in passenger transportation or transportation systems generally, loss of utility and/or telecommunications services, the loss or disruption of hotel reservations made on centralized reservation systems and errors or failures in financial transactions or payment processing systems such as credit cards.

     Moreover, we are dependent upon Crestline to interface with third parties in addressing year 2000 issues at our hotels leased to its subsidiaries. Due to the general uncertainty inherent with respect to year 2000 issues and our dependence on third parties, including Crestline, we are unable to determine at this time whether the consequences of year 2000 failures will have a material impact on Host Marriott. Although our joint year 2000 compliance program with Crestline is expected to significantly reduce uncertainties arising out of year 2000 issues and the possibility of significant interruptions of normal operations, we cannot assure you that this will be the case.

Compliance with the Americans with Disabilities Act Can Be Costly

   The hotels must comply with Title III of the Americans with Disabilities Act to the extent that such hotels are "public accommodations" or "commercial facilities" as defined by the ADA. The ADA requires removal of structural barriers to access by persons with disabilities in certain public areas of hotels where such removal is readily achievable. We do not believe that substantial non-budgeted capital expenditures will be required in the future to comply with the ADA. Our existing hotel leases would require us to fund any such expenditures. Noncompliance with the ADA could also result in the imposition of fines or an award of damages to private litigants. Unexpected capital expenditures or the payment of fines or damages would decrease our cash available for distribution and potentially adversely affect our ability to make distributions to stockholders.

Compliance With Other Regulations Can Also Be Costly

   Hotels are subject to various forms of regulation in addition to the ADA, including building codes and fire safety regulations. Such regulations may be changed from time to time, or new regulations adopted, resulting in additional or unexpected costs of compliance. Any such increased costs could reduce our cash available for debt service and distributions to stockholders.

Environmental Problems are Possible and Can Be Costly

   We believe that our properties are in compliance in all material respects with applicable environmental laws. Unidentified environmental liabilities could arise, however, and could have a material adverse effect on our financial condition and performance. Federal, state and local laws and regulations relating to the protection of the environment may require a current or previous owner or operator of real estate to investigate and clean up hazardous or toxic substances or petroleum product releases at such property. The owner or operator may have to pay a governmental entity or third parties for property damage and for investigation and clean-up costs incurred by such parties in connection with the contamination. These laws typically impose clean-up responsibility and liability without regard to whether the owner or operator knew of or caused the presence of the contaminants. Even if more than one person may have been responsible for the contamination, each person covered by the environmental laws may be held responsible for all of the clean-up costs incurred. In addition, third parties may sue the owner or operator of a site for damages and costs resulting from environmental contamination emanating from that site. Environmental laws also govern the presence, maintenance and removal of asbestos. These laws require that owners or operators of buildings containing asbestos properly manage and maintain the asbestos, that they notify and train those who may come into contact with asbestos and that they undertake special precautions, including removal or other abatement, if asbestos would be disturbed during renovation or demolition of a building. These laws may impose fines and penalties on building owners or operators who fail to comply with these requirements and may allow third parties to seek recovery from owners or operators for personal injury associated with exposure to asbestos fibers.

We Intend to Qualify as a REIT, but We Cannot Guarantee that We Will Qualify

   We intend to operate to qualify as a REIT for tax purposes beginning in 1999. If we qualify as a REIT, we generally will not be taxed on our income that we distribute to our stockholders so long as we distribute currently at least 95% of our income, excluding our net capital gain. We cannot guarantee, however, that we will qualify as a REIT in 1999 or in any future year. In addition, it is possible that even if we do qualify as a REIT, new tax rules will change the way we are taxed. Hogan & Hartson L.L.P., a law firm, has given us an opinion that we are organized in conformity with the requirements for qualification as a REIT and that beginning January 1, 1999, our proposed method of operation will enable us to satisfy the requirements for qualification and taxation as a REIT. However, Hogan & Hartson based its opinion on a number of assumptions and conditions, including the accuracy of factual representations that we and Host Marriott, L.P. made. These representations relate to a large number of matters, including how we and our subsidiaries operate and will operate in the future and how the hotels are leased. With respect to how the hotels are leased, we made representations to Hogan & Hartson about the economic terms of the leases and the other terms of the leases. We also made representations to Hogan & Hartson about our expectations and the expectations of the lessees regarding the leases. It is important that you understand that Hogan & Hartson's opinion only represents its judgment based on the facts represented by us and does not bind the IRS or the courts. Neither we nor Hogan & Hartson can guarantee that the IRS or a court will agree that we qualify as a REIT.

Host Marriott, L.P. May Need to Borrow Money or Issue Additional Equity in Order for Us to Qualify as a REIT

   A REIT must distribute to its shareholders at least 95% of its net taxable income, excluding any net capital gain. The source of the distributions we make to our stockholders will be money distributed to us by Host Marriott, L.P. We intend to meet this 95% requirement, but there are a number of reasons why Host Marriott, L.P.'s cash flow alone may be insufficient for it to distribute to us the funds we will need. First, as a result of some of the transactions of the Host Predecessors, we expect to recognize large amounts of taxable income in future years for which Host Marriott, L.P. will have no corresponding cash flow or EBITDA. This type of income is often referred to as "phantom income." Second, in order to qualify as a REIT in 1999, we need to distribute to our stockholders, prior to the end of 1999, all of the "earnings and profits" that accumulated prior to 1999. If we do not meet this requirement when the distributions declared in connection with the REIT conversion are paid, we will be required to make further distributions prior to the end of 1999. Host Marriott, L.P. will not have cash flow that corresponds to these distributions and may not be able to borrow or otherwise obtain the funds necessary to distribute to us an amount necessary to make these distributions. Third, the seasonality of the hospitality industry could cause a further mismatch of Host Marriott, L.P.'s income and its cash flow.

   In addition, even if a REIT meets the 95% requirement, it may still be subject to a 4% nondeductible excise tax. This excise tax applies to the amount by which certain of the REIT's distributions in a given calendar year are less than the sum of 85% of its ordinary income, 95% of its capital gain net income and any undistributed taxable income from prior years. We intend to make distributions so that we will not be subject to this excise tax, but for the reasons described above, Host Marriott, L.P.'s cash flow alone may be insufficient for it to distribute to us the funds we will need.

   If Host Marriott, L.P.'s cash flow alone is insufficient for it to distribute to us the money we need to meet the 95% distribution requirement or to avoid the 4% excise tax, it will need to issue additional equity or borrow money. We cannot guarantee that these sources of funds will be available to Host Marriott, L.P. on favorable terms or even at all. Any problems Host Marriott, L.P. has in borrowing money could be exacerbated by two factors. First, it will need to distribute most if not all of its earnings to us and so it will be unable to retain these earnings. Accordingly, it generally will need to refinance its maturing debt with additional debt or equity and rely on third-party sources to fund future capital needs. Second, the borrowing needs of Host Marriott, L.P.

will be increased if we are required to pay taxes or liabilities attributable to prior years. If Host Marriott, L.P. is unable to raise the money necessary for us to meet the 95% distribution requirement, we will fail to qualify as a REIT. If it is able to raise the money, but only on unfavorable terms, then our financial performance may be hurt.

Our Failure to Qualify as a REIT Would Have Serious Adverse Consequences

   If we fail to qualify as a REIT, we will be subject to federal income tax at regular corporate rates. This additional tax would significantly reduce the cash we would have available to distribute to our stockholders and it could reduce the value of our common stock by a significant amount. Furthermore, if we fail to qualify as a REIT, we will go into default under some of our debt instruments. If we fail to qualify as a REIT, we may be disqualified from treatment as a REIT for the next four taxable years.

We Are Required to Distribute All of Our Prior Earnings and Profits, but We Cannot Guarantee that We Will Be Able to Do So

   In order to qualify as a REIT for 1999, we are required to distribute to our stockholders, prior to the end of 1999, all of our earnings and profits that we accumulated prior to 1999. We believe that we will meet this requirement. However, it is very hard to determine the exact level of our pre-1999 earnings and profits because the determination depends on an extremely large number of factors. The complexity of the determination is compounded by the fact that we started accumulating earnings and profits in 1929. Also, it is difficult to value our distributions which have not been cash, such as the distribution of Crestline common stock we made this past December. Therefore, we cannot guarantee that we will meet this requirement. If we do not meet this requirement, then we will not qualify as a REIT at least for 1999. Hogan & Hartson is not providing us with an opinion regarding the amount of our earnings and profits or whether we meet this requirement. Moreover, for purposes of their opinion that we qualify as a REIT, they relied on our statement that we will meet this requirement.

We Will Qualify as a REIT Only if the Rent from the Leases Meets a Number of Tests, but We Cannot Guarantee that It Will

   A REIT's income must meet certain tests relating to its source. If the income meets the tests, it is called "good income." Almost all of our income will be rent from the hotel leases. This rent will be good income only if the leases are respected as true leases for federal income tax purposes. If the leases are treated as service contracts, joint ventures or some other type of arrangement, then this rent will not be good income and we will fail to qualify as a REIT. See "Federal Income Tax Considerations--Federal Income Taxation of Host Marriott--Income Tests Applicable to REITs."

   In addition, the rent from any particular hotel lease will be good income only if we own less than 10% of the lessee of the hotel. For purposes of this test, we are treated as owning both any interests that we hold directly and the interests owned by a person who owns more than 10% of our stock. In determining who owns more than 10% of our stock, a person may be treated as owning the stock of another person who is either a relative or has common financial interests. We will not directly own more than 10% of any of the lessees. In addition, we intend to enforce the ownership limit in our charter, which restricts the amount of our capital stock that any person can own. If the ownership limit is effective, then no person will ever own more than 10% of our capital stock and we should never own more than 10% of the lessees. However, we cannot guarantee that the ownership limit will be effective. If the ownership limit is not effective, our ownership in the lessees may exceed the 10% limit. As a result, the rent from our leases would not be good income and we would fail to qualify as a REIT.

   Furthermore, rent from any particular hotel lease will be good income only if no portion of the rent is based on the income or profits of the lessee of the hotel. The rent, however, can be based on the gross revenues of the lessees, unless the arrangement does not conform to normal business practice or is being used as a device to base rent on the income or profits of the lessees. The rent from the current leases, other than the Harbor Beach Resort lease, is based on the gross revenues of the lessees. We believe that the leases conform to normal business practice and, other than the Harbor Beach Resort lease, are not being used as a device to base rent on the income or profits of the lessees. Hogan & Hartson has not given us an opinion on this issue, and we cannot guarantee that the IRS will agree with our position. If rent from leases in addition to the Harbor Beach Resort lease is found to be based on the income or profits of the lessees, the rent would not be good income and we would fail to qualify as a REIT.

We Will Qualify as a REIT Only If the Personal Property Arrangements Are
Respected

   Rent that is attributable to personal property is not good income under the REIT rules. Hotels contain significant personal property. Therefore, in order to protect our ability to qualify as a REIT, Host Marriott, L.P. is selling an estimated $75 million of personal property associated with some of our hotels to the non-controlled subsidiaries. The non-controlled subsidiaries lease the personal property associated with each hotel directly to the lessee that is leasing the hotel. Under each personal property lease, the non-controlled subsidiary receives rent payments directly from the applicable lessee. We believe the amount of the rent represents the fair rental value of the personal property. If for any reason these lease arrangements are not respected for federal income tax purposes, we likely would not qualify as a REIT.

We Will Be Subject to Taxes Even if We Qualify as a REIT

   Even if we qualify as a REIT, we will be subject to some federal, state and local taxes on our income and property. For example, we will have to pay tax on income that we do not distribute. We also will be liable for any tax that the IRS successfully asserts against Host Marriott's predecessors for corporate income taxes for years prior to 1999. Furthermore, we will derive income from the non-controlled subsidiaries and they will be subject to regular corporate taxes.

   In addition, we and our subsidiaries contributed a large number of assets to Host Marriott, L.P. with a value that was substantially greater than our tax basis in the assets. We refer to these assets as assets with "built-in gain." We will be subject to tax on the built-in gain if Host Marriott, L.P. sells these assets prior to the end of 2008. We also have substantial deferred tax liabilities that we or a non-controlled subsidiary will recognize, without the receipt by us of any corresponding cash. Even if Host Marriott, L.P. does not sell the built-in gain assets prior to the end of 2008, there are a number of other transactions that likely would cause us to be subject to the tax on the built-in gain. For example, we are likely to recognize gain if Host Marriott, L.P. sells a hotel contributed to it after 2008, refinances a loan secured by a hotel contributed to it, spends money to improve a hotel contributed to it, or issues additional limited partnership units. Lastly, over time, Host Marriott, L.P. will allocate income and depreciation to its partners in such a way that it will eliminate the built-in gain in its assets. As a result of these various events, it is likely that over the next several years, we will recognize a large amount of the built-in gain associated with the assets that we contributed to Host Marriott, L.P. In connection with this gain, neither we nor Host Marriott, L.P. will receive any corresponding cash.

If the Operating Partnership Is Treated as a Corporation, We Will Fail to Qualify as a REIT

   A REIT cannot own more than 10% of the voting securities of a corporation. We own more than 10% of the voting securities of Host Marriott, L.P. Accordingly, if Host Marriott, L.P. is treated as a corporation, we will fail to qualify as a REIT. See "Federal Income Tax Consideration--Tax Aspects of Host Marriott's Ownership of Interests in Host Marriott, L.P.--Entity Classification.

   We also should point out that if Host Marriott, L.P. is treated as a corporation, it will be subject to corporate income tax. This would significantly reduce the amount of cash it would have available to distribute to us, which would in turn reduce the amount of cash we would have available to distribute to our stockholders.

                             ABOUT THIS PROSPECTUS

   This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process under the Securities Act of 1933. Under the shelf process, we may, from time to time, sell any combination of the offered securities described in this prospectus in one or more offerings up to a total dollar amount of $1,050,000,000.

   This prospectus and the accompanying prospectus supplement do not contain all of the information included in the registration statement. We have omitted parts of the registration statement in accordance with the rules and regulations of the Commission. For further information, we refer you to the registration statement on Form S-3, including its exhibits. Statements contained in this prospectus and any accompanying prospectus supplement about the provisions or contents of any agreement or other document are not necessarily complete. If the Commission rules and regulations require that such agreement or document be filed as an exhibit to the registration statement, please see such agreement or document for a complete description of these matters. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each document.

   This prospectus provides you with a general description of the offered securities. Each time we sell offered securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change any information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy materials that we have filed with the Commission, including the registration statement, at the following Commission public reference rooms:

  450 Fifth Street, N.W.     7 World Trade Center     500 West Madison Street
  Room 1024                  Suite 1300               Suite 1400
  Washington, D.C. 20549     New York, New York 10048 Chicago, Illinois 60661

   Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms.

   Our Commission filings can also be read at the following address:

     New York Stock Exchange
     20 Broad Street
     New York, New York 10005

   Our Commission filings are also available to the public on the Commission's Web Site at http://www.sec.gov.

   The Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate be reference the documents listed below and any future filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we have sold all of the offered securities to which this prospectus relates or the offering is otherwise terminated.

     1. Annual Report on Form 10-K of Host Marriott Corporation, a Delaware corporation and predecessor of Host Marriott, for the fiscal year ended January 2, 1998 (filed on March 27, 1998).

     2. Quarterly Reports on Form 10-Q of Host Marriott Corporation, a Delaware corporation and predecessor of the Company, for the quarters ended:

    .  March 27, 1998 (filed on May 11, 1998 and amended on May 11, 1998),

    .  June 19, 1998 (filed on July 21, 1998) and

    .  September 11, 1998 (filed on October 26, 1998).

     3. Current Reports on Form 8-K filed by Host Marriott Corporation, a Delaware corporation and predecessor of Host Marriott, dated:

    .  April 17, 1998 (filed on April 17, 1998),

    .  July 29, 1998 (filed on August 6, 1998),

    .  August 5, 1998 (filed on September 11, 1998),

    . November 24, 1998 (filed on November 25, 1998 and superseding the Current Reports on Form 8-K dated July 15, 1998 (filed on July 17,
       1998), July 17, 1998 (filed on July 28, 1998), July 29, 1998 (filed on July 30, 1998), and July 29, 1998 (filed on July 31, 1998)) and

    .  December 18, 1998 (filed on December 22, 1998)

     4. Current Reports on Form 8-K filed by Host Marriott, dated:

    .  November 23, 1998 (filed on December 11, 1998),
    .  December 18, 1998 (filed on December 24, 1998) and
    .  December 29, 1998 (filed on December 29, 1998).

     5. Description of Host Marriott's Common Stock included in a
  Registration Statement on Form 8-A filed on November 18, 1998 (as amended on December 28, 1998).

     6. Description of Host Marriott's Rights included in a Registration Statement on Form 8-A filed on December 11, 1998 (as amended on December 24, 1998).

   You may request a copy of these filings, at no cost, by writing us at the following address or telephoning us at (301) 380-2070 between the hours of 9:00 a.m. and 4:00 p.m., Eastern Time:

    Corporate Secretary Host Marriott Corporation
    10400 Fernwood Road
    Bethesda, Maryland 20817

                           FORWARD-LOOKING STATEMENTS

   The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain forward-looking statements. In addition to historical information, this prospectus and other materials filed or to be filed by us with the Commission and incorporated by reference in this prospectus contain or will contain forward-looking statements within the meaning of the federal securities law. Forward-looking statements include information relating to our intent, belief or current expectations, primarily, but not exclusively, with respect to:

  .  capital expenditures,
  .  cost reduction,
  .  cash flow,
  .  economic outlook,
  .  operating performance or
  .  improvements and related industry developments.

   We intend to identify forward-looking statements in this prospectus and other materials filed or to be filed by us with the Commission and incorporated by reference in this prospectus by using words or phrases such as "anticipate," "believe," "estimate," "expect," "intend," "may be," "objective," "plan," "predict," "project" and "will be" and similar words or phrases (or the negative thereof).

   The forward-looking information involves important risks and uncertainties that could cause our actual results, performance or achievements to differ materially from our anticipated results, performance or achievements expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to:

  . national and local economic and business conditions that will, among other things, affect demand for hotels and other properties, the level of rates and occupancy that can be achieved by such properties and the availability and terms of financing;

  . the ability to maintain the properties in a first-class manner, including meeting capital expenditure requirements;

  . our ability to compete effectively in areas such as access, location, quality of accommodations and room rate structures;

  . our ability to acquire or develop additional properties and the risk that potential acquisitions or developments may not perform in accordance with expectations;

  . changes in travel patterns, taxes and government regulations which influence or determine wages, prices, construction procedures and costs;

  . governmental approvals, actions and initiatives including the need for compliance with environmental and safety requirements, and changes in laws and regulations or the interpretation thereof;

  .  the effects of tax legislative action;

  .  the effect on us and our operations of the year 2000 issue; and

  . the timing of our election to be taxed as a REIT, if it occurs, and our ability to satisfy complex rules in order to qualify as a REIT for federal income tax purposes and to operate effectively within the limitations imposed by these rules.

   Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give you no assurance that such expectations will be attained or that any deviations will not be material. We disclaim any obligation or undertaking to disseminate to you any updates or revisions to any forward-looking statement contained in this prospectus or other materials that we have filed or will file with the Commission and incorporated by reference in this prospectus to reflect any change in our expectations or any changes in events, conditions or circumstances on which any statement is based.

                                  THE COMPANY

   Host Marriott was formed to continue and expand the hotel lodging property ownership business of its predecessors. Host Marriott succeeded to this business as a result of its merger with Host Marriott Corporation, a Delaware corporation, and other restructuring transactions consummated in December 1998 which we refer to as the "REIT conversion." Host Marriott is one of the largest owners of hotels in the world, with ownership of or controlling interests in approximately 126 upscale and luxury full-service hotel lodging properties in its portfolio as of December 30, 1998. Virtually all of these properties are leased to subsidiaries of Crestline, formerly a wholly owned subsidiary of Host Marriott, and are generally operated under the Marriott and Ritz-Carlton brand names and managed by Marriott International. Host Marriott intends to make an election to be taxed as a REIT for federal income tax purposes effective for its taxable year beginning January 1, 1999. Host Marriott owns all of its assets and conducts substantially all of its business through Host Marriott, L.P. and its subsidiaries. Host Marriott is the sole general partner of Host Marriott, L.P.

   Host Marriott's principal executive offices are located at 10400 Fernwood Road, Bethesda, Maryland 20817-1109, and its telephone number is (301) 380-9000.

                                USE OF PROCEEDS

   Unless otherwise indicated in the applicable prospectus supplement, we anticipate that any net proceeds from the sale of offered securities will be used for general operational purposes, which may include, but are not limited to, working capital, capital expenditures, acquisitions and the repayment or repurchase of the indebtedness of Host Marriott or our subsidiaries or our capital stock. The factors which we will consider in any repayment or repurchase of its indebtedness will include the amount and characteristics of any offered securities issued and may include, among others, the impact of such refinancing on the liquidity of Host Marriott or on our debt-to-capital ratio and funds from operations ("FFO") per share. When a particular series of offered securities is offered, the prospectus supplement relating thereto will set forth the intended use for the net proceeds received from the sale of such offered securities. Pending the application of the net proceeds, we expect to invest such proceeds in short-term, interest-bearing instruments or other investment-grade debt securities or to reduce indebtedness under our bank credit agreement.

                                 ERISA MATTERS

   Host Marriott and our subsidiaries may each be considered a "party in interest," within the meaning of the Employee Retirement Income Security Act, or a "disqualified person," within the meaning of Section 4975 of the Internal Revenue Code, with respect to many employee benefit plans that are subject to ERISA. The purchase of offered securities by an ERISA plan, including an individual retirement plan, that is subject to the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of the Internal Revenue Code and with respect to which Host Marriott or any of our affiliates is a service provider, or otherwise is a party in interest or a disqualified person, may constitute or result in a prohibited transaction under ERISA or the Internal Revenue Code, unless such offered securities are acquired pursuant to and in accordance with an applicable federal statutory exemption, or administrative exemption issued on a class-wide basis by the United States Department of Labor. Any pension or other employee benefit plan proposing to acquire any offered securities should consult with its counsel.

                         RATIO OF EARNINGS TO COMBINED
                  FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

   The following table sets forth Host Marriott's ratio of earnings to combined fixed charges and preferred stock dividends on a historical basis for the periods indicated.

                                3rd Quarter            Fiscal Year
                                ----------- --------------------------------------
                                1998  1997   1997    1996    1995    1994    1993
                                ----- ----- ------- ------- ------  ------  ------
                                             (in millions, except ratio data)
Ratio of earnings to combined
 fixed charges and preferred
 stock dividends(a)...........   1.7x  1.4x    1.3x    1.0x    --      --      --
Deficiency of earnings to com-
 bined fixed charges and pre-
 ferred stock dividends(b)....    --    --      --      --  $   70  $   12  $   45

--------
(a) The ratio of earnings to fixed charges and preferred stock dividends is computed by dividing income from continuing operations before income taxes and fixed charges and preferred stock dividends by total fixed charges and preferred stock dividends. Fixed charges represent interest expense (including capitalized interest), the amortization of debt issuance costs, and the portion of rental expense that represents interest.
(b) The deficiency of earnings to fixed charges and preferred stock dividends in 1995, 1994 and 1993 is largely the result of depreciation and amortization of $122 million in 1995, $113 million in 1994 and $196 million in 1993. In addition, the deficiency for 1995 was impacted by the $60 million pre-tax charge to write-down the carrying value of one undeveloped land parcel to its estimated sales value.

                       RATIO OF EARNINGS TO FIXED CHARGES

   The following table sets forth Host Marriott's ratio of earnings to fixed charges on a historical basis for the periods indicated.

                            3rd Quarter            Fiscal Year
                            ----------- --------------------------------------
                            1998  1997   1997    1996    1995    1994    1993
                            ----- ----- ------- ------- ------  ------  ------
                                         (in millions, except ratio data)
Ratio of earnings to fixed
 charges(a)................  1.7x  1.4x    1.3x    1.0x    --      --      --
Deficiency of earnings to
 fixed charges(b)..........   --    --      --      --  $   70  $   12  $   45

--------
(a) The ratio of earnings to fixed charges is computed by dividing income from continuing operations before income taxes and fixed charges by total fixed charges. Fixed charges represent interest expense (including capitalized interest), the amortization of debt issuance costs, and the portion of rental expense that represents interest.
(b) The deficiency of earnings to fixed charges in 1995, 1994 and 1993 is largely the result of depreciation and amortization of $122 million in 1995, $113 million in 1994 and $196 million in 1993. In addition, the deficiency for 1995 was impacted by the $60 million pre-tax charge to write down the carrying value of one undeveloped land parcel to its estimated sales value.

                          DESCRIPTION OF COMMON STOCK

   The following description sets forth the general terms of the common stock which Host Marriott may issue. The description set forth below and in any prospectus supplement does not purport to be complete and is subject to and qualified in its entirety by reference to Host Marriott's Articles of Amendment and Restatement of Articles of Incorporation and Bylaws, each of which will be made available upon request.

General

   Our Articles of Incorporation provide that the total number of shares of stock of all classes which Host Marriott has authority to issue is 800,000,000 shares of stock, initially consisting of 750,000,000 shares of common stock and 50,000,000 shares of preferred stock. The Board of Directors is authorized, without a vote of stockholders, to classify or reclassify any unissued shares of capital stock and to establish the preferences and rights of any preferred or other class or series of capital stock to be issued. At December 28, 1998, 205,262,058 shares of our common stock were issued and outstanding.

   Subject to the preferential rights of any other classes or series of shares of capital stock and to the provisions of the Articles of Incorporation regarding restrictions on transfers of shares of capital stock, holders of our common stock are entitled to receive distributions if, as and when authorized and declared by the Board of Directors, out of assets legally available therefor and to share ratably in the assets of Host Marriott legally available for distribution to its stockholders in the event of its liquidation, dissolution or winding-up after payment of, or adequate provision for, all known debts and liabilities of Host Marriott. Host Marriott currently intends to pay regular quarterly distributions.

   Subject to the provisions of the Articles of Incorporation regarding restrictions on the transfer of shares of capital stock, each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as provided with respect to any other class or series of shares of Host Marriott's capital stock, the holders of shares of common stock will possess the exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding common stock can elect all of the directors then standing for election.

   Holders of shares of common stock have no preferences, conversion, sinking fund, redemption rights or preemptive rights to subscribe for any securities of Host Marriott. Subject to the provisions of the Articles of Incorporation regarding restrictions on transfer of capital stock, shares of common stock have equal distribution, liquidation and other rights.

   Under Maryland corporate law, a Maryland corporation generally cannot dissolve, amend its charter, merge, consolidate, effect a share exchange or transfer its assets unless approved by the Board of Directors and by stockholders holding at least two-thirds of the shares entitled to vote on the matter unless a greater or lesser percentage, but not less than a majority, is set forth in the corporation's charter. Under our Articles of Incorporation, any merger, consolidation, share exchange or transfer of assets must be approved by the Board of Directors and by stockholders. The Articles of Incorporation generally provide for stockholder approval of such transactions by a two-thirds vote of all the votes entitled to be cast, except that any merger of Host Marriott with or into a trust organized for the purpose of changing Host Marriott's form of organization from a corporation to a trust will require the approval of stockholders of Host Marriott by the affirmative vote only of a majority of all the votes entitled to be cast on the matter. In addition, under the MGCL, certain mergers may be accomplished without a vote of stockholders. For example, no stockholder vote is required for a merger of a subsidiary of a Maryland corporation into its parent, provided the parent owns at least 90% of the subsidiary. In addition, a merger need not be approved by stockholders of a Maryland successor corporation if the merger does not reclassify or change the outstanding shares or otherwise amend the charter, and the number of shares to be issued or delivered in the merger is not more than 20% of the number of its shares of the same class or series outstanding immediately before the merger becomes effective. A share exchange need be approved by a Maryland successor only by its Board of Directors. Any amendments to the provisions contained in the Articles of Incorporation relating to restrictions on transferability of stock, the classified Board and fixing the size of the Board within the range set forth in the Articles of Incorporation, as well as the provisions relating to removal of directors, the filling of Board vacancies and the exclusive authority of the Board of Directors to amend the Bylaws will require the approval of the Board of Directors and stockholders by the affirmative vote of the holders of not less than two-thirds of the votes entitled to be cast on the matter. Other amendments to the Articles of Incorporation may be effected by requisite action of the Board of Directors and approval by stockholders by the affirmative vote of not less than a majority of the votes entitled to be cast on the matter.

   The Articles of Incorporation authorize the Board of Directors to reclassify any unissued shares of common stock into other classes or series of capital stock, including preferred stock, and to establish the number of shares in each class or series and to set the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption for each such class or series.

Transfer Agent and Registrar

   The transfer agent and registrar for the common stock will be First Chicago Trust Company of New York.

Stockholder Rights Plan/Preferred Stock Purchase Rights

   The Board of Directors has adopted a stockholder rights plan pursuant to a Rights Agreement dated as of November 23, 1998 between Host Marriott and The Bank of New York, as rights agent. Each share of common stock issued by Host Marriott between the date of adoption of the Rights Agreement and the Rights Distribution Date or the date, if any, on which the Rights are redeemed, would have one preferred stock purchase right (a "Right") attached to it. The Rights will expire on November 22, 2008, unless earlier redeemed or exchanged. Each Right, when exercisable, would entitle the holder to purchase one unit of Host Marriott Series A Junior Participating Preferred Stock, equal to one one-thousandth of a share of such stock, at a purchase price equal to $55.00 per unit, subject to adjustment. Until a Right is exercised, the holder thereof, as such, would have no rights as a stockholder of Host Marriott, including, without limitation, the right to vote or to receive dividends.

   The Rights Agreement provides that the Rights initially attach to all certificates representing common stock then outstanding. The Rights would separate from the common stock and a distribution of Rights certificates would occur (a "Rights Distribution Date") upon the earlier to occur of

  . ten days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding common stock (the "Stock Acquisition Date") or

  . ten business days, or such later date as the Board of Directors may determine, following the commencement of a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person of 20% or more of the outstanding common stock.

   For the purposes of determining the 20% threshold amount, the following shares of Host Marriott common stock are not included:

  . shares received pursuant to the Agreement and Plan of Merger, dated November 23, 1998, pursuant to which Host Marriott Corporation, a Delaware corporation, was merged into Host Marriott, in exchange for shares of common stock of Host Marriott Corporation, which such person beneficially owned on February 3, 1989 and owned continuously thereafter;

  . shares acquired by a person pursuant to a gift, bequest, inheritance or distribution from a trust or from a corporation controlled by such person where such shares of common stock were exempt shares under the Rights Agreement immediately prior to such acquisition and where such shares of common stock were beneficially owned by such person continuously after such acquisition;

  . shares acquired as a result of a stock dividend, stock distribution or other recapitalization with respect to exempt shares under the Rights Agreement; and

  . shares that can be acquired by Marriott International pursuant to the Marriott International purchase right.

   Until the Rights Distribution Date, the Rights will be evidenced by the common stock certificates, and will be transferred with, and only with, the common stock certificates. The Rights are not exercisable until the Rights Distribution Date.

   If a person becomes the beneficial owner of 20% or more of the then outstanding common stock, except pursuant to an offer for all outstanding common stock which the directors by a two-thirds vote determine to be fair to and otherwise in the best interests of Host Marriott and its stockholders, each holder of a Right would, after the end of a redemption period, have the right to exercise the Right by purchasing, for an amount equal to the purchase price, shares of common stock having a value equal to two times the purchase price, subject to the ownership limit. All Rights acquired by the Acquiring Person will be null and void.

   Each holder of a Right would have the right to receive, upon exercise, common shares of the acquiring company having a value equal to two times the purchase price of the Right if, at any time following the Stock Acquisition Date,

  . Host Marriott is acquired in a merger or other business combination transaction in which it is not the surviving corporation, other than a merger which follows an offer described in the preceding paragraph, or

  . 50% or more of Host Marriott's assets or earning power is sold or transferred.

   At any time after a person becomes an Acquiring Person, the Board of Directors may exchange the Rights at an exchange ratio of one share of Host Marriott common stock per Right.

   In general, the Board of Directors may redeem the Rights at a price of $.005 per Right at any time until ten days after an Acquiring Person has been identified as such. If the decision to redeem the Rights occurs after a person becomes an Acquiring Person, the decision will require a two-thirds vote of directors.

   The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire Host Marriott. The Rights, however, would not interfere with any merger or other business combination approved by the Board of Directors since the Board may, at its option, at any time prior to any person becoming an Acquiring Person, redeem all rights or amend the Rights Agreement to exempt the person from the Rights Agreement.

                         DESCRIPTION OF PREFERRED STOCK

   The following description sets forth the general terms of the preferred stock which Host Marriott may issue. The description set forth below and in any prospectus supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the Articles of Incorporation, the applicable Articles Supplementary to the Articles of Incorporation determining the terms of the related series of preferred stock and the Bylaws, each of which will be made available upon request.

General

   The Articles of Incorporation authorize the Board of Directors to issue 50 million shares of preferred stock and to classify or reclassify any unissued preferred shares into one or more classes or series of capital stock, including common stock. Prior to issuance of shares of any class or series of stock other than common stock, the Board of Directors is required, under the MGCL, to set, subject to the provisions of the Articles of Incorporation regarding the restriction on transfer of capital stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such class or series. Thus, the Board of Directors could authorize the issuance of preferred stock or other capital stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control of Host Marriott that might involve a premium price for holders of shares of common stock or otherwise be in their best interest. As of the date hereof, only common stock is outstanding, but the Company may issue preferred stock or other capital stock in the future.

   Reference is made to the prospectus supplement relating to the class or series of preferred stock being offered for the specific terms thereof, including:

     (a) The title and stated value of such preferred stock;

     (b) The number of shares of such preferred stock offered, the liquidation preference per share and the purchase price of such preferred stock;

     (c) The dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such preferred stock;

     (d) Whether dividends shall be cumulative or non-cumulative and, if cumulative, the date from which dividends on such preferred stock shall accumulate;

     (e) The procedures for any auction and remarketing, if any, for such preferred stock;

     (f) The provisions for a sinking fund, if any, for such preferred stock;

     (g) The provisions for redemption, if applicable, of such preferred stock;

     (h) Any listing of such preferred stock on any securities exchange or market;

     (i) The terms and conditions, if applicable, upon which such preferred stock will be convertible into common stock of Host Marriott, including the conversion price or manner of calculation thereof and conversion period;

     (j) The terms and conditions, if applicable, upon which preferred stock will be exchangeable into debt securities, including the exchange price or manner of calculation thereof and exchange period;

     (k) Voting rights, if any, of such preferred stock;

     (l) Whether interests in such preferred stock will be represented by depositary shares;

     (m) A discussion of any material and/or special United States federal income tax considerations applicable to such preferred stock;

     (n) The relative ranking and preferences of such preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of Host Marriott;

     (o) Any limitations on issuance of any class or series of preferred stock ranking senior to or on a parity with such series of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of Host Marriott; and

     (p) Any other specific terms, preferences, rights, limitations or restrictions of such preferred stock.

Rank

   Unless otherwise specified in the applicable prospectus supplement, the preferred stock will, with respect to distribution rights and rights upon liquidation, dissolution or winding up of Host Marriott, rank

     (i) senior to all classes or series of common stock of Host Marriott and to all equity securities the terms of which specifically provide that such equity securities rank junior to such preferred stock;

     (ii) on a parity with all equity securities issued by Host Marriott other than referred to in clauses (i) and (iii); and

     (iii) junior to all equity securities issued by Host Marriott the terms of which specifically provide that such equity securities rank senior to such preferred stock.

   The term "equity securities" does not include convertible debt securities.

Distributions

   Holders of the preferred stock of each series will be entitled to receive, when, as and if declared by the Board of Directors, out of assets of Host Marriott legally available for payment to stockholders, cash distributions, or distributions in kind or in other property if expressly permitted and described in the applicable prospectus supplement, at such rates and on such dates as will be set forth in the applicable prospectus supplement. Each such distribution shall be payable to holders of record as they appear on the stock transfer books of Host Marriott on such record dates as shall be fixed by the Board of Directors.

   Distributions on any series of preferred stock, if cumulative, will be cumulative from and after the date set forth in the applicable prospectus supplement. If the Board of Directors fails to declare a distribution payable on a distribution payment date on any series of the preferred stock for which distributions are non-cumulative, then the holders of such series of preferred stock will have no right to receive a distribution in respect of the distribution period ending on such distribution payment date, and Host Marriott will have no obligation to pay the distribution accumulated for such period, whether or not distributions on such series are declared payable on any future distribution payment date.

   Unless otherwise specified in the applicable prospectus supplement, if any shares of preferred stock of any series are outstanding, no full distributions shall be declared or paid or set apart for payment on any shares of capital stock of Host Marriott of any other series ranking, as to distributions, on a parity with or junior to the shares of preferred stock of such series for any period unless full distributions, including any cumulative amount if applicable, have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the preferred stock of such series. When distributions are not paid in full, or a sum sufficient for such full payment is not so set apart, upon preferred stock of any series and the shares of any other series of preferred stock ranking on a parity as to distributions with the shares of preferred stock of such series, all distributions declared upon preferred stock of such series and any other series of preferred stock ranking on a parity as to distributions with such shares of preferred stock shall be declared pro rata so that the amount of distributions declared per share of preferred stock of such series and such other series of preferred stock shall in all cases bear to each other the same ratio that accumulated distributions per share on the preferred stock of such series and such other series of preferred stock, which shall not include any accumulation in respect of unpaid distributions for prior distribution periods if such shares of preferred stock do not have a cumulative distribution, bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on shares of preferred stock of such series which may be in arrears.

   Except as provided in the immediately preceding paragraph, unless full distributions, including any cumulative amount if applicable, on the shares of preferred stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current distribution period, then

  . no distributions, other than in common stock or other shares of capital stock ranking junior to the shares of preferred stock of such series as to distributions and upon liquidation, shall be declared or paid or set aside for payment or other distribution upon the common stock, or any other shares of capital stock of Host Marriott ranking junior to or on a parity with the shares of preferred stock of such series as to distributions or upon liquidation, and

  . no common stock, or any other shares of capital stock of Host Marriott ranking junior to or on a parity with the shares of preferred stock of such series as to distributions or upon liquidation shall be redeemed, purchased or otherwise acquired for any consideration or any money paid to or made available for a sinking fund for the redemption of any such shares, by Host Marriott, except by conversion into or exchange for other shares of capital stock of Host Marriott ranking junior to the shares of preferred stock of such series as to distributions and upon liquidation.

   If, for any taxable year, Host Marriott elects to designate as "capital gain dividends" any portion (the "Capital Gains Amount") of the dividends paid or made available for the year to holders of all classes of capital stock (the "Total Dividends"), then the portion of the Capital Gains Amount that will be allocable to the holders of preferred stock will be the Capital Gains Amount multiplied by a fraction, the numerator of which will be the total dividends paid or made available to the holders of the preferred stock for the year and the denominator of which shall be the Total Dividends.

Redemption

   If so provided in the applicable prospectus supplement, the preferred stock will be subject to mandatory redemption or redemption at the option of Host Marriott, in whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such prospectus supplement.

   The prospectus supplement relating to a series of preferred stock that is subject to mandatory redemption will specify the number of such shares of preferred stock that shall be redeemed by Host Marriott on the date(s) or during the period(s) to be specified, at a redemption price per share to be specified therein. Notwithstanding the foregoing, the holders of record of preferred stock at the close of business on a dividend record date will be entitled to receive the dividend payable on such preferred stock on the corresponding dividend payment date notwithstanding the redemption of such preferred stock after such record date and on or prior to such payment date, in which case the redemption price shall not include such dividend. The redemption price may be payable in cash or other property, as specified in the applicable prospectus supplement. If the redemption price for preferred stock of any series is payable only from the net proceeds of the issuance of shares of capital stock of Host Marriott, the terms of such preferred stock may provide that, if no such shares of capital stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such preferred stock shall automatically and mandatorily be converted into the applicable shares of capital stock of Host Marriott pursuant to conversion provisions specified in the applicable prospectus supplement.

   Notwithstanding the foregoing, unless full distributions, including any cumulative amount if applicable, on the shares of preferred stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current distribution period, then

  . no preferred stock of any series shall be redeemed unless all outstanding shares of preferred stock of such series are simultaneously redeemed provided, however, that the foregoing shall not prevent the redemption, purchase or acquisition of shares of preferred stock of such series to preserve the REIT status of Host Marriott or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding preferred stock of such series, and

  . Host Marriott shall not purchase or otherwise acquire directly or indirectly any shares of preferred stock of such series, except by conversion into or exchange for shares of capital stock of Host Marriott ranking junior to the preferred stock of such series as to distributions and upon liquidation; provided, however, that the foregoing shall not prevent the redemption, purchase or acquisition of shares of preferred stock of such series to assist in maintaining the REIT status of Host Marriott or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of preferred stock of such series.

   If fewer than all of the outstanding shares of preferred stock of any series are to be redeemed, the number of shares to be redeemed will be determined by Host Marriott and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held or for which redemption is requested by such holder or by lot in a manner determined by Host Marriott.

   Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of preferred stock of any series to be redeemed at the address shown on the stock transfer books of Host Marriott. Each notice shall state:

     (a) the redemption date;

     (b) the number and series of shares of preferred stock to be redeemed;

     (c) the place or places where certificates for such preferred stock are to be surrendered for payment of the redemption price;

     (d) that distributions on the shares to be redeemed will cease to accrue on such redemption date; and

     (e) the date upon which the holders' conversion rights, if any, as to such shares shall terminate.

   If fewer than all of the shares of preferred stock of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of shares of preferred stock to be redeemed from each such holder. If notice of redemption of any preferred stock has been given and if the funds necessary for such redemption have been set aside by Host Marriott in trust for the benefit of the holders of any preferred stock so called for redemption, then from and after the redemption date distributions will cease to accumulate on such preferred stock, and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

Liquidation Preference

   Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of Host Marriott, then, before any distribution or payment shall be made to the holders of any common stock or any other class or series of shares of capital stock of Host Marriott ranking junior to the preferred stock in the distribution of assets upon any liquidation, dissolution or winding up of Host Marriott, the holders of each series of preferred stock shall be entitled to receive out of assets of Host Marriott legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference set forth in the applicable prospectus supplement, plus an amount equal to all accumulated and unpaid distributions. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of shares of preferred stock will have no right or claim to any of the remaining assets of Host Marriott. If, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of Host Marriott are insufficient to pay the amount of the liquidating distributions on all outstanding shares of preferred stock and the corresponding amounts payable on all shares of other classes or series of shares of capital stock of Host Marriott ranking on a parity with the preferred stock in the distribution of assets, then the holders of the preferred stock and all other such classes or series of shares of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

   If liquidating distributions shall have been made in full to all holders of preferred stock, the remaining assets of Host Marriott shall be distributed among the holders of any other classes or series of shares of capital stock ranking junior to the preferred stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of Host Marriott with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of the property or business of Host Marriott, shall not be deemed to constitute a liquidation, dissolution or winding up of Host Marriott.

Voting Rights

   Holders of preferred stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable prospectus supplement.

   Whenever distributions on any shares of preferred stock shall be in arrears for six or more quarterly periods, whether or not consecutive:

  . the holders of such preferred stock, voting together as a single class with all other series of preferred stock upon which like voting rights have been conferred and are exercisable, will be entitled to vote for the election of two additional Directors of Host Marriott at a special meeting called by the holders of record of at least 10% of any series of preferred stock so in arrears, unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders, or at the next annual meeting of stockholders, and at each subsequent annual meeting and

  . such voting rights will continue until all distributions accumulated on a series of cumulative preferred stock for the past distribution periods and the then current distribution period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment or four consecutive quarterly distributions on a non-cumulative preferred series shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment.

   Unless provided otherwise for any series of preferred stock, so long as any shares of preferred stock remain outstanding, Host Marriott will not, without the affirmative vote or consent of the holders of at least two-thirds of each series of preferred stock outstanding at the time, given in person or by proxy, either in writing or at a meeting,

  . authorize or create, or increase the authorized or issued amount of, any class or series of shares of capital stock ranking senior to such series of preferred stock with respect to the payment of distributions or the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized shares of capital stock of Host Marriott into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or

  . amend, alter or repeal the provisions of Host Marriott's charter or the Articles Supplementary for such series of preferred stock, whether by merger, consolidation or otherwise (an "Event"), so as to materially and adversely affect any right, preference, privilege or voting power of such series of preferred stock or the holders thereof; provided, however, with respect to the occurrence of any Event, so long as the shares of preferred stock remain outstanding or are converted into like securities of the surviving entity, in each case with the terms thereof materially unchanged, taking into account that upon the occurrence of an Event, Host Marriott may not be the surviving entity and that the surviving entity may be a non-corporate entity, such as a limited liability company, limited partnership or business trust in which case the preferred stock would be converted into an equity interest, other than stock, having substantially equivalent terms, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers of holders of preferred stock; and provided further that any increase in the amount of the authorized preferred stock or any increase in the amount of authorized shares of such series or any other series of preferred stock, in each case ranking on a parity with or junior to the preferred stock of such series with respect to payment of distributions and the distribution of assets upon liquidation, dissolution or winding up of Host Marriott, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

   The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of preferred stock of such series shall have been converted or redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

Conversion Rights

   The terms and conditions, if any, upon which any series of preferred stock is convertible into common stock will be set forth in the applicable prospectus supplement relating thereto. Such terms will include the number of shares of common stock into which the shares of preferred stock are convertible, the conversion price or the manner of calculating the conversion price, the conversion date(s) or period(s), provisions as to whether conversion will be at the option of the holders of the preferred stock or Host Marriott, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such series of preferred stock.

Transfer Agent and Registrar

   The transfer agent and registrar for the preferred stock will be set forth in the applicable prospectus supplement.

                     RESTRICTIONS ON OWNERSHIP AND TRANSFER

   For Host Marriott to qualify as a REIT under the Internal Revenue Code, no more than 50% in value of its outstanding shares of stock may be owned, actually or constructively, by five or fewer individuals, as defined in the Internal Revenue Code to include certain entities

  . during the last half of a taxable year other than the first year for which an election to be treated as a REIT has been made or

  . during a proportionate part of a shorter taxable year.

   In addition, if Host Marriott, or one or more owners of 10% or more of Host Marriott, actually or constructively owns 10% or more of a tenant of Host Marriott or a tenant of any partnership in which Host Marriott is a partner, the rent received by Host Marriott either directly or through any such partnership from such tenant will not be qualifying income for purposes of the REIT gross income tests of the Internal Revenue Code. A REIT's shares also must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months or during a proportionate part of a shorter taxable year other than the first year for which an election to be treated as a REIT has been made.

   Primarily because the Board of Directors believes it is desirable for Host Marriott to qualify as a REIT, the Articles of Incorporation provide that, subject to certain exceptions, no person or persons acting as a group may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, more than

  . 9.8% of the lesser of the number or value of shares of common stock outstanding or

  . 9.8% of the lesser of the number or value of the issued and outstanding preferred or other shares of any class or series of Host Marriott's stock.

   The foregoing are subject to

  . an exception for a holder of shares of common stock solely by reason of the Merger in excess of the ownership limit so long as such holder would not own, directly or by attribution under the Internal Revenue Code, more than 9.9% by value of the outstanding capital stock of Host Marriott as of December 30, 1998, and

  . a limitation on the application of the "group" limitation, but no other element of the ownership limit, to any "group" that otherwise would exceed the ownership limit at the effective time of the Merger solely by reason of its status as a "group."

   The ownership limit prohibits Marriott International and its subsidiaries and affiliates, including members of the Marriott family, from collectively owning shares of capital stock in excess of the ownership limit, but the Board of Directors will grant an exception that will permit Marriott International to exercise its right to purchase up to 20% of each class of Host Marriott's voting stock in connection with a change in control of Host Marriott, but only in the event that

  . Marriott International and its subsidiaries and affiliates, including members of the Marriott family, do not own at such time or thereafter, directly and by attribution, 10% or more of Crestline or any of the lessees and

  . such ownership of Host Marriott's shares would not cause Host Marriot, L.P. to be considered to own, directly or by attribution, 10% or more of Crestline or any of the lessees.

   The ownership attribution rules under the Internal Revenue Code are complex and may cause capital stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of the common stock or the acquisition or ownership of an interest in an entity that owns, actually or constructively, common stock, by an individual or entity could nevertheless cause that individual or entity, or another individual or entity, to own constructively in excess of 9.8% of the outstanding common stock and thus subject such common stock to the remedy provision under the ownership limit. The Board of Directors may grant an exemption from the ownership limit with respect to one or more persons who would not be treated as "individuals" for purposes of the Internal Revenue Code if it is satisfied, based upon an opinion of counsel and such other evidence as is satisfactory to the Board of Directors in its sole discretion, that

  . such ownership will not cause a person who is an individual to be treated as owning capital stock in excess of the ownership limit, applying the applicable constructive ownership rules, and

  . will not otherwise jeopardize Host Marriott's status as a REIT by, for example, causing any tenant of Host Marriott, L.P., including Crestline and the lessees, to be considered a "related party tenant" for purposes of the REIT qualification rules.

   As a condition of such waiver, the Board of Directors may require undertakings or representations from the applicant with respect to preserving the REIT status of Host Marriott.

   The Board of Directors will have the authority to increase the ownership limit from time to time, but will not have the authority to do so to the extent that after giving effect to such increase, five beneficial owners of capital stock could beneficially own in the aggregate more than 49.5% of the outstanding capital stock.

   The Articles of Incorporation further prohibit

  . any person from actually or constructively owning shares of beneficial interest of Host Marriott that would result in Host Marriott being "closely held" under Section 856(h) of the Internal Revenue Code or otherwise cause Host Marriott to fail to qualify as a REIT and

  . any person from transferring shares of Host Marriott's capital stock if such transfer would result in shares of Host Marriott's capital stock being owned by fewer than 100 persons.

   Any person who acquires or attempts or intends to acquire actual or constructive ownership of shares of Host Marriott's capital stock that will or may violate any of the foregoing restrictions on transferability and ownership is required to give notice immediately to Host Marriott and provide Host Marriott with such other information as Host Marriott may request in order to determine the effect of such transfer on Host Marriott's status as a REIT.

   If any purported transfer of shares of Host Marriott's capital stock or any other event would otherwise result in any person violating the ownership limit or the other restrictions in the Articles of Incorporation, then any such purported transfer will be void and of no force or effect with respect to the purported transferee (the "Prohibited Transferee") as to that number of shares that exceeds the ownership limit (referred to as "excess shares") and

  . the Prohibited Transferee shall acquire no right or interest in such excess shares and

  . in the case of any event other than a purported transfer, the person or entity holding record title to any such shares in excess of the ownership limit (the "Prohibited Owner") shall cease to own any right or interest in such excess shares.

   Any such excess shares described above will be transferred automatically, by operation of law, to a trust, the beneficiary of which will be a qualified charitable organization selected by Host Marriott (the "Beneficiary"). Such automatic transfer shall be deemed to be effective as of the close of business on the business day prior to the date of such violating transfer. Within 20 days of receiving notice from Host Marriott of the transfer of shares to the trust, the trustee of the trust, who shall be designated by Host Marriott and be unaffiliated with Host Marriott and any Prohibited Transferee or Prohibited Owner, will be required to sell such excess shares to a person or entity who could own such shares without violating the ownership limit, and distribute to the Prohibited Transferee an amount equal to the lesser of the price paid by the Prohibited Transferee for such excess shares or the sales proceeds received by the trust for such excess shares. In the case of any excess shares resulting from any event other than a transfer, or from a transfer for no consideration, such as a gift, the trustee will be required to sell such excess shares to a qualified person or entity and distribute to the Prohibited Owner an amount equal to the lesser of the fair market value of such excess shares as of the date of such event or the sales proceeds received by the trust for such excess shares. In either case, any proceeds in excess of the amount distributable to the Prohibited Transferee or Prohibited Owner, as applicable, will be distributed to the Beneficiary. Prior to a sale of any such excess shares by the trust, the trustee will be entitled to receive, in trust for the Beneficiary, all dividends and other distributions paid by Host Marriott with respect to such excess shares, and also will be entitled to exercise all voting rights with respect to such excess shares. Subject to Maryland law, effective as of the date that such shares have been transferred to the trust, the trustee shall have the authority to rescind as void any vote cast by a Prohibited Transferee prior to the discovery by Host Marriott that such shares have been transferred to the trust and to recast such vote in accordance with the desires of the trustee acting for the benefit of the Beneficiary.

   However, if Host Marriott has already taken irreversible corporate action, then the trustee shall not have the authority to rescind and recast such vote. Any dividend or other distribution paid to the Prohibited Transferee or Prohibited Owner, prior to the discovery by Host Marriott that such shares had been automatically transferred to a trust as described above, will be required to be repaid to the trustee upon demand for distribution to the Beneficiary. If the transfer to the trust as described above is not automatically effective to prevent violation of the ownership limit, then the Articles of Incorporation provides that the transfer of the excess shares will be void.

   In addition, shares of Host Marriott's stock held in the trust shall be deemed to have been offered for sale to Host Marriott, or its designee, at a price per share equal to the lesser of the price per share in the transaction that resulted in such transfer to the trust or, in the case of a devise or gift, the market value at the time of such devise or gift and the market value of such shares on the date Host Marriott, or its designee, accepts such offer. Host Marriott will have the right to accept such offer until the trustee has sold the shares held in the trust. Upon such a sale to Host Marriott, the interest of the Beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the Prohibited Owner.

   The foregoing restrictions on transferability and ownership will not apply if the Board of Directors determines that it is no longer in the best interests of Host Marriott to attempt to qualify, or to continue to qualify, as a REIT.

   All certificates representing shares of Host Marriott's capital stock will bear a legend referring to the restrictions described above.

   All persons who own, directly or by virtue of the attribution provisions of the Internal Revenue Code, more than 5%, or such other percentage between 1/2 of 1% and 5% as provided in the rules and regulations under the Internal Revenue Code, of the lesser of the number or value of the outstanding shares of Host Marriott's capital stock must give a written notice to Host Marriott within 30 days after the end of each taxable year. In addition, each stockholder will, upon demand, be required to disclose to Host Marriott in writing such information with respect to the direct, indirect and constructive ownership of shares of Host Marriott's capital stock as the Board of Directors deems reasonably necessary to comply with the provisions of the Internal Revenue Code applicable to a REIT, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

   These ownership limitations could have the effect of delaying, deferring or preventing a takeover or other transaction in which holders of some, or a majority, of the common stock might receive a premium for their common stock over the then prevailing market price or which such holders might believe to be otherwise in their best interest.

                        DESCRIPTION OF DEPOSITARY SHARES

General

   Host Marriott may issue depositary receipts for depositary shares, each of which will represent a fractional interest of a share of a particular series of preferred stock, as specified in the applicable prospectus supplement. Shares of preferred stock of each series represented by depositary shares will be deposited under a separate Deposit Agreement among Host Marriott and the depositary named therein. Subject to the terms of the Deposit Agreement, each owner of a depositary receipt will be entitled, in proportion to the fractional interest of a share of a particular series of preferred stock represented by the depositary shares evidenced by such depositary receipt, to all the rights and preferences of the preferred stock represented by such depositary shares, including dividend, voting, conversion, redemption and liquidation rights.

   The depositary shares will be evidenced by depositary receipts issued pursuant to the applicable Deposit Agreement. Immediately following the issuance and delivery of the preferred stock by Host Marriott to the depositary, Host Marriott will cause the depositary to issue, on behalf of Host Marriott, the depositary receipts. Copies of the applicable form of Deposit Agreement and depositary receipt may be obtained from Host Marriott upon request, and the statements made hereunder relating to the Deposit Agreement and the depositary receipts to be issued thereunder are summaries of certain provisions thereof and do not purport to be complete and are subject to, and qualified in their entirety by reference to, all of the provisions of the applicable Deposit Agreement and related depositary receipts.

Dividends and Other Distributions

   The depositary will distribute all cash dividends or other cash distributions received in respect of the preferred stock to the record holders of depositary receipts evidencing the related depositary shares in proportion to the number of such depositary receipts owned by such holders, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the depositary.

   In the event of a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary receipts entitled thereto, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the depositary, unless the depositary determines that it is not feasible to make such distribution, in which case the depositary may, with the approval of Host Marriott, sell such property and distribute the net proceeds from such sale to such holders.

   No distribution will be made in respect of any depositary share to the extent that it represents any preferred stock converted into other securities.

Withdrawal of Stock

   Upon surrender of the depositary receipts at the corporate trust office of the depositary (unless the related depositary shares have previously been called for redemption or converted into other securities), the holders thereof will be entitled to delivery at such office, to or upon such holder's order, of the number of whole or fractional shares of the preferred stock and any money or other property represented by the depositary shares evidenced by such depositary receipts. Holders of depositary receipts will be entitled to receive whole or fractional shares of the related preferred stock on the basis of the proportion of preferred stock represented by such depositary share as specified in the applicable prospectus supplement, but holders of such shares of preferred stock will not thereafter be entitled to receive depositary shares therefor. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of shares of preferred stock to be withdrawn, the depositary will deliver to such holder at the same time a new depositary receipt evidencing such excess number of depositary shares.

Redemption of Depositary Shares

   Whenever Host Marriott redeems shares of preferred stock held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing shares of the preferred stock so redeemed, provided Host Marriott shall have paid in full to the depositary the redemption price of the preferred stock to be redeemed plus an amount equal to any accrued and unpaid dividends thereon to the date fixed for redemption. The redemption price per depositary share will be equal to the corresponding proportion of the redemption price and any other amounts per share payable with respect to the preferred stock. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional depositary shares) or by any other equitable method determined by Host Marriott.

   From and after the date fixed for redemption, all dividends in respect of the shares of preferred stock so called for redemption will cease to accrue, the depositary shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the depositary receipts evidencing the depositary shares so called for redemption will cease, except the right to receive any moneys payable upon such redemption and any money or other property to which the holders of such depositary receipts were entitled upon such redemption and surrender thereof to the depositary.

Voting of the Preferred Stock

   Upon receipt of notice of any meeting at which the holders of the preferred stock are entitled to vote, the depositary will mail the information contained in such notice of meeting to the record holders of the depositary receipts evidencing the depositary shares which represent such preferred stock. Each record holder of depositary receipts evidencing depositary shares on the record date, which will be the same date as the record date for the preferred stock, will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of preferred stock represented by such holder's depositary shares. The depositary will vote the amount of preferred stock represented by such depositary shares in accordance with such instructions, and Host Marriott will agree to take all reasonable action which may be deemed necessary by the depositary in order to enable the depositary to do so. The depositary will abstain from voting the amount of preferred stock represented by such depositary shares to the extent it does not receive specific instructions from the holders of depositary receipts evidencing such depositary shares. The depositary shall not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any such vote made, as long as such action or non-action is in good faith and does not result from negligence or willful misconduct of the depositary.

Liquidation Preference

   In the event of the liquidation, dissolution or winding up of Host Marriott, whether voluntary or involuntary, the holders of each depositary receipt will be entitled to the fraction of the liquidation preference accorded each share of preferred stock represented by the depositary shares evidenced by such depositary receipt, as set forth in the applicable prospectus supplement.

Conversion of Preferred Stock

   The depositary shares, as such, are not convertible into common stock or any other securities or property of Host Marriott. Nevertheless, if so specified in the applicable prospectus supplement relating to an offering of depositary shares, the depositary receipts may be surrendered by holders thereof to the depositary with written instructions to the depositary to instruct Host Marriott to cause conversion of the preferred stock represented by the depositary shares evidenced by such depositary receipts into whole shares of common stock, other shares of preferred stock of Host Marriott or other shares of stock, and Host Marriott has agreed that upon receipt of such instructions and any amounts payable in respect thereof, it will cause the conversion thereof utilizing the same procedures as those provided for delivery of preferred stock to effect such conversion. If the depositary shares evidenced by a depositary receipt are to be converted in part only, a new depositary receipt or receipts will be issued for any depositary shares not to be converted. No fractional shares of common stock will be issued upon conversion, and if such conversion would result in a fractional share being issued, an amount will be paid in cash by Host Marriott equal to the value of the fractional interest based upon the closing price of the common stock on the last business day prior to the conversion.

Amendment and Termination of the Deposit Agreement

   The form of depositary receipt evidencing the depositary shares which represent the preferred stock and any provision of the Deposit Agreement may at any time be amended by agreement between Host Marriott and the depositary. However, any amendment that materially and adversely alters the rights of the holders of depositary receipts or that would be materially and adversely inconsistent with the rights granted to the holders of the related preferred stock will not be effective unless such amendment has been approved by the existing holders of at least 66% of the depositary shares evidenced by the depositary receipts then outstanding. No amendment shall impair the right, subject to certain exceptions in the Deposit Agreement, of any holder of depositary receipts to surrender any depositary receipt with instructions to deliver to the holder the related preferred stock and all money and other property, if any, represented thereby, except in order to comply with law. Every holder of an outstanding depositary receipt at the time any such amendment becomes effective shall be deemed, by continuing to hold such receipt, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby.

   The Deposit Agreement may be terminated by Host Marriott upon not less than 30 days prior written notice to the depositary if a majority of each series of preferred stock affected by such termination consents to such termination, whereupon the depositary shall deliver or make available to each holder of Depositary Receipts, upon surrender of the depositary receipts held by such holder, such number of whole or fractional shares of preferred stock as are represented by the depositary shares evidenced by such depositary receipts together with any other property held by the depositary with respect to such depositary receipt. In addition, the Deposit Agreement will automatically terminate if

  . all outstanding depositary shares shall have been redeemed,

  . there shall have been a final distribution in respect of the related preferred stock in connection with any liquidation, dissolution or winding up of Host Marriott and such distribution shall have been distributed to the holders of depositary receipts evidencing the depositary shares representing such preferred stock or

  . each share of the related preferred stock shall have been converted into securities of Host Marriott not so represented by depositary shares.

Charges of Preferred Stock Depositary

   Host Marriott will pay all transfer and other taxes and governmental charges arising solely from the existence of the Deposit Agreement. In addition, Host Marriott will pay the fees and expenses of the depositary in connection with the performance of its duties under the Deposit Agreement. However, holders of depositary receipts will pay the fees and expenses of the depositary for any duties requested by such holders to be performed which are outside of those expressly provided for in the Deposit Agreement.

Resignation and Removal of Depositary

   The depositary may resign at any time by delivering to Host Marriott notice of its election to do so, and Host Marriott may at any time remove the depositary, any such resignation or removal to take effect upon the appointment of a successor depositary. A successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

Miscellaneous

   The depositary will forward to holders of depositary receipts any reports and communications from Host Marriott which are received by the depositary with respect to the related preferred stock.

   Neither the depositary nor Host Marriott will be liable if it is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under the Deposit Agreement. The obligations of Host Marriott and the depositary under the Deposit Agreement will be limited to performing their duties thereunder in good faith and without negligence, in the case of any action or inaction in the voting of preferred stock represented by the depositary shares, gross negligence or willful misconduct, and Host Marriott and the depositary will not be obligated to prosecute or defend any legal proceeding in respect of any depositary receipts, depositary shares or shares of preferred stock represented thereby unless satisfactory indemnity is furnished. Host Marriott and the depositary may rely on written advice of counsel or accountants, or information provided by persons presenting shares of preferred stock represented thereby for deposit, holders of depositary receipts or other persons believed in good faith to be competent to give such information, and on documents believed in good faith to be genuine and signed by a proper party.

   In the event the depositary shall receive conflicting claims, requests or instructions from any holders of depositary receipts, on the one hand, and Host Marriott, on the other hand, the depositary shall be entitled to act on such claims, requests or instructions received from Host Marriott.

                            DESCRIPTION OF WARRANTS

General

   Host Marriott may issue warrants to purchase preferred stock, depositary shares or common stock. Warrants may be issued independently or together with any offered securities and may be attached to or separate from such offered securities. The warrants are to be issued under Warrant Agreements to be entered into between Host Marriott and a bank or trust company, as warrant agent, all as shall be set forth in the prospectus supplement relating to the warrants being offered pursuant thereto. The warrant agent will act solely as an agent of Host Marriott in connection with the warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

   The applicable prospectus supplement will describe the following terms of warrants in respect of which this prospectus is being delivered:

     (i) the title of such warrants;

     (ii) the securities for which such warrants are exercisable;

     (iii) the price or prices at which such warrants will be issued;

     (iv) the number of such warrants issued with each share of preferred stock or common stock;

     (v) any provisions for adjustment of the number or amount of shares of preferred stock or common stock receivable upon exercise of such warrants or the exercise price of such warrants;

     (vi) if applicable, the date on and after which such warrants and the related preferred stock or common stock will be separately transferable;

     (vii) if applicable, a discussion of the material United States federal income tax considerations applicable to the exercise of such warrants;

     (viii) any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants;

     (ix) the date on which the right to exercise such warrants shall commence, and the date on which such right shall expire; and

     (x) the maximum or minimum number of such warrants which may be exercised at any time.

Exercise of Warrants

   Each warrant will entitle the holder of warrants to purchase for cash such amount of shares of preferred stock, shares of common stock or depositary shares at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the prospectus supplement relating to the warrants offered thereby. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the prospectus supplement relating to the warrants offered thereby. After the close of business on the expiration date, unexercised warrants will become void.

   Warrants may be exercised as set forth in the prospectus supplement relating to the warrants offered thereby. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, Host Marriott will, as soon as practicable, forward the shares of preferred stock, shares of common stock or depositary shares purchasable upon such exercise. If less than all of the warrants represented by such warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

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

                       DESCRIPTION OF SUBSCRIPTION RIGHTS

General

   Host Marriott may issue subscription rights to purchase common stock, preferred stock, depositary shares or warrants to purchase preferred stock or common stock. Subscription rights may be issued independently or together with any other offered security and may or may not be transferable by the purchaser receiving the subscription rights. In connection with any subscription rights offering to Host Marriott's stockholders, Host Marriott may enter into a standby underwriting arrangement with one or more underwriters pursuant to which such underwriter will purchase any offered securities remaining unsubscribed for after such subscription rights offering. In connection with a subscription rights offering to Host Marriott's stockholders, certificates evidencing the subscription rights and a prospectus supplement will be distributed to Host Marriott's stockholders on the record date for receiving subscription rights in such subscription rights offering set by Host Marriott.

   The applicable prospectus supplement will describe the following terms of subscription rights in respect of which this prospectus is being delivered:

     (i) the title of such subscription rights;

     (ii) the securities for which such subscription rights are exercisable;

     (iii) the exercise price for such subscription rights;

     (iv) the number of such subscription rights issued to each stockholder;

     (v) the extent to which such subscription rights are transferable;

     (vi) if applicable, a discussion of the material United States federal income tax considerations applicable to the issuance or exercise of such subscription rights;

     (vii) any other terms of such subscription rights, including terms, procedures and limitations relating to the exchange and exercise of such subscription rights;

     (viii) the date on which the right to exercise such subscription rights shall commence, and the date on which such right shall expire.

     (ix) the extent to which such subscription rights includes an over-subscription privilege with respect to unsubscribed securities.

     (x) if applicable, the material terms of any standby underwriting arrangement entered into by Host Marriott in connection with the subscription rights offering.

Exercise of Subscription Rights

   Each subscription right will entitle the holder of subscription rights to purchase for cash such principal amount of shares of preferred stock, depository shares, common stock, warrants or any combination thereof, at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the prospectus supplement relating to the subscription rights offered thereby. Subscription rights may be exercised at any time up to the close of business on the expiration date for such subscription rights set forth in the prospectus supplement. After the close of business on the expiration date, all unexercised subscription rights will become void.

   Subscription rights may be exercised as set forth in the prospectus supplement relating to the subscription rights offered thereby. Upon receipt of payment and the subscription rights certificate properly completed and duly executed at the corporate trust office of the subscription rights agent or any other office indicated in the prospectus supplement, Host Marriott will, as soon as practicable, forward the shares of preferred stock or common stock, depository shares or warrants purchasable upon such exercise. In the event that not all of the subscription rights issued in any offering are exercised, Host Marriott may determine to offer any unsubscribed

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

offered securities directly to persons other than stockholders, to or through agents, underwriters or dealers or through a combination of such methods, including pursuant to standby underwriting arrangements, as set forth in the applicable prospectus supplement.

                       FEDERAL INCOME TAX CONSIDERATIONS

Introduction

   The following discussion summarizes the federal income tax considerations reasonably anticipated to be material to a stockholder in connection with the purchase, ownership and disposition of common stock. The applicable prospectus supplement will contain information about additional federal income tax considerations, if any, relating to particular offerings. The following discussion is intended to address only those federal income tax consequences that are generally relevant to all stockholders. Accordingly, it does not discuss all aspects of federal income taxation that might be relevant to a specific stockholder in light of his particular investment or tax circumstances. Therefore, it is imperative that a stockholder review the following discussion and consult with his own tax advisors to determine the interaction of his individual tax situation with the tax considerations associated with the purchase, ownership and disposition of common stock.

   The following discussion provides general information only, is not exhaustive of all possible tax considerations and is not tax advice. For example, this summary does not give a detailed description of any state, local or foreign tax considerations. In addition, the discussion does not purport to deal with all aspects of taxation that may be relevant to a stockholder subject to special treatment under the federal income tax laws, including, without limitation, insurance companies, financial institutions or broker-dealers, tax-exempt organizations or foreign corporations and persons who are not citizens or residents of the United States.

   The information in this section is based on the Internal Revenue Code, current, temporary and proposed regulations thereunder, the legislative history of the Internal Revenue Code, current administrative interpretations and practices of the IRS, including its practices and policies as endorsed in private letter rulings, which are not binding on the IRS, and court decisions, all as of the date hereof. No assurance can be given that future legislation, regulations, administrative interpretations and court decisions will not significantly change the current law or adversely affect existing interpretations of current law. Any such change could apply retroactively to transactions preceding the date of the change. No assurance can be provided that the statements set forth herein will not be challenged by the IRS or will be sustained by a court if so challenged.

   Hogan & Hartson has given Host Marriott an opinion to the effect that the discussion herein under the heading "Federal Income Tax Considerations," to the extent that it contains descriptions of applicable federal income tax law, is correct in all material respects. The opinion, however, does not purport to address the actual tax consequences of the purchase, ownership and disposition of common stock to any particular stockholder. The opinion is based on the Internal Revenue Code and regulations in effect on the date hereof, current administrative interpretations and positions of the IRS and existing court decisions. No assurance can be given that future legislation, regulations, administrative interpretations and court decisions will not significantly change the law on which the above opinion is based. Any such change could adversely affect the opinion. In addition, any such change could apply retroactively. Moreover, opinions of counsel merely represent counsel's best judgment with respect to the probable outcome on the merits and are not binding on the IRS or the courts. Accordingly, even if there is no change in applicable law, no assurance can be provided that such opinion, which does not bind the IRS or the courts, will not be challenged by the IRS or will be sustained by a court if so challenged.

   The specific tax attributes of a particular stockholder could have a material impact on the tax considerations associated with the purchase, ownership and disposition of common stock. Therefore, it is essential that each prospective stockholder consult with his own tax advisors with regard to the application of the federal income tax laws to such stockholder's personal tax situation, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

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

Federal Income Taxation of Host Marriott

   General. Host Marriott plans to make an election to be taxed as a REIT under Sections 856 through 859 of the Internal Revenue Code, effective for the taxable year beginning January 1, 1999. Host Marriott intends that, commencing with such year, it will be organized and will operate in such a manner as to qualify for taxation as a REIT, but no assurance can be given that it in fact will qualify or remain qualified as a REIT.

   The sections of the Internal Revenue Code and the corresponding regulations that govern the federal income tax treatment of a REIT and its stockholders are highly technical and complex. The following discussion is a summary of the material aspects of these rules, which is qualified in its entirety by the applicable Internal Revenue Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof.

   Hogan & Hartson has provided to Host Marriott an opinion to the effect that Host Marriott will be organized in conformity with the requirements for qualification as a REIT, and, beginning in 1999, its proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT under the Internal Revenue Code. It must be emphasized that this opinion is conditioned upon certain assumptions and representations made by Host Marriott and Host Marriott, L.P. as to factual matters relating to the organization and operation of Host Marriott and its subsidiaries, Host Marriott, L.P. and its subsidiaries, the non-controlled subsidiaries, the Host Employee/Charitable Trust and Crestline and its subsidiaries, including the economic and other terms of each lease and the expectations of Host Marriott and the lessees with respect thereto. This opinion also is based on the timely completion of all of the transactions comprising the REIT conversion, which are described in detail in certain documents that are incorporated by reference into this prospectus. See "Where You Can Find More Information." This generally means that all of the transactions are completed prior to end of 1998, except for those transactions that clearly are contemplated to be completed afterward. In addition, this opinion is based upon the factual representations of Host Marriott concerning its business and properties as described in, or incorporated by reference into, this prospectus. Moreover, qualification and taxation as a REIT depends upon Host Marriott's ability to meet the various qualification tests imposed under the Internal Revenue Code discussed below. Hogan & Hartson will not review Host Marriott's operating results. Accordingly, no assurance can be given that the actual results of Host Marriott's operations for any particular taxable year will satisfy such requirements. Further, the anticipated income tax treatment described below may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time. See "--Failure of Host Marriott to Qualify as a REIT" below.

   If Host Marriott qualifies for taxation as a REIT, it generally will not be subject to federal corporate income taxes on its net income that it currently distributes to its stockholders. This treatment substantially eliminates the "double taxation" at the corporate and stockholder levels that generally results from an investment in a regular corporation. However, Host Marriott will be subject to federal income tax as follows:

     1. Host Marriott will be taxed at regular corporate rates on any undistributed "REIT taxable income," including undistributed net capital gains; provided, however, that properly designated undistributed capital gains will effectively avoid taxation at the stockholder level. A REIT's "REIT taxable income" is the otherwise taxable income of the REIT subject to certain adjustments, including a deduction for dividends paid.

     2. Under certain circumstances, Host Marriott may be subject to the "alternative minimum tax" on its items of tax preference.

     3. If Host Marriott has net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income.

     4. Host Marriott's net income from "prohibited transactions" will be subject to a 100% tax. In general, "prohibited transactions" are certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property.

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

     5. If Host Marriott fails to satisfy the 75% gross income test or the 95% gross income test discussed below, but nonetheless maintains its qualification as a REIT because certain other requirements are met, it will be subject to a tax equal to (1) the gross income attributable to the greater of the amount by which Host Marriott fails the 75% or 95% test multiplied by (2) a fraction intended to reflect its profitability.

     6. If Host Marriott fails to distribute during each calendar year at least the sum of (1) 85% of its REIT ordinary income for such year, (2) 95% of its REIT capital gain net income for such year and (3) any undistributed taxable income from prior periods, Host Marriott will be subject to a 4% excise tax on the excess of such required distribution over the sum of amounts actually distributed and amounts retained but with respect to which federal income tax was paid.

     7. If Host Marriott acquires any asset from a taxable "C" corporation in a transaction in which the basis of the asset in the hands of Host Marriott is determined by reference to the basis of the asset in the hands of the "C" corporation, and Host Marriott recognizes gain on the disposition of such asset during the ten-year period beginning on the date on which such asset was acquired by Host Marriott (the "Recognition Period"), then, to the extent of the asset's "built-in gain," such gain will be subject to tax at the highest regular corporate rate applicable. Built-in gain is the excess of the fair market value of an asset over Host Marriott's adjusted basis in the asset, determined when Host Marriott acquired the asset.

   Host Marriott owns an indirect interest in appreciated assets that its predecessors held before the REIT conversion. Such appreciated assets have a "carryover" basis and thus have built-in gain with respect to Host Marriott. If such appreciated property is sold within the ten-year period following the REIT conversion, Host Marriott generally will be subject to regular corporate tax on that gain to the extent of the built-in gain in that property at the time of the REIT conversion. The total amount of gain on which Host Marriott can be taxed is limited to the excess of the aggregate fair market value of its assets on January 1, 1999 over the adjusted tax bases of those assets at that time. This tax could be very material, however, and may result in the Host Marriott, L.P. and Host Marriott seeking to avoid a taxable disposition of any significant asset owned by the Host Predecessors at the time of the REIT conversion for the ten taxable years following the REIT conversion even though such disposition might otherwise be in the best interests of Host Marriott.

   Notwithstanding Host Marriott's status as a REIT, it is likely that substantial deferred liabilities of its predecessors will be recognized over the next ten years. Deferred liabilities include, but are not limited to, tax liabilities attributable to built-in gain assets and deferred tax liabilities attributable to taxable income for which neither Host Marriott nor Host Marriott, L.P. will receive corresponding cash. In addition, the IRS could assert substantial additional liabilities for taxes against Host Marriott's predecessors for taxable years prior to the time Host Marriott qualifies as a REIT. Under the terms of the REIT conversion and the partnership agreement of Host Marriott, L.P., Host Marriott, L.P. will be responsible for paying, or reimbursing Host Marriott for the payment of all such tax liabilities as well as any other liabilities, including contingent liabilities and liabilities attributable to litigation that Host Marriott may incur, whether such liabilities are incurred by reason of activities prior to the REIT conversion or activities subsequent thereto.

   Host Marriott, L.P. will pay, or reimburse Host Marriott for the payment of all taxes incurred by Host Marriott, except for taxes imposed on Host Marriott by reason of its failure to qualify as a REIT or to distribute to its stockholders an amount equal to its "REIT taxable income," including net capital gains. This obligation by Host Marriott, L.P. includes any federal corporate income tax imposed on built-in gain.

   Requirements for Qualification. The Internal Revenue Code defines a REIT as a corporation, trust or association

  (1) which is managed by one or more directors or trustees;

  (2) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

  (3) which would be taxable as a domestic corporation, but for Sections 856 through 859 of the Internal Revenue Code;

  (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Internal Revenue Code;

  (5) the beneficial ownership of which is held by 100 or more persons;

  (6) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities); and

  (7) which meets certain other tests, described below, regarding the nature of its income and assets.

   Conditions (1) to (4), inclusive, must be met during the entire taxable year and condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. Conditions (5) and (6) will not apply until after the first taxable year for which Host Marriott makes the election to be taxed as a REIT. For purposes of conditions (5) and (6), pension funds and certain other tax-exempt entities are treated as individuals, subject to a "look-through" exception in the case of condition (6). Compliance with condition (5) shall be determined by disregarding the ownership of Host Marriott shares by any person(s) who: (a) acquired such shares as a gift or bequest or pursuant to a legal separation or divorce; (b) is the estate of any person making such transfer to the estate; or (c) is a company established exclusively for the benefit of (or wholly owned by) either the person making such transfer or a person described in (a) or (b).

   In connection with condition (6), Host Marriott is required to send annual letters to its stockholders requesting information regarding the actual ownership of its shares. If Host Marriott complies with this requirement, and it does not know, or exercising reasonable diligence would not have known, whether it failed to meet condition (6), then it will be treated as having met condition (6). If Host Marriott fails to send such annual letters, it will be required to pay either a $25,000 penalty or, if the failure is intentional, a $50,000 penalty. The IRS may require Host Marriott, under those circumstances, to take further action to ascertain actual ownership of its shares, and failure to comply with such an additional requirement would result in an additional $25,000 (or $50,000) penalty. No penalty would be assessed in the first instance, however, if the failure to send the letters is due to reasonable cause and not to willful neglect.

   Host Marriott believes that it meets and will continue to meet conditions
(1) through (4). In addition, Host Marriott believes that it will have outstanding (commencing with its first taxable year as a REIT) common stock with sufficient diversity of ownership to allow it to satisfy conditions (5) and (6). With respect to condition (6), Host Marriott intends to comply with the requirement that it send annual letters to its stockholders requesting information regarding the actual ownership of its shares. In addition, the Host Marriott Articles of Incorporation contains an ownership limit, which is intended to assist Host Marriott in continuing to satisfy the share ownership requirements described in (5) and (6) above. See "Restrictions on Ownership and Transfer." The ownership limit, together with compliance with the annual stockholder letter requirement described above, however, may not ensure that Host Marriott will, in all cases, be able to satisfy the share ownership requirements described above. If Host Marriott fails to satisfy such share ownership requirements, Host Marriott will not qualify as a REIT. See "-- Failure of Host Marriott to Qualify as a REIT."

   A corporation may not elect to become a REIT unless its taxable year is the calendar year. Although Host Marriott previously had a 52-53 week year ending on the Friday closest to January 1, it adopted a calendar year taxable year in connection with the REIT conversion.

   Distribution of "Earnings and Profits" Attributable to "C" Corporation Taxable Years. A REIT cannot have at the end of any taxable year any undistributed earnings and profits ("E&P") that are attributable to a "C" corporation taxable year, which includes all undistributed E&P of Host Marriott's predecessors. Accordingly, Host Marriott has until December 31, 1999 to distribute such E&P. In connection with the REIT conversion, Host Marriott declared dividends intended to eliminate the substantial majority, if not all, of such E&P. To the extent, however, that any such E&P remains (the "Acquired Earnings"), Host Marriott is required to distribute such E&P prior to the end of 1999. Failure to do so would result in disqualification of Host

Marriott as a REIT at least for 1999. If Host Marriott should be so disqualified for 1999, subject to the satisfaction by Host Marriott of certain "deficiency dividend" procedures described below in "--Annual Distribution Requirements Applicable to REITs" and assuming that Host Marriott otherwise satisfies the requirements for qualification as a REIT, Host Marriott should qualify as a REIT for 2000 and thereafter. Host Marriott believes that the dividends it has already declared will be sufficient to distribute all of the Acquired Earnings as of December 31, 1999. However, there are substantial uncertainties relating to both the estimate of the Acquired Earnings, as described below, and the value of noncash consideration that Host Marriott has distributed or will distribute. Accordingly, there can be no assurance this requirement will be met.

   The estimated amount of the Acquired Earnings will be based on the allocated consolidated E&P of Host Marriott's predecessors accumulated from 1929 through and including 1998 and taking into account the allocation, as a matter of law, of 81% of Host Marriott's predecessors' accumulated E&P to Marriott International on October 8, 1993 in connection with the spin-off of Marriott International. The estimate was determined based on the available tax returns and certain assumptions with respect to both such returns and other matters. The calculation of the Acquired Earnings, however, depends upon a number of factual and legal interpretations related to the activities and operations of Host Marriott's predecessors during their entire corporate existence and is subject to review and challenge by the IRS. There can be no assurance that the IRS will not examine the tax returns of Host Marriott's predecessors and propose adjustments to increase their taxable income. The impact of such proposed adjustments, if any, may be material. If the IRS examines Host Marriott's calculation of its E&P, the IRS can consider all taxable years of Host Marriott's predecessors as open for review for purposes of such determination.

   Hogan & Hartson has expressed no opinion as to the amount of E&P of Host Marriott and Host Marriott's predecessors. Accordingly, for purposes of its opinion as to the qualification of Host Marriott as a REIT following the REIT conversion, Hogan & Hartson is relying upon a representation from Host Marriott that by the end of 1999 it will have eliminated all Acquired Earnings.

   Qualified REIT Subsidiary. If a REIT owns a corporate subsidiary that is a "qualified REIT subsidiary," that subsidiary will be disregarded for federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of the subsidiary will be treated as assets, liabilities and items of the REIT itself. Generally, a qualified REIT subsidiary is a corporation all of the capital stock of which is owned by one REIT. Host Marriott holds several qualified REIT subsidiaries that hold de minimis indirect interests in the partnerships that own hotels. These entities will not be subject to federal corporate income taxation, although they may be subject to state and local taxation in certain jurisdictions.

   Ownership of Partnership Interests by a REIT. A REIT which is a partner in a partnership will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership shall retain the same character in the hands of the REIT for purposes of Section 856 of the Internal Revenue Code, including satisfying the gross income tests and the asset tests. Thus, Host Marriott's proportionate share of the assets and items of income of Host Marriott, L.P., including Host Marriott, L.P.'s share of such items of any subsidiaries that are partnerships or LLCs, are treated as assets and items of income of Host Marriott for purposes of applying the requirements described herein. A summary of the rules governing the federal income taxation of partnerships and their partners is provided below in "--Tax Aspects of Ownership of Interests in Host Marriott, L.P." As the sole general partner of Host Marriott, L.P., Host Marriott has direct control over Host Marriott, L.P. and indirect control over the subsidiaries in which Host Marriott, L.P. or a subsidiary has a controlling interest. Host Marriott intends to operate these entities consistent with the requirements for qualification of Host Marriott as a REIT.

   Income Tests Applicable to REITs. In order to maintain qualification as a REIT, Host Marriott must satisfy two gross income requirements. First, at least 75% of Host Marriott's gross income, excluding gross income from "prohibited transactions," for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property, including "rents from real property" and, in certain circumstances, interest, or from certain types of temporary investments. Second, at least 95% of Host Marriott's gross income, excluding gross income from "prohibited transactions," for each taxable year must be derived from any combination of such real property investments, dividends, interest, certain hedging instruments and gain from the sale or disposition of stock or securities, including certain hedging instruments.

   Rents paid pursuant to Host Marriott's leases, together with dividends and interest received from the non-controlled subsidiaries, will constitute substantially all of the gross income of Host Marriott. Several conditions must be satisfied in order for rents received by Host Marriott, including the rents received pursuant to the leases, to qualify as "rents from real property." First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents received from a tenant will not qualify as "rents from real property" if Host Marriott, or an actual or constructive owner of 10% or more of Host Marriott, actually or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property."

   Finally, if Host Marriott operates or manages a property or furnishes or renders services to the tenants at the property other than through an independent contractor from whom Host Marriott derives no revenue, excluding for these purposes services "usually or customarily rendered" in connection with the rental of real property and not otherwise considered "rendered to the occupant," and the income derived from such services (the "Impermissible Service Income") exceeds one percent of the total amount received by Host Marriott with respect to the property, then no amount received by Host Marriott with respect to the property will qualify as "rents from real property." For these purposes, Impermissible Service Income cannot be less than 150% of the cost of providing the service. If the Impermissible Service Income is one percent or less of the total amount received by the REIT with respect to the property, then only the Impermissible Service Income will not qualify as "rents from real property." To the extent that services other than those customarily furnished or rendered in connection with the rental of real property are rendered to the tenants of the property by an independent contractor, the cost of the services must be borne by the independent contractor.

   Host Marriott, L.P. and each subsidiary that owns hotels have entered into leases with subsidiaries of Crestline, pursuant to which the hotels are leased for a term ranging generally from seven to ten years commencing on January 1, 1999. Each lease provides for thirteen payments per annum of a specified base rent plus, to the extent that it exceeds the base rent, additional rent which is calculated based upon the gross sales of the hotels subject to the lease, plus certain other amounts.

   Neither Host Marriott nor Host Marriott, L.P. intends to do any of the following:

  . provide any services to the lessees with respect to the operation of the hotels;

  . charge rent for any hotel that is based in whole or in part on the income or profits of any person, except for the Harbor Beach Resort, where the lease provides for rent based upon net profits, but which Host Marriott currently believes will not jeopardize Host Marriott's status as a REIT;

  . rent any hotel to a Related Party Tenant unless the Board of Directors determines in its discretion that the rent received from such Related Party Tenant is not material and will not jeopardize Host Marriott's status as a REIT; or

  . derive rental income attributable to personal property other than personal property leased in connection with the lease of real property, the amount of which is less than 15% of the total rent received under the lease, unless the Board of Directors determines in its discretion that the amount of such rent attributable to personal property is not material and will not jeopardize Host Marriott's status as a REIT.

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

   In order for the rent paid pursuant to the leases to constitute "rents from real property," the lessees must not be regarded as Related Party Tenants, and the leases must be respected as true leases for federal income tax purposes. Accordingly the lessee cannot be treated as service contracts, joint ventures or some other type of arrangement. A lessee will be regarded as a Related Party Tenant only if Host Marriott and/or one or more actual or constructive owners of 10% or more of Host Marriott, actually or constructively, own 10% or more of such lessee through an ownership interest in Crestline. In order to help preclude the lessees from being regarded as Related Party Tenants, the following organizational documents contain the following ownership limits:

  . the articles of incorporation of Crestline expressly prohibit any person or persons acting as a group, including Host Marriott and/or any 10% or greater stockholder of Host Marriott, from owning more than 9.8% of the lesser of the number or value of the shares of capital stock of Crestline;

  . the Host Marriott Articles of Incorporation expressly prohibits any person or persons acting as a group or entity from owning, actually and/or constructively, more than 9.8% of the lesser of the number or value of capital stock of Host Marriott (subject to a limited exception for a holder of shares of capital stock of Host Marriott solely by reason of the Merger in excess of the ownership limit so long as the holder thereof did not own, directly or by attribution under the Internal Revenue Code, more than 9.9% in value of the outstanding shares of capital stock of Host Marriott) or any other class or series of shares of Host Marriott; and

  . Host Marriott, L.P.'s partnership agreement expressly prohibits any person, or persons acting as a group, or entity, other than Host Marriott and an affiliate of the The Blackstone Group and a series of related funds controlled by Blackstone Real Estate Partners (the "Blackstone Entities"), from owning more than 4.9% by value of any class of interests in Host Marriott, L.P. Each of these prohibitions contains self-executing enforcement mechanisms. Assuming that these prohibitions are enforced at all times and no waivers thereto are granted, the lessees should not be regarded as Related Party Tenants.

   There can be no assurance, however, that these ownership restrictions will be enforced in accordance with their terms in all circumstances or otherwise will ensure that the lessees will not be regarded as Related Party Tenants.

   The determination of whether the leases are true leases depends upon an analysis of all the surrounding facts and circumstances. In making such a determination, courts have considered a variety of factors, including the following:

  .  the intent of the parties;

  .  the form of the agreement;

  . the degree of control over the property that is retained by the property owner (e.g., whether the lessee has substantial control over the operation of the property or whether the lessee was required simply to use its best efforts to perform its obligations under the agreement); and

  . the extent to which the property owner retains the risk of loss with respect to the property (e.g., whether the lessee bears the risk of increases in operating expenses or the risk of damage to the property) or the potential for economic gain (e.g., appreciation) with respect to the property.

   In addition, Section 7701(e) of the Internal Revenue Code provides that a contract that purports to be a service contract or a partnership agreement is treated instead as a lease of property if the contract is properly treated as such, taking into account all relevant factors. Since the determination of whether a service contract should be treated as a lease is inherently factual, the presence or absence of any single factor may not be dispositive in every case. Some of the relevant factors include whether:

  .  the service recipient is in physical possession of the property;

  .  the service recipient controls the property;

  . the service recipient has a significant economic or possessory interest in the property (e.g., the property's use is likely to be dedicated to the service recipient for a substantial portion of the useful

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

     life of the property, the recipient shares the risk that the property will decline in value, the recipient shares in any appreciation in the value of the property, the recipient shares in savings in the property's operating costs or the recipient bears the risk of damage to or loss of the property);

  . the service provider does not bear any risk of substantially diminished receipts or substantially increased expenditures if there is nonperformance under the contract;

  . the service provider does not use the property concurrently to provide significant services to entities unrelated to the service recipient; and

  . the total contract price does not substantially exceed the rental value of the property for the contract period.

   Host Marriott's leases have been structured with the intent to qualify as true leases for federal income tax purposes. For example, with respect to each lease:

  . Host Marriott, L.P. or the applicable subsidiary or other lessor entity and the lessee intend for their relationship to be that of a lessor and lessee and such relationship is documented by a lease agreement,

  . the lessee has the right to exclusive possession and use and quiet enjoyment of the hotels covered by the lease during the term of the lease,

  . the lessee bears the cost of, and will be responsible for, day-to-day maintenance and repair of the hotels other than the cost of certain capital expenditures, and will dictate through the hotel managers, who work for the lessees during the terms of the leases, how the hotels are operated and maintained,

  . the lessee bears all of the costs and expenses of operating the hotels, including the cost of any inventory used in their operation, during the term of the lease, other than the cost of certain furniture, fixtures and equipment, and certain capital expenditures,

  . the lessee benefits from any savings and bears the burdens of any increases in the costs of operating the hotels during the term of the lease,

  . in the event of damage or destruction to a hotel, the lessee is at economic risk because it will bear the economic burden of the loss in income from operation of the hotels subject to the right, in certain circumstances, to terminate the lease if the lessor does not restore the hotel to its prior condition,

  . the lessee has indemnified Host Marriott, L.P. or the applicable subsidiary against all liabilities imposed on Host Marriott, L.P. or the applicable subsidiary during the term of the lease by reason of (A) injury to persons or damage to property occurring at the hotels or (B) the lessee's use, management, maintenance or repair of the hotels,

  . the lessee is obligated to pay, at a minimum, substantial Base Rent for the period of use of the hotels under the lease,

  . the lessee stands to incur substantial losses or reap substantial gains depending on how successfully it, through the hotel managers, who work for the lessees during the terms of the leases, operates the hotels,

  . Host Marriott and Host Marriott, L.P. believe that each lessee reasonably expects to derive a meaningful profit, after expenses and taking into account the risks associated with the lease, from the operation of the hotels during the term of its leases, and

  . upon termination of each lease, the applicable hotel is expected to have a remaining useful life equal to at least 20% of its expected useful life on the date of the consummation of the REIT conversion, and a fair market value equal to at least 20% of its fair market value on the date of the consummation of the REIT conversion.

   If, however, the leases were recharacterized as service contracts or partnership agreements, rather than true leases, or disregarded altogether for tax purposes, all or part of the payments that Host Marriott, L.P. receives from the lessees would not be considered rent or would not otherwise satisfy the various requirements for qualification as "rents from real property." In that case, Host Marriott very likely would not be able to satisfy either the 75% or 95% gross income tests and, as a result, would lose its REIT status.

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

   As indicated above, "rents from real property" must not be based in whole or in part on the income or profits of any person. Payments made pursuant to Host Marriott's leases should qualify as "rents from real property" since they are based on either fixed dollar amounts or on specified percentages of gross sales fixed at the time the leases were entered into, except for the Harbor Beach Resort, which lease provides for rents based upon net profits. The foregoing assumes that the leases are not renegotiated during their term in a manner that has the effect of basing either the percentage rent or base rent on income or profits. The foregoing also assumes that the leases are not in reality used as a means of basing rent on income or profits. More generally, the rent payable under the leases will not qualify as "rents from real property" if, considering the leases and all the surrounding circumstances, the arrangement does not conform with normal business practice. Host Marriott intends that it will not renegotiate the percentages used to determine the percentage rent during the terms of the leases in a manner that has the effect of basing rent on income or profits. In addition, Host Marriott believes that the rental provisions and other terms of the leases conform with normal business practice and, other than the Harbor Beach Resort lease, were not intended to be used as a means of basing rent on income or profits. Furthermore, Host Marriott intends that, with respect to other properties that it acquires in the future, it will not charge rent for any property that is based in whole or in part on the income or profits of any person, except by reason of being based on a fixed percentage of gross revenues, as described above.

   Host Marriott leases certain items of personal property to the lessees in connection with its leases. Under the Internal Revenue Code, if a lease provides for the rental of both real and personal property and the portion of the rent attributable to personal property is 15% or less of the total rent due under the lease, then all rent paid pursuant to such lease qualifies as "rent from real property." If, however, a lease provides for the rental of both real and personal property, and the portion of the rent attributable to personal property exceeds 15% of the total rent due under the lease, then the portion of the rent that is attributable to personal property does not qualify as "rent from real property." The amount of rent attributable to personal property is that amount which bears the same ratio to total rent for the taxable year as the average of the adjusted tax bases of the personal property at the beginning and end of the year bears to the average of the aggregate adjusted tax bases of both the real and personal property at the beginning and end of such year. Host Marriott has represented that, with respect to each of its leases that includes a lease of items of personal property, the amount of rent attributable to personal property with respect to such lease, determined as set forth above, will not exceed 15% of the total rent due under the lease (except for a relatively small group of leases where the rent attributable to personal property, which would constitute non-qualifying income for purposes of the 75% and 95% gross income tests, would not be material relative to the overall gross income of Host Marriott). Each lease permits Host Marriott, L.P. to take certain measures, including requiring the lessee to purchase certain furniture, fixtures and equipment or to lease such property from a third party, including a non-controlled subsidiary, if necessary to ensure that all of the rent attributable to personal property with respect to such lease will qualify as "rent from real property." In order to protect Host Marriott's ability to qualify as a REIT, Host Marriott, L.P. sold substantial personal property associated with a number of hotels acquired in connection with the REIT conversion to a non-controlled subsidiary. The non-controlled subsidiary separately leases all such personal property directly to the applicable lessee and receives rental payments which Host Marriott believes represent the fair rental value of such personal property directly from the lessees. If such arrangements are not respected for federal income tax purposes, Host Marriott likely would not qualify as a REIT.

   If any of the hotels were to be operated directly by Host Marriott, L.P. or a subsidiary as a result of a default by a lessee under the applicable lease, such hotel would constitute foreclosure property until the close of the third tax year following the tax year in which it was acquired, or for up to an additional three years if an extension is granted by the IRS, provided that:

  (1) the operating entity conducts operations through an independent contractor, which might, but would not necessarily in all circumstances, include Marriott International and its subsidiaries, within 90 days after the date the hotel is acquired as the result of a default by a lessee,

  (2) the operating entity does not undertake any construction on the foreclosed property other than completion of improvements that were more than 10% complete before default became imminent, and

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

  (3) foreclosure was not regarded as foreseeable at the time the applicable partnership entered into such lease. For as long as any of these hotels constitute foreclosure property, the income from the hotels would be subject to tax at the maximum corporate rates, but it would qualify under the 75% and 95% gross income tests.

   However, if any of these hotels does not constitute foreclosure property at any time in the future, income earned from the disposition or operation of such property will not qualify under the 75% and 95% gross income tests.

   "Interest" generally will not qualify under the 75% or 95% gross income tests if it depends in whole or in part on the income or profits of any person. However, interest will not fail to so qualify solely by reason of being based upon a fixed percentage or percentages of receipts or sales. Host Marriott does not expect to derive significant amounts of interest that will not qualify under the 75% and 95% gross income tests.

   The non-controlled subsidiaries hold various assets, the ownership of which by Host Marriott, L.P. might jeopardize Host Marriott's status as a REIT. These assets primarily consist of partnership or other interests in hotels that are not leased, certain foreign hotels, and approximately $75 million in value of personal property associated with certain Hotels. Host Marriott, L.P. owns 100% of the nonvoting stock of each non-controlled subsidiary but none of the voting stock or control of that non-controlled subsidiary. Each non-controlled subsidiary is taxable as a regular "C" corporation. Host Marriott, L.P.'s share of any dividends received from a non-controlled subsidiary should qualify for purposes of the 95% gross income test, but not for purposes of the 75% gross income test. Host Marriott, L.P. does not anticipate that it will receive sufficient dividends from the non-controlled subsidiaries to cause it to fail the 75% gross income test.

   Host Marriott inevitably will have some gross income from various sources that fails to constitute qualifying income for purposes of one or both of the 75% or 95% gross income tests. These include, but are not limited to, the following:

  .  ""safe harbor" leases,
  . the lease of the Harbor Beach Resort, which provides for rent based upon net profits,
  . the operation of the hotel that is located in Sacramento, . minority partnership interests in partnerships that own hotels that are not leased under leases that produce rents qualifying as "rents from real property," and
  . rent attributable to personal property at a relatively small group of hotels that does not satisfy the 15% personal property test.

   Host Marriott, however, believes that, even taking into account the anticipated sources of non-qualifying income, its aggregate gross income from all sources will satisfy the 75% and 95% gross income tests applicable to REITs for each taxable year commencing subsequent to the date of the REIT conversion.

   If Host Marriott fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Internal Revenue Code. These relief provisions will be generally available if Host Marriott's failure to meet such tests was due to reasonable cause and not due to willful neglect, Host Marriott attaches a schedule of the sources of its income to its federal income tax return and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances Host Marriott would be entitled to the benefit of these relief provisions. For example, if Host Marriott fails to satisfy the gross income tests because nonqualifying income that Host Marriott intentionally incurs exceeds the limits on such income, the IRS could conclude that Host Marriott's failure to satisfy the tests was not due to reasonable cause. If these relief provisions are inapplicable to a particular set of circumstances involving Host Marriott, Host Marriott will not qualify as a REIT. As discussed above in "--General," even if these relief provisions apply, a tax would be imposed with respect to the excess net income.

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

   Any gain realized by Host Marriott on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business, including Host Marriott's share of any such gain realized by Host Marriott, L.P., will be treated as income from a "prohibited transaction" that is subject to a 100% penalty tax. Such prohibited transaction income may also have an adverse effect upon Host Marriott's ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends upon all the facts and circumstances with respect to the particular transaction. Host Marriott, L.P. intends that both it and its subsidiaries will hold hotels for investment with a view to long-term appreciation, to engage in the business of acquiring and owning hotels and to make such occasional sales of hotels as are consistent with Host Marriott, L.P.'s investment objectives. There can be no assurance, however, that the IRS might not contend that one or more of such sales is subject to the 100% penalty tax.

   Asset Tests Applicable to REITs. Host Marriott, at the close of each quarter of its taxable year, must satisfy three tests relating to the nature of its assets. First, at least 75% of the value of Host Marriott's total assets must be represented by real estate assets. Host Marriott's real estate assets include, for this purpose, its allocable share of real estate assets held by Host Marriott, L.P. and the non-corporate subsidiaries of Host Marriott, L.P., as well as stock or debt instruments held for less than one year purchased with the proceeds of a stock offering, or long-term (at least five years) debt offering of Host Marriott, cash, cash items and government securities. Second, no more than 25% of Host Marriott's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by Host Marriott may not exceed 5% of the value of Host Marriott's total assets and Host Marriott may not own more than 10% of any one issuer's outstanding voting securities.

   Host Marriott, L.P. does not own any of the voting stock of any of non-controlled subsidiaries but it does own 100% of the nonvoting stock of each non-controlled subsidiary. Host Marriott, L.P. may also own nonvoting stock, representing substantially all of the equity, in other corporate entities that serve as partners or members in the various entities that hold title to the hotels. Neither Host Marriott, Host Marriott, L.P., nor any of the non-corporate subsidiaries of Host Marriott, L.P., own more than 10% of the voting securities of any entity that is treated as a corporation for federal income tax purposes. In addition, Host Marriott believes that the securities of any one issuer owned by Host Marriott, Host Marriott, L.P., or any of the non-corporate subsidiaries of Host Marriott, L.P., including Host Marriott's pro rata share of the value of the securities of each non-controlled subsidiary do not exceed 5% of the total value of Host Marriott's assets. There can be no assurance, however, that the IRS might not contend that the value of such securities exceeds the 5% value limitation or that nonvoting stock of a non-controlled subsidiary or another corporate entity owned by Host Marriott, L.P. should be considered "voting stock" for this purpose.

   After initially meeting the asset tests at the close of any quarter, Host Marriott will not lose its status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. An example of such an acquisition would be an increase in Host Marriott's interest in Host Marriott, L.P. as a result of the exercise of a limited partner's unit redemption right or an additional capital contribution of proceeds from an offering of capital stock by Host Marriott. Host Marriott to maintains adequate records of the value of its assets to ensure compliance with the asset tests and to take such other actions within 30 days after the close of any quarter as may be required to cure any noncompliance. If Host Marriott fails to cure noncompliance with the asset tests within such time period, Host Marriott would cease to qualify as a REIT.

   Clinton Administration's Proposed Changes to REIT Asset Test. The Clinton Administration's fiscal year 1999 budget proposal, announced on February 2, 1998, includes a proposal to amend the 10% voting securities test. The proposal would require a REIT to own no more than 10% of the vote or value of all classes of stock of any corporation (except for qualified REIT subsidiaries or corporations that qualify as REITs). Corporations existing prior to the effective date of the proposal generally would be "grandfathered"; i.e., the REIT would be subject to the existing 10% voting securities test described above with respect to grandfathered corporations. However, such "grandfathered" status would terminate with respect to a corporation if the corporation engaged in a new trade or business or acquired substantially new assets.

   Because Host Marriott, L.P. owns 100% of the nonvoting stock of each non-controlled subsidiary, and Host Marriott is deemed to own an interest in each non-controlled subsidiary equal to its proportionate interest in Host Marriott, L.P., Host Marriott would not satisfy the proposed 10% value limitation with respect to any of the non-controlled subsidiaries. Whether any of the non-controlled subsidiaries would qualify as a grandfathered corporation as the proposal is currently drafted would depend upon the effective date of the proposal, which is not yet known. If a non-controlled subsidiary otherwise eligible for "grandfathered" status were to engage in a new trade or business or were to acquire substantial new assets, or if Host Marriott were to make a capital contribution to a non-controlled subsidiary otherwise eligible for "grandfathered" status, its "grandfathered" status would terminate and Host Marriott would fail to qualify as a REIT. Moreover, Host Marriott would not be able to own, directly or indirectly, more than 10% of the vote or value of any corporation formed or acquired after the effective date of the proposal. Thus, the proposal, if enacted, would materially impede Host Marriott's ability to engage in new third-party management or similar activities.

   Annual Distribution Requirements Applicable to REITs. Host Marriott, in order to qualify as a REIT, is required to distribute dividends, other than capital gain dividends, to its stockholders in an amount at least equal to

  (i) the sum of (a) 95% of REIT taxable income, computed without regard to the dividends paid deduction and Host Marriott's net capital gain, and
      (b) 95% of the net income, after tax, if any, from foreclosure property, minus

  (ii) the sum of certain items of noncash income.

   In addition, if Host Marriott disposes of any built-in gain asset during its Recognition Period, Host Marriott is required, pursuant to Treasury Regulations which have not yet been promulgated, to distribute at least 95% of the built-in gain, after tax, if any, recognized on the disposition of such asset. See "-- General" above for a discussion of built-in gain assets. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before Host Marriott timely files its tax return for such year and if paid on or before the first regular dividend payment date after such declaration. Host Marriott intends to make timely distributions sufficient to satisfy these annual distribution requirements. In this regard, Host Marriott, L.P.'s partnership agreement authorizes Host Marriott, as general partner, to take such steps as may be necessary to cause Host Marriott, L.P. to distribute to its partners an amount sufficient to permit Host Marriott to meet these distribution requirements.

   To the extent that Host Marriott does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its REIT taxable income, as adjusted, it is subject to tax thereon at regular ordinary and capital gain corporate tax rates. Host Marriott, however, may designate some or all of its retained net capital gain, so that, although the designated amount will not be treated as distributed for purposes of this tax, a stockholder would include its proportionate share of such amount in income, as capital gain, and would be treated as having paid its proportionate share of the tax paid Host Marriott with respect to such amount. The stockholder's basis in its capital stock of Host Marriott would be increased by the amount the stockholder included in income and decreased by the amount of the tax the stockholder is treated as having paid. Host Marriott would make an appropriate adjustment to its earnings and profits. For a more detailed description of the federal income tax consequences to a stockholder of such a designation, see "--Taxation of Taxable U.S. Stockholders Generally."

   There is a significant possibility that Host Marriott's REIT taxable income will exceed its cash flow, due in part to certain "non-cash" or "phantom" income expected to be taken into account in computing Host Marriott's REIT taxable income. Host Marriott anticipates, however, that it will generally have sufficient cash or liquid assets to enable it to satisfy the distribution requirements described above. It is possible, however, that Host Marriott, from time to time, may not have sufficient cash or other liquid assets to meet these distribution requirements. In such event, in order to meet the distribution requirements, Host Marriott may find it necessary to arrange for short-term, or possibly long-term, borrowings to fund required distributions and/or to pay dividends in the form of taxable stock dividends.

   Host Marriott calculates its REIT taxable income based upon the conclusion that the non-corporate subsidiaries of Host Marriott, L.P. or Host Marriott, L.P. itself, as applicable, is the owner of the hotels for federal income tax purposes. As a result, Host Marriott expects that the depreciation deductions with respect to the hotels will reduce its REIT taxable income. This conclusion is consistent with the conclusion above that the leases entered into with the Crestline subsidiaries will be treated as true leases for federal income tax purposes. If the IRS were to challenge successfully this position, in addition to failing in all likelihood the 75% and 95% gross income tests described above, Host Marriott also might be deemed retroactively to have failed to meet the REIT distribution requirements and would have to rely on the payment of a "deficiency dividend" in order to retain its REIT status.

   Under certain circumstances, Host Marriott may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in Host Marriott's deduction for dividends paid for the earlier year. Thus, Host Marriott may be able to avoid being taxed on amounts distributed as deficiency dividends; however, Host Marriott would be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

   Furthermore, if Host Marriott should fail to distribute during each calendar year at least the sum of 85% of its REIT ordinary income for such year, 95% of its REIT capital gain income for such year, and any undistributed taxable income from prior periods, it would be subject to an excise tax. The excise tax would equal 4% of the excess of such required distribution over the sum of amounts actually distributed and amounts retained with respect to which the REIT pays federal income tax.

   Failure of Host Marriott to Qualify as a REIT. If Host Marriott fails to qualify for taxation as a REIT in any taxable year, and if the relief provisions do not apply, Host Marriott will be subject to tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates. Distributions to stockholders in any year in which Host Marriott fails to qualify will not be deductible by Host Marriott nor will they be required to be made. As a result, Host Marriott's failure to qualify as a REIT would significantly reduce the cash available for distribution by Host Marriott to its stockholders and could materially reduce the value of its capital stock. In addition, if Host Marriott fails to qualify as a REIT, all distributions to stockholders will be taxable as ordinary income, to the extent of Host Marriott's current and accumulated E&P, although, subject to certain limitations of the Internal Revenue Code, corporate distributees may be eligible for the dividends received deduction with respect to these distributions. Unless entitled to relief under specific statutory provisions, Host Marriott also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances Host Marriott would be entitled to such statutory relief.

Taxation of Taxable U.S. Stockholders Generally

   Distributions by Host Marriott. As long as Host Marriott qualifies as a REIT, distributions made by Host Marriott out of its current or accumulated E&P, and not designated as capital gain dividends constitute dividends taxable to its taxable U.S. stockholders as ordinary income. Such distributions are not eligible for the dividends received deduction in the case of U.S. stockholders that are corporations. To the extent that Host Marriott makes distribution not designated as capital gain dividends in excess of its current and accumulated E&P, such distributions are treated first as a tax-free return of capital to each U.S. stockholder, reducing the adjusted basis which such U.S. stockholder has in its common stock for tax purposes by the amount of such distribution but not below zero, with distributions in excess of a U.S. stockholder's adjusted basis in its common stock taxable as capital gains, provided that the common stock has been held as a capital asset.

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

Dividends declared by Host Marriott in October, November or December of any year and payable to a stockholder of record on a specified date in any such month shall be treated as both paid by Host Marriott and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by Host Marriott on or before January 31 of the following year.

   Distributions made by Host Marriott that are properly designated by Host Marriott as capital gain dividends are taxable to taxable non-corporate U.S. stockholders, i.e., individuals, estates or trusts. They are taxed as gain from the sale or exchange of a capital asset held for more than one year to the extent that they do not exceed Host Marriott's actual net capital gain for the taxable year, without regard to the period for which such non-corporate U.S. stockholder has held his common stock. In the event that Host Marriott designates any portion of a dividend as a "capital gain dividend," a U.S. stockholder's share of such capital gain dividend would be an amount which bears the same ratio to the total amount of dividends paid to such U.S. stockholder for the year as the aggregate amount designated as a capital gain dividend bears to the aggregate amount of all dividends paid on all classes of shares for the year. On November 10, 1997, the IRS issued Notice 97-64, which provides generally that Host Marriott may classify portions of its designated capital gain dividend as either a 20% gain distribution, which would be taxable to non-corporate U.S. stockholders at a maximum rate of 20%, an unrecaptured
Section 1250 gain distribution, which would be taxable to non-corporate U.S. stockholders at a maximum rate of 25%, or a 28% rate gain distribution, which would be taxable to non-corporate U.S. stockholders at a maximum rate of 28%. If no designation is made, the entire designated capital gain dividend will be treated as a 28% rate gain distribution. Notice 97-64 provides that a REIT must determine the maximum amounts that it may designate as 20% and 25% rate capital gain dividends by performing the computation required by the Internal Revenue Code as if the REIT were an individual whose ordinary income were subject to a marginal tax rate of at least 28%. Notice 97-64 further provides that designations made by the REIT only will be effective to the extent that they comply with Revenue Ruling 89-81, which requires that distributions made to different classes of shares be composed proportionately of dividends of a particular type. On July 22, 1998, as part of the IRS Restructuring Act, the holding period requirement for the application of the 20% and 25% capital gain tax rates was reduced to 12 months from 18 months for sales of capital gain assets on or after January 1, 1998. Although Notice 97-64 will apply to sales of capital gain assets after July 28, 1997 and before January 1, 1998, it is expected that the IRS will issue clarifying guidance, most likely applying the same principles set forth in Notice 97-64, regarding a REIT's designation of capital gain dividends in light of the new holding period requirements. For a discussion of the capital gain tax rates applicable to non-corporate U.S. stockholders, see "--Taxpayer Relief Act and IRS Restructuring Act Changes to Capital Gain Taxation" below.

   Distributions made by Host Marriott that are properly designated by Host Marriott as capital gain dividends will be taxable to taxable corporate U.S. stockholders as long-term gain to the extent that they do not exceed Host Marriott's actual net capital gain for the taxable year at a maximum rate of 35% without regard to the period for which such corporate U.S. stockholder has held its common stock. Such U.S. stockholders may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income.

   U.S. stockholders may not include in their individual income tax returns any net operating losses or capital losses of Host Marriott. Instead, such losses would be carried over by Host Marriott for potential offset against future income, subject to certain limitations. Distributions made by Host Marriott and gain arising from the sale or exchange by a U.S. stockholder of common stock will not be treated as passive activity income, and, as a result, U.S. stockholders generally will not be able to apply any "passive losses" against such income or gain. In addition, taxable distributions from Host Marriott generally will be treated as investment income for purposes of the investment interest limitation. Capital gain dividends and capital gains from the disposition of shares, including distributions treated as such, however, will be treated as investment income only if the U.S. stockholder so elects, in which case such capital gains will be taxed at ordinary income rates.

   Host Marriott will notify stockholders after the close of its taxable year as to the portions of distributions attributable to that year that constitute ordinary income, return of capital and capital gain. Host Marriott may designate, by written notice to its stockholders, its net capital gain so that with respect to retained net capital

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gains, a U.S. stockholder would include its proportionate share of such gain in income, as long-term capital gain, and would be treated as having paid its proportionate share of the tax paid by Host Marriott with respect to the gain. The U.S. stockholder's basis in its common stock would be increased by its share of such gain and decreased by its share of such tax. With respect to such long-term capital gain of a U.S. stockholder that is an individual or an estate or trust, the IRS, as described above in this section, has authority to issue regulations that could apply the special tax rate applicable generally to the portion of the long-term capital gains of an individual or an estate or trust attributable to deductions for depreciation taken with respect to depreciable real property. IRS Notice 97-64, described above in this section, did not address the taxation of non-corporate REIT stockholders with respect to retained net capital gains.

   Sales of Common Stock. Upon any sale or other disposition of common stock, a U.S. stockholder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received on such sale or other disposition and
(ii) the holder's adjusted basis in such common stock for tax purposes. Such gain or loss will be capital gain or loss if the common stock has been held by the U.S. stockholder as a capital asset. In the case of a U.S. stockholder who is an individual or an estate or trust, such gain or loss will be long-term capital gain or loss, and any such long-term capital gain shall be subject to the maximum capital gain rate of 20%. In the case of a U.S. stockholder that is a corporation, such gain or loss will be long-term capital gain or loss if such shares have been held for more than one year, and any such capital gain shall be subject to the maximum capital gain rate of 35%. In general, any loss recognized by a U.S. stockholder upon the sale or other disposition of common stock that has been held for six months or less, after applying certain holding period rules, will be treated as a long-term capital loss, to the extent of distributions received by such U.S. stockholder from Host Marriott that were required to be treated as long-term capital gains.

   Taxpayer Relief Act and IRS Restructuring Act Changes to Capital Gain Taxation. The Taxpayer Relief Act of 1997 altered the taxation of capital gain income. Under the Act, individuals, trusts and estates that hold certain investments for more than 18 months may be taxed at a maximum long-term capital gain rate of 20% on the sale or exchange of those investments. Individuals, trusts and estates that hold certain assets for more than one year but not more than 18 months may be taxed at a maximum long-term capital gain rate of 28% on the sale or exchange of those investments. The Taxpayer Relief Act also provides a maximum rate of 25% for "unrecaptured Section 1250 gain" for individuals, trusts and estates, special rules for "qualified 5-year gain" and other changes to prior law. The recently enacted IRS Restructuring Act of 1998, however, reduced the holding period requirement established by the Taxpayer Relief Act for the application of the 20% and 25% capital gain tax rates to 12 months from 18 months for sales of capital gain assets after December 31, 1997. The Taxpayer Relief Act allows the IRS to prescribe regulations on how the Taxpayer Relief Act's capital gain rates will apply to sales of capital assets by "pass-through entities," including REITs, such as Host Marriott, and to sales of interests in "pass-through entities." For a discussion of the rules under the Taxpayer Relief Act that apply to the taxation of distributions by Host Marriott to its stockholders that are designated by Host Marriott as "capital gain dividends," see "--Distributions by Host Marriott" above. Stockholders are urged to consult with their own tax advisors with respect to the rules contained in the Taxpayer Relief Act and the IRS Restructuring Act.

Backup Withholding for Host Marriott's Distributions

   Host Marriott reports to its U.S. stockholders and the IRS the amount of dividends paid during each calendar year and the amount of tax withheld, if any. Under the backup withholding rules, a U.S. stockholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless such holder either is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. stockholder that does not provide Host Marriott with a correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding is creditable against the stockholder's income tax liability. In addition, Host Marriott may be required to withhold a portion of its capital gain distributions to any U.S. stockholders who fail to certify their non-foreign status to Host Marriott. See "--Taxation of Non-U.S. Stockholders."

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

Taxation of Tax-Exempt Stockholders

   Provided that a tax-exempt stockholder has not held its common stock as "debt financed property" within the meaning of the Internal Revenue Code and such common stock are not otherwise used in a trade or business, the dividend income from Host Marriott will not be unrelated business taxable income ("UBTI") to a tax-exempt stockholder. Similarly, income from the sale of common stock will not constitute UBTI unless such tax-exempt stockholder has held such common stock as "debt financed property" within the meaning of the Internal Revenue Code or has used the common stock in a trade or business.

   However, for a tax-exempt stockholder that is a social club, voluntary employee benefit association, supplemental unemployment benefit trust or qualified group legal services plan exempt from federal income taxation under Internal Revenue Code Sections 501 (c)(7), (c)(9), (c)(17) and (c)(20), respectively, income from an investment in Host Marriott will constitute UBTI unless the organization is properly able to deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in Host Marriott. Such a prospective stockholder should consult its own tax advisors concerning these "set aside" and reserve requirements.

   Notwithstanding the above, however, the Omnibus Budget Reconciliation Act of 1993 provides that, effective for taxable years beginning in 1994, a portion of the dividends paid by a "pension held REIT" shall be treated as UBTI as to any trust which is described in Section 401(a) of the Internal Revenue Code, is tax-exempt under Section 501(a) of the Internal Revenue Code and holds more than 10%, by value, of the interests in the REIT. Tax-exempt pension funds that are described in Section 401(a) of the Internal Revenue Code are referred to below as "qualified trusts."

   A REIT is a "pension held REIT" if (i) it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Internal Revenue Code, added by the 1993 Act, provides that stock owned by qualified trusts shall be treated, for purposes of the "not closely held" requirement, as owned by the beneficiaries of the trust rather than by the trust itself, and (ii) either (a) at least one such qualified trust holds more than 25% by value, of the interests in the REIT, or (b) one or more such qualified trusts, each of which owns more than 10%, by value, of the interests in the REIT, hold in the aggregate more than 50%, by value, of the interests in the REIT. The percentage of any REIT dividend treated as UBTI is equal to the ratio of the UBTI earned by the REIT, treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI, to the total gross income of the REIT. A de minimis exception applies where the percentage is less than 5% for any year. The provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the "not closely held" requirement without relying upon the "look-through" exception with respect to qualified trusts.

   Based on the current estimated ownership of Host Marriott common stock and as a result of certain limitations on transfer and ownership of common stock contained in the Host Marriott Articles of Incorporation, Host Marriott should not be classified as a "pension held REIT."

Taxation of Non-U.S. Stockholders

   The rules governing federal income taxation of the ownership and disposition of common stock by non-U.S. stockholders are complex and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion does not address all aspects of federal income tax and does not address state, local or foreign tax consequences that may be relevant to a non-U.S. stockholder in light of its particular circumstances. In addition, this discussion is based on current law, which is subject to change, and assumes that Host Marriott qualifies for taxation as a REIT. Prospective non-U.S. stockholders should consult with their own tax advisers to determine the impact of federal, state, local and foreign income tax laws with regard to an investment in common stock, including any reporting requirements.

   Distributions by Host Marriott. Distributions by Host Marriott to a non-U.S. stockholder that are neither attributable to gain from sales or exchanges by Host Marriott of United States real property interests nor

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

designated by Host Marriott as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated E&P of Host Marriott. Such distributions ordinarily will be subject to withholding of United States federal income tax on a gross basis (that is, without allowance of deductions) at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are treated as effectively connected with the conduct by the non-U.S. stockholder of a United States trade or business. Under certain treaties, however, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT, such as Host Marriott. Certain certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exemption. Dividends that are effectively connected with such a trade or business will be subject to tax on a net basis (that is, after allowance of deductions) at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such dividends and are generally not subject to withholding. Any such dividends received by a non-U.S. stockholder that is a corporation may also be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Host Marriott expects to withhold United States income tax at the rate of 30% on any distribution made to a non-U.S. stockholder unless (i) a lower treaty rate applies and any required form or certification evidencing eligibility for that lower rate is filed with Host Marriott or (ii) a non-U.S. stockholder files an IRS Form 4224 with Host Marriott claiming that the distribution is effectively connected income.

   Distributions in excess of the current or accumulated E&P of Host Marriott will not be taxable to a non-U.S. stockholder to the extent that they do not exceed the adjusted basis of the stockholder's common stock, but rather will reduce the adjusted basis of such common stock. To the extent that such distributions exceed the adjusted basis of a non-U.S. stockholder's common stock, they will give rise to gain from the sale or exchange of its common stock, the tax treatment of which is described below.

   As a result of a legislative change made by the Small Business Job Protection Act of 1996, it appears that Host Marriott will be required to withhold 10% of any distribution in excess of its current and accumulated E&P. Consequently, although Host Marriott intends to withhold at a rate of 30%, or a lower applicable treaty rate, on the entire amount of any distribution, to the extent that Host Marriott does not do so, any portion of a distribution not subject to withholding at a rate of 30%, or lower applicable treaty rate, would be subject to withholding at a rate of 10%. However, a non-U.S. stockholder may seek a refund of such amounts from the IRS if it subsequently determined that such distribution was, in fact, in excess of current or accumulated E&P of Host Marriott, and the amount withheld exceeded the non-U.S. stockholder's United States tax liability, if any, with respect to the distribution.

   Distributions to a non-U.S. stockholder that are designated by Host Marriott at the time of distribution as capital gain dividends, other than those arising from the disposition of a United States real property interest, generally will not be subject to United States federal income taxation, unless:

  (i) the investment in the common stock is effectively connected with the non-U.S. stockholder's United States trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain, except that a stockholder that is a foreign corporation may also be subject to the 30% branch profits tax, as discussed above, or

  (ii) the non-U.S. stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains.

   Pursuant to the federal law known as FIRPTA, distributions to a non-U.S. stockholder that are attributable to gain from sales or exchanges by Host Marriott of United States real property interests, whether or not designated as capital gain dividends, will cause the non-U.S. stockholder to be treated as recognizing such gain as income effectively connected with a United States trade or business. non-U.S. stockholders would thus generally be taxed at the same rates applicable to U.S. stockholders, subject to a special alternative minimum tax in the case of nonresident alien individuals. Also, such gain may be subject to a 30% branch profits tax in

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

the hands of a non-U.S. stockholder that is a corporation, as discussed above. Host Marriott is required to withhold 35% of any such distribution. That amount is creditable against the non-U.S. stockholder's federal income tax liability.

   Although the law is not entirely clear on the matter, it appears that amounts designated by Host Marriott pursuant to the Taxpayer Relief Act as undistributed capital gains in respect of the common stock held by U.S. Stockholders (see "--Annual Distribution Requirements Applicable to REITs" above) would be treated with respect to non-U.S. stockholders in the manner outlined in the preceding two paragraphs for actual distributions by Host Marriott of capital gain dividends. Under that approach, the non-U.S. stockholders would be able to offset as a credit against their United States federal income tax liability resulting therefrom their proportionate share of the tax paid by Host Marriott on such undistributed capital gains and to receive from the IRS a refund to the extent their proportionate share of such tax paid by Host Marriott were to exceed their actual United States federal income tax liability.

   Sales of Common Stock. Gain recognized by a non-U.S. stockholder upon the sale or exchange of common stock generally will not be subject to United States taxation unless such shares constitute a "United States real property interest" within the meaning of FIRPTA. The common stock will not constitute a "United States real property interest" so long as Host Marriott is a "domestically controlled REIT." A "domestically controlled REIT" is a REIT in which at all times during a specified testing period less than 50% in value of its stock is held directly or indirectly by non-U.S. stockholders. Host Marriott believes, but cannot guarantee, that it is a "domestically controlled REIT." Moreover, even if Host Marriott is a "domestically controlled REIT," because the common stock is publicly traded, no assurance can be given that Host Marriott will continue to be a "domestically controlled REIT." Notwithstanding the foregoing, gain from the sale or exchange of common stock not otherwise subject to FIRPTA will be taxable to a non-U.S. stockholder if the non-U.S. stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States. In such case, the nonresident alien individual will be subject to a 30% United States withholding tax on the amount of such individual's gain.

   Even if Host Marriott does not qualify as or ceases to be a "domestically controlled REIT," gain arising from the sale or exchange by a non-U.S. stockholder of common stock would not be subject to United States taxation under FIRPTA as a sale of a "United States real property interest" if:

  (i) the common stock is "regularly traded," as defined by applicable regulations, on an established securities market such as the NYSE, and

  (ii) such non-U.S. stockholder owned 5% or less of the common stock throughout the five-year period ending on the date of the sale or exchange.

   If gain on the sale or exchange of common stock were subject to taxation under FIRPTA, the non-U.S. stockholder would be subject to regular United States income tax with respect to such gain in the same manner as a taxable U.S. stockholder (subject to any applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals and the possible application of the 30% branch profits tax in the case of foreign corporations) and the purchaser of the common stock would be required to withhold and remit to the IRS 10% of the purchase price.

   Backup Withholding Tax and Information Reporting. Backup withholding tax generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the United States information reporting requirements. Backup withholding and information reporting will generally not apply to distributions paid to non-U.S. stockholders outside the United States that are treated as dividends subject to the 30% (or lower treaty rate) withholding tax discussed above, capital gain dividends or distributions attributable to gain from the sale or exchange by Host Marriott of United States real property interests. As a general matter, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of common stock by or through a foreign office of a foreign broker. Generally, information

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reporting (but not backup withholding) will apply, however, to a payment of the proceeds of a sale of common stock by a foreign office of a broker that:

  (a)  is a United States person,

  (b) derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or

  (c) is a "controlled foreign corporation," which is, generally, a foreign corporation controlled by United States stockholders.

   If, however, the broker has documentary evidence in its records that the holder is a non-U.S. stockholder and certain other conditions are met or the stockholder otherwise establishes an exemption information reporting will not apply. Payment to or through a United States office of a broker of the proceeds of a sale of common stock is subject to both backup withholding and information reporting unless the stockholder certifies under penalty of perjury that the stockholder is a non-U.S. stockholder, or otherwise establishes an exemption. A non-U.S. stockholder may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

   The IRS has recently finalized regulations regarding the withholding and information reporting rules discussed above. In general, these regulations do not alter the substantive withholding and information reporting requirements but unify certification procedures and forms and clarify and modify reliance standards. These regulations generally are effective for payments made after December 31, 2000, subject to certain transition rules. Valid withholding certificates that are held on December 31, 1999, will remain valid until the earlier of December 31, 2000 or the date of expiration of the certificate under rules currently in effect, unless otherwise invalidated due to changes in the circumstances of the person whose name is on such certificate. A non-U.S. stockholder should consult its own advisor regarding the effect of the new regulations.

Tax Aspects of Host Marriott's Ownership of Interests in Host Marriott, L.P.

   General. Substantially all of Host Marriott's investments are held through Host Marriott, L.P., which will hold the hotels either directly or through certain subsidiaries. In general, partnerships are "pass-through" entities that are not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. Host Marriott includes in its income its proportionate share of the foregoing partnership items for purposes of the various REIT income tests and in the computation of its REIT taxable income. Moreover, for purposes of the REIT asset tests, Host Marriott includes its proportionate share of assets held through Host Marriott, L.P. and certain of its subsidiaries. See "--Federal Income Taxation of Host Marriott--Ownership of Partnership Interests by a REIT."

   Entity Classification. If Host Marriott, L.P. or any non-corporate subsidiary other than a subsidiary held through an entity treated for federal income tax purposes as a corporation were treated as an association, the entity would be taxable as a corporation and therefore would be subject to an entity level tax on its income. In such a situation, the character of Host Marriott's assets and items of gross income would change and could preclude Host Marriott from qualifying as a REIT (see "--Federal Income Taxation of Host Marriott-- Asset Tests Applicable to REITs" and "--Income Tests Applicable to REITs").

   The entire discussion of the federal income tax consequences of the ownership of common stock is based on Host Marriott, L.P. and all of its non-corporate subsidiaries, other than a subsidiary held by an entity treated as a corporation for federal income tax purposes, being classified as partnerships for federal income tax purposes. Pursuant to regulations under Section 7701 of the Internal Revenue Code, a partnership will be treated as a partnership for federal income tax purposes unless it elects to be treated as a corporation or would be treated as a corporation because it is a "publicly traded partnership." Neither Host Marriott, L.P. nor any of the non-corporate subsidiaries have elected or will elect to be treated as a corporation, and therefore, subject to

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

the disclosure below, each will be treated as a partnership for federal income tax purposes (or if it has only one partner or member, disregarded entirely for federal income tax purposes).

   Pursuant to Section 7704 of the Internal Revenue Code, however, a partnership that does not elect to be treated as a corporation nevertheless will be treated as a corporation for federal income tax purposes if it is a "publicly traded partnership," unless at least ninety percent (90%) of its income consists of "qualifying income" within the meaning of that section. A "publicly traded partnership" is any partnership (i) the interests in which are traded on an established securities market or (ii) the interests in which are readily tradable on a "secondary market or the substantial equivalent thereof." Units of limited partnership interest in Host Marriott L.P. will not be traded on an established securities market. There is a significant risk, however, that after the right to redeem such units becomes exercisable, such interests would be considered readily tradable on the substantial equivalent of a secondary market. In this regard, the income requirements generally applicable to REITs and the definition of "qualifying income" under Section 7704 of the Internal Revenue Code are similar in most key respects. There is one significant difference, however, that is relevant to Host Marriott, L.P. For a REIT, rent from a tenant does not qualify as "rents from real property" if the REIT and/or one or more actual or constructive owners of 10% or more of the REIT actually or constructively own 10% or more of the tenant; under Section 7704 of the Internal Revenue Code, rent from a tenant is not qualifying income if a partnership and/or one or more actual or constructive owners of 5% or more of the partnership actually or constructively own 10% or more of the tenant.

   A substantial majority of Host Marriott, L.P. income comes from rent payments by subsidiaries of Crestline. Accordingly, because The Blackstone Group, Host Marriott and any owner of 10% or more of Host Marriott will own or be deemed to own 5% or more of Host Marriott, L.P., if The Blackstone Group, Host Marriott and/or any owner of 10% or more of Host Marriott were to own or be deemed to own collectively 10% or more of Crestline, none of the rent from the lessees of Host Marriott's hotels would be qualifying income for purposes of determining whether Host Marriott, L.P. should be taxed as a corporation. In order to avoid this result, the Crestline articles of incorporation expressly provide that no person (or persons acting as a group), including The Blackstone Group, Host Marriott and any owner of 10% or more of Host Marriott, may own, actually and/or constructively, more than 9.8% by value of the equity in Crestline and the Crestline articles of incorporation contain self-executing mechanisms intended to enforce this prohibition. In addition, Host Marriott, L.P.'s partnership agreement prohibits any person, or persons acting as a group, or entity, other than an affiliate of The Blackstone Group and Host Marriott, from owning, actually and/or constructively, more than 4.9% of the value of Host Marriott, L.P., and the Host Marriott charter prohibits any person, or persons acting as a group, or entity, including The Blackstone Group and the Marriott family and their affiliated entities as a group, from, subject to certain limited exceptions, owning, actually and/or constructively, more than 9.8% of the lesser of the number or value of the total outstanding shares of Host Marriott. Assuming that all of these prohibitions are enforced at all times in accordance with their terms, then so long as Host Marriott, L.P.'s income is such that Host Marriott could meet the gross income tests applicable to REITs (see "--Federal Income Taxation of Host Marriott--Income Tests Applicable to REITs" and "--Ownership of Partnership Interests by a REIT"), Host Marriott, L.P.'s "qualifying income" should be sufficient for it to avoid being classified as a corporation even if it were considered a publicly traded partnership.

   If Host Marriott, L.P. were taxable as a corporation, most, if not all, of the tax consequences described herein would be inapplicable. In particular, Host Marriott would not qualify as a REIT because the value of Host Marriott's ownership interest in Host Marriott, L.P. would exceed 5% of Host Marriott's assets and Host Marriott would be considered to hold more than 10% of the voting securities of another corporation (see "--Federal Income Taxation of Host Marriott--Asset Tests Applicable to REITs"), which would adversely affect the value of the common stock (see "--Federal Income Taxation of Host Marriott--Failure of Host Marriott to qualify as a REIT").

   Allocations of Operating Partnership Income, Gain, Loss and Deduction. The partnership agreement of the Host Marriott, L.P. provides that if Host Marriott, L.P. operates at a net loss, net losses shall be allocated to

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Host Marriott and the limited partners in proportion to their respective percentage ownership interests in Host Marriott, L.P., provided that net losses that would have the effect of creating a deficit balance in a limited partner's capital account as specially adjusted for such purpose ("Excess Losses") will be reallocated to Host Marriott, as general partner of Host Marriott, L.P. The partnership agreement also provides that, if Host Marriott, L.P. operates at a net profit, net income shall be allocated first to Host Marriott to the extent of Excess Losses with respect to which Host Marriott has not previously been allocated net income. Any remaining net income shall be allocated in proportion to the respective percentage ownership interests of Host Marriott and the limited partners. Finally, the partnership agreement provides that if Host Marriott, L.P. has preferred units outstanding, income will first be allocated to such preferred units to the extent necessary to reflect and preserve the economic rights associated with such preferred units.

   Although a partnership agreement will generally determine the allocation of income and loss among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Internal Revenue Code and the applicable regulations. Generally, Section 704(b) and the applicable regulations require that partnership allocations respect the economic arrangement of the partners.

   If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. The allocations of taxable income and loss provided for in the Host Marriott, L.P. partnership agreement and the partnership agreements and operating agreements of the non-corporate subsidiaries are intended to comply with the requirements of Section 704(b) of the Internal Revenue Code and the regulations promulgated thereunder.

   Tax Allocations with Respect to the Hotels. Pursuant to Section 704(c) of the Internal Revenue Code, income, gain, loss and deduction attributable to appreciated or depreciated property, such as the hotels, that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the difference between the adjusted tax basis and the fair market value of such property at the time of contribution associated with the property at the time of the contribution. This difference is know as built-in gain. The Host Marriott, L.P. partnership agreement requires that such allocations be made in a manner consistent with Section 704(c) of the Internal Revenue Code. In general, the partners of Host Marriott, L.P., including Host Marriott, who contributed depreciated assets having built-in gain are allocated depreciation deductions for tax purposes that are lower than such deductions would be if determined on a pro rata basis. Thus, the carryover basis of the contributed assets in the hands of Host Marriott, L.P. may cause Host Marriott to be allocated lower depreciation and other deductions, and therefore to be effectively allocated more income, which might adversely affect Host Marriott's ability to comply with the REIT distribution requirements. See "--Federal Income Taxation of Host Marriott--Annual Distribution Requirements Applicable to REITs".

   In addition, in the event of the disposition of any of the contributed assets which have built-in gain, all income attributable to the built-in gain generally will be allocated to the contributing partners, even though the proceeds of such sale would be allocated proportionately among all the partners and likely would be retained by Host Marriott, L.P., rather than distributed. Thus, if Host Marriott, L.P. were to sell a hotel with built-in gain that was contributed to Host Marriott, L.P. by Host Marriott's predecessors or Host Marriott, Host Marriott generally would be allocated all of the income attributable to the built-in gain, which could exceed the economic or book income allocated to it as a result of such sale. Such an allocation might cause Host Marriott to recognize taxable income in excess of cash proceeds, which might adversely affect Host Marriott's ability to comply with the REIT distribution requirements. In addition, Host Marriott will be subject to a corporate level tax on such gain to the extent the gain is recognized within the 10-year period after the first day of Host Marriott's first taxable year as a REIT). See "--Federal Income Taxation of Host Marriott--Annual Distribution Requirements Applicable to REITs" and "--Federal Income Taxation of Host Marriott--General." It should be noted in this regard that as the general partner of Host Marriott, L.P., Host Marriott will determine whether or not to sell a hotel contributed to Host Marriott, L.P. by Host Marriott.

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   Host Marriott, L.P. and Host Marriott generally use the traditional method, with a provision for a curative allocation of gain on sale to the extent prior allocations of depreciation with respect to a specific hotel were limited by the "ceiling rule" applicable under the traditional method, to account for built-in gain with respect to the hotels contributed to Host Marriott, L.P. in connection with the REIT conversion. This method is generally a more favorable method for accounting for built-in gain from the perspective of those partners, including Host Marriott, who received units of limited partnership interest in Host Marriott, L.P. in exchange for property with a low basis relative to value at the time of the REIT conversion and is a less favorable method from the perspective of those partners who contributed cash or "high basis" assets to Host Marriott, L.P., including Host Marriott, to the extent it contributes cash to Host Marriott, L.P.

   Any property purchased by Host Marriott, L.P. subsequent to the REIT conversion will initially have a tax basis equal to its fair market value, and
Section 704(c) of the Internal Revenue Code will not apply.

Other Tax Consequences for Host Marriott and Its Stockholders

   Host Marriott and its stockholders are subject to state or local taxation in various state or local jurisdictions, including those in which Host Marriott, L.P. or they transact business or reside. The state and local tax treatment of Host Marriott and its stockholders may not conform to the federal income tax consequences discussed above. Consequently, prospective stockholders of Host Marriott should consult their own tax advisors regarding the effect of state and local tax laws on an investment in Host Marriott.

   A portion of the cash to be used by Host Marriott to fund distributions comes from each non-controlled subsidiary through payments of dividends on the shares of such corporation held by Host Marriott, L.P. and, in some cases, interest on notes held by Host Marriott, L.P. Each non-controlled subsidiary pays federal and state income tax at the full applicable corporate rates on its taxable income computed without regard to any deduction for dividends. To the extent that a non-controlled subsidiary is required to pay federal, state or local taxes, the cash otherwise available for distribution by Host Marriott to its stockholders will be reduced accordingly.

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                              PLAN OF DISTRIBUTION

   Host Marriott may sell the offered securities being offered hereby: (i) directly to purchasers; (ii) through agents; (iii) through dealers; (iv) through underwriters; (v) directly to its stockholders; or (vi) through a combination of any such methods of sale. In addition, the offered securities may be issued by Host Marriott as a dividend or distribution.

   The distribution of the offered securities may be effected from time to time in one or more transactions either: (i) at a fixed price or prices, which may be changed; (ii) at market prices prevailing at the time of sale; (iii) at prices related to such prevailing market prices; or (iv) at negotiated prices.

   Offers to purchase offered securities may be solicited directly by Host Marriott. Offers to purchase offered securities may also be solicited by agents designated by Host Marriott from time to time. Any such agent, who may be deemed to be an "underwriter" as that term is defined in the Securities Act, involved in the offer or sale of the offered securities in respect of which this prospectus is delivered will be named, and any commissions payable by Host Marriott to such agent will be set forth in the prospectus supplement.

   If a dealer is utilized in the sale of the offered securities in respect of which this prospectus is delivered, Host Marriott will sell such offered securities to the dealer, as principal. The dealer, who may be deemed to be an "underwriter" as that term is defined in the Securities Act, may then resell such offered securities to the public at varying prices to be determined by such dealer at the time of resale.

   If an underwriter is, or underwriters are, utilized in the sale, Host Marriott will execute an underwriting agreement with such underwriters at the time of sale to them and the names of the underwriters will be set forth in the prospectus supplement, which will be used by the underwriter to make resales of the offered securities in respect of which this prospectus is delivered to the public. In connection with the sale of offered securities, such underwriter may be deemed to have received compensation from Host Marriott in the form of underwriting discounts or commissions and may also receive commissions from purchasers of offered securities for whom they may act as agents. Underwriters may also sell offered securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Any underwriting compensation paid by Host Marriott to underwriters in connection with the offering of offered securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement.

   Pursuant to any standby underwriting agreement entered into in connection with a subscription rights offering to Host Marriott's stockholders, persons acting as standby underwriters may receive a commitment fee for all securities underlying the subscription rights that the underwriter commits to purchase on a standby basis. Additionally, prior to the expiration date with respect to any subscription rights, any standby underwriters in a subscription rights offering to Host Marriott's stockholders may offer such securities on a when-issued basis, including securities to be acquired through the purchase and exercise of subscription rights, at prices set from time to time by the standby underwriters. After the expiration date with respect to such subscription rights, the underwriters may offer securities of the type underlying the subscription rights, whether acquired pursuant to a standby underwriting agreement, the exercise of the subscription rights or the purchase of such securities in the market, to the public at a price or prices to be determined by the underwriters. The standby underwriters may thus realize profits or losses independent of the underwriting discounts or commissions paid by Host Marriott. If Host Marriott does not enter into a standby underwriting arrangement in connection with a subscription rights offering to Host Marriott's stockholders, Host Marriott may elect to retain a dealer-manager to manage such a subscription rights offering for Host Marriott. Any such dealer-manager may offer securities of the type underlying the subscription rights acquired or to be acquired pursuant to the purchase and exercise of subscription rights and may thus realize profits or losses independent of any dealer-manager fee paid by Host Marriott.

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   Underwriters, dealers, agents and other persons may be entitled, under agreements that may be entered into with Host Marriott, to indemnification by Host Marriott against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which they may be required to make in respect thereof. Underwriters and agents may engage in transactions with, or perform services for, Host Marriott in the ordinary course of business.

   If so indicated in the applicable prospectus supplement, Host Marriott will authorize underwriters, dealers or other persons to solicit offers by certain institutions to purchase offered securities pursuant to contracts providing for payment and delivery on a future date or dates. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. The obligations of any purchasers under any such contract will not be subject to any conditions except that (i) the purchase of the offered securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject, and (ii) if the offered securities are also being sold to underwriters, Host Marriott shall have sold to such underwriters the offered securities not sold for delayed delivery. The underwriters, dealers and such other persons will not have any responsibility in respect of the validity or performance of such contracts. The prospectus supplement relating to such contracts will set forth the price to be paid for offered securities pursuant to such contracts, the commission payable for solicitation of such contracts and the date or dates in the future for delivery of offered securities pursuant to such contracts.

   Any underwriter may engage in stabilizing and syndicate covering transactions in accordance with Rule 104 under the Exchange Act. Rule 104 permits stabilizing bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. The underwriters may over-allot shares of the offered securities in connection with an offering of offered securities, thereby creating a short position in the underwriters' account. Syndicate covering transactions involve purchases of the offered securities in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing and syndicate covering transactions may cause the price of the offered securities to be higher than it would otherwise be in the absence of such transactions. These transactions, if commenced, may be discontinued at any time.

   The anticipated date of delivery of offered securities will be set forth in the applicable prospectus supplement relating to each offer.

                                 LEGAL MATTERS

   The validity of the offered securities will be passed upon for Host Marriott by Christopher G. Townsend, Esq., Vice President of Host Marriott or by other counsel to Host Marriott. If the offered securities are distributed in an underwritten offering or through agents, certain legal matters may be passed upon for any agents or underwriters by counsel for such agents or underwriters identified in the applicable prospectus supplement.

                                    EXPERTS

   The consolidated financial statements and schedules of Host Marriott, Host Marriott Hotels, Host Marriott, L.P., HMC Senior Communities, Inc., Host Marriott Corporation, a Delaware corporation, and the combined financial statements of HMH Properties, Inc., and subsidiaries and HMC Capital Resources Holding Corporation and subsidiaries and incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

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